Our vision is to be

1 Corporate Profile

1 Financial Highlights

2 Global Reach

4 Chairman's Message

6 Message to Shareholders

10 Defence

16 Civil

22 New Core Markets

24 Social Responsibility

27 Financial Review

29 Management's Discussion and Analysis

80 Independent Auditor's Report

82 Consolidated Financial Statements

87 Notes to Consolidated Financial Statements

138 Board of Directors and Officers

139 Shareholder and Investor Information

140 Forward Looking Statements

Corporate Profile

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.5 billion, CAE employs more than 7,000 people at more than 100 sites and training locations in more than 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 29 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments and, through CAE’s professional services division, we assist customers with a wide range of simulation-based needs. www.cae.com

Financial Highlights

(amounts in millions, except per share amounts)	2010	2009	2008

Operating results
Continuing operations
Revenue	1,526.3	1,662.2	1,423.6
Earnings	144.5	202.2	163.4
Net earnings	144.5	201.1	151.3
Backlog	3,042.8	3,181.8	2,899.9

Financial position
Net cash provided by continuing operating activities	267.0	194.4	257.0
Capital expenditures	130.9	203.7	189.5
Total assets	2,621.9	2,665.8	2,243.2
Total long term debt, net of cash	179.8	285.1	124.1

Per share
Earnings from continuing operations	0.56	0.79	0.64
Net earnings (basic)	0.56	0.79	0.60
Dividends	0.12	0.12	0.04
Shareholders’ equity	4.52	4.70	3.71

CAE Annual Report 2010 | 1

CAE Global Reach

ANCHORAGE
COLD LAKE
VANCOUVER
VICTORIA
SEATTLE
McCHORD
MOOSE JAW
MONTREAL
MIRABEL
BAGOTVILLE
GAGETOWN
MONCTON
HALIFAX
GREENWOOD
SUDBURY
PETAWAWA
OTTAWA
TORONTO
TRENTON
MINNEAPOLIS
DENVER
LITTLE ROCK
RICHARDSON
MORRISTOWN
SAN JOSE
OKLAHOMA CITY
HAMPTON ROADS
CHERRY POINT
PHOENIX
TUCSON
DYESS
DALLAS
CHARLOTTE
SAN DIEGO
DAVIS-MONTHAN
DOBBINS
KEESLER
HOLLOMAN
TAMPA
ORLANDO
MIAMI
MEXICO CITY
LIMA
BELO HORIZONTE
SÃO PAULO
SANTIAGO

LEGEND

- ■ Aviation Training
- ■ Aviation Services
- □ CAE Global Academy
- ● Military Training
- ● Military Services
- ▲ Simulation Products Operations
- ▼ CAE Professional Services
- ◆ Presagis Offices
- ◆ CAE Healthcare
- ◆ CAE Mining
- ○ Expansion

NORTH AMERICA

CANADA

CAE Professional Services	Bagotville
Military Services, CAE Professional Services	Cold Lake
Military Services	Gagetown
Military Services	Greenwood
CAE Professional Services	Halifax
Military Services, CAE Professional Services	Mirabel
CAE Global Academy	Moncton
Aviation Training, Aviation Services, Simulation Products Operations, CAE Professional Services, Presagis Offices, CAE Healthcare	Montreal
Military Services	Moose Jaw
Aviation Services, CAE Professional Services	Ottawa
Expansion	Petawawa
CAE Mining	Sudbury
Aviation Training, Aviation Services, CAE Professional Services, CAE Healthcare	Toronto
Military Services	Trenton
Aviation Training, Aviation Services	Vancouver
CAE Professional Services	Victoria

UNITED STATES

Aviation Services	Anchorage
Aviation Training	Charlotte
Military Services	Cherry Point
Aviation Training, Aviation Services, Military Training	Dallas
Military Training	Davis-Monthan
CAE Mining	Denver
Military Services	Dobbins
Military Services	Dyess
CAE Professional Services	Hampton Roads
Military Services	Holloman
Military Training, Military Services	Keesler
Military Training, Military Services	Little Rock
Military Services	McChord
Aviation Training	Miami
Military Services	Minneapolis
Aviation Training, Military Training	Morristown
Aviation Services	Oklahoma City
Aviation Services, CAE Professional Services, Presagis Offices	Orlando
Aviation Training, CAE Global Academy	Phoenix
Presagis Offices	Richardson
Military Services, CAE Global Academy	San Diego
Presagis Offices, CAE Healthcare	San Jose
Aviation Training	Seattle
Military Training, Simulation Products Operations, CAE Professional Services	Tampa
Presagis Offices	Tucson

SOUTH AMERICA

BRAZIL	
CAE Mining	Belo Horizonte
Aviation Training	São Paulo
CHILE	
Aviation Training, CAE Mining	Santiago
MEXICO	
Expansion	Mexico City
PERU	
CAE Mining	Lima

2 I CAE Annual Report 2010

BENSON
BRINKWORTH
BURGESS HILL
AMSTERDAM
WELLS
DEN HELDER
JAGEL
KIEL
LYNEHAM
YEOVILTON
LAAGE
NORDHOLZ
CULDROSE
WITTMUND
MOSCOW
BRUSSELS
WUNSTORF
FASSBERG
PARIS
BUECKEBURG
HOLZDORF
NOERVENICH
BUECHEL
VÉLIZY
GEILENKIRCHEN
STOLBERG
NEUBURG
LECHFELD
FUERSTENFELDBRUCK
SESTO CALENDE
MADRID
EVORA
PISA
VITERBO
ROME
DELHI
RAE BARELI
DUBAI
ABU DHABI
JEDDAH
GONDIA
OKINAWA
ZHUHAI
BANGALORE
LANGKAWI
KUALA LUMPUR
SINGAPORE
DOUALA
JOHANNESBURG
AUSTRALIA
TOWNSVILLE
BRISBANE
OAKEY
AMBERLEY
PERTH
RICHMOND
SYDNEY
NOWRA
ADELAIDE
CANBERRA
MELBOURNE

EUROPE

BELGIUM
Brussels

FRANCE
Paris
Vélizy

GERMANY
Buechel
Bueckeburg
Fassberg
Fuerstenfeldbruck
Geilenkirchen
Holzdorf
Jagel
Kiel
Laage
Lechfeld
Neuburg
Noervenich
Nordholz
Stolberg
Wittmund
Wunstorf

ITALY
Pisa
Rome
Sesto Calende
Viterbo

NETHERLANDS
Amsterdam
Den Helder

PORTUGAL
Evora

RUSSIA
Moscow

SPAIN
Madrid

UNITED KINGDOM
Benson
Brinkworth
Burgess Hill
Culdrose
Lyneham
Wells
Yeovilton

MIDDLE EAST

UNITED ARAB EMIRATES
Abu Dhabi
Dubai
Jeddah

OCEANIA

AUSTRALIA
Adelaide
Amberley
Brisbane
Canberra
Melbourne
Nowra
Oakey
Perth
Richmond
Sydney
Townsville

ASIA

CHINA
Zhuhai

INDIA
Bangalore
Delhi
Gondia
Rae Bareli

JAPAN
Okinawa

MALAYSIA
Kuala Lumpur
Langkawi

SINGAPORE
Singapore

AFRICA

CAMEROON
Douala

SOUTH AFRICA
Johannesburg

CAE Annual Report 2010 I 3

4	| CAE Annual Report 2010

Chairman’s Message

Your company performed well in difficult markets in fiscal year 2010. Geographical diversification and revenue balance among our operating segments allowed the company to end the year with a healthy financial position, and well-positioned to continue to pursue our growth objectives.

At mid-year, we appointed a new Chief Executive Officer, Marc Parent, upon the retirement of Robert E. Brown.

On behalf of the Board of Directors, I hasten to acknowledge Mr. Brown’s significant contribution to CAE during the past five years. He led and executed the strategic changes that have produced a healthy portfolio of products and services in the right markets.

Marc Parent, who joined the company in 2005, has an intimate knowledge of CAE’s operations and a proven performance record. Mr. Parent served most recently as Executive Vice President and Chief Operating Officer and joined the Board of Directors in November 2008. He is an outstanding leader and we are confident that he will continue to lead CAE to new levels of success.

On behalf of the Board, we are pleased with the direction of the company and with the tangible results to date from the execution of major corporate initiatives. One of our tasks is to ensure that executive and management compensation is fully aligned with the interests of shareholders. In this regard, CAE is proud to have received from Korn Ferry and Les Affaires an Excellence in Corporate Governance award for our compensation policies and programs.

On behalf of our shareholders, I would like to thank all CAE employees for their contribution to the company’s development. The CAE brand is stronger for your efforts.

Lynton R. Wilson
Chairman of the Board

CAE Annual Report 2010 | 5

6	| CAE Annual Report 2010

Message to Shareholders

CAE performed well in fiscal year 2010 despite a very difficult civil aviation market and we are emerging gradually from the downturn with a unique global position in civil aviation, continued growth prospects in defence and a solid financial base.

Our total revenue reached $1.53 billion compared to $1.66 billion generated a year ago. Contributing to this result was the continued double-digit growth we achieved in our defence segments, which helped to offset the impacts of the economic downturn and the contraction of the civil aviation market. This past year was challenging but it gave us the opportunity to test the merits of our diversification strategy. Taken together with the measures we took to improve and align our cost base, we demonstrated the resiliency of CAE’s business model. Our consolidated net earnings, including a restructuring charge of $34.1 million, were $144.5 million compared to $201.1 million in fiscal year 2009. We maintained our lead in a competitive market and continued to have a solid backlog of $3.0 billion.

Our overall performance in fiscal year 2010 provided more evidence of how CAE has become less vulnerable to the cyclicality of new civil aircraft deliveries, with about two-thirds of our civil market activities now involved in the provision of training and services, which depends more on the vast installed base of commercial, business and general aircraft worldwide. In terms of our diversification by industry sector, more than half of our revenue was derived from defence products and services, and from a geographic standpoint, about one-third of our revenue was generated in high growth markets such as Asia, the Middle East and South America, which continued to exhibit strong demand for our products and services during the downturn. These results demonstrate the sound balance we have achieved in our overall business mix and validate our diversification strategy.

Highlights

In defence, we concluded the year with a strong fourth quarter that increased total orders to $969.1 million. We signed contracts during the year with the defence forces of 21 nations, including a multi-year $250 million contract in support of Canada’s CH-147 Chinook helicopter training requirements. We also signed contracts to upgrade the helicopter simulators and expand training services at CAE’s Medium Support Helicopter Aircrew Training Facility in the U.K. for both the Royal Air Force and Royal Netherlands Air Force. As well, we continued to demonstrate our global leadership in providing C-130 training systems and services by expanding our C-130 training centre in Tampa, Florida and winning contracts to support the Indian Air Force, U.S. Air Force Special Operations Command and several other militaries. These contracts increase our recurring revenue and provide long-term stability for CAE.

In civil aerospace, we maintained our leadership in a difficult and competitive environment. We sold 20 full-flight simulators, mainly to customers in Asia and the Middle East and we maintained more than a 70% share of the competed market. We further developed our relationships with aircraft manufacturers, a prime example being the selection of CAE by Bombardier to support

CAE Annual Report 2010 | 7

in the design, integration and development of the CSeries aircraft program, and in the aircraft’s entry-into-service training program. In training and services, we booked orders during the year with an expected value of $351 million, including a contract from the U.S. Federal Aviation Administration, which selected CAE to train its own pilots under a new five-year agreement. As well, we reached an important milestone with our first Multi-crew Pilot License beta program with a contract from AirAsia. Demand for training and services in the emerging markets continued to be strong and we signed a ten-year contract renewal to train LAN pilots at our Santiago training centre. We generated solid margins in our overall Civil business despite lower utilization in our training centres and lower revenue from the sale of products.

We made more progress during the year to further diversify CAE for long-term sustainable growth by leveraging our core capabilities of modelling, simulation and training into New Core Markets, including healthcare and mining. We made a number of small acquisitions to develop our capabilities in the healthcare field by providing us with subject matter expertise, products and distribution channels. On the mining sector front, following the end of the fiscal year, we advanced our entry into mine simulation and optimization through the acquisition of Datamine, a company with proven expertise and global customer reach. Similar to civil aviation and defence, these new market sectors have mission-critical needs for safety and efficiency and CAE is already helping to address them.

We are 7,000 people strong and the world is our market.

Outlook
For CAE overall, we are increasingly optimistic about the future.

Patience will still be required as the civil aerospace market works its way back from a deep downturn but recovery is now clearly underway. The effects of the civil aviation downturn experienced last year, particularly in terms of market pressure on pricing, as well as the lower production volume, will continue to affect us in fiscal year 2011 as we work our way through our products backlog. However, higher volumes and margins in training and services should provide some relief. Ultimately, we believe that when the civil aviation market fully recovers, our combined Civil business can achieve similar levels of performance as it did during the last market up-cycle.

We expect our Defence business to continue to deliver solid growth and profitability. Government spending constraints are a factor for all defence companies, but the cost efficiency and effectiveness of simulation-based training make CAE’s solutions even more relevant. As well, we specialize in training systems for aircraft types that are germane to national security in a world of persistent low-intensity conflicts. Our backlog is strong and the underlying drivers for more simulation-based training in defence, along with a healthy pipeline of opportunities for the outsourcing of training and maintenance services, give us reason to believe our growth in this area is sustainable over the long-term.

From a geographic perspective, our strong local presence in emerging markets such as Southeast Asia, the Indian sub-continent, the Middle East and South America will remain an important source of stability and a growth driver

8	| CAE Annual Report 2010

for CAE. Among many initiatives, we are strengthening our presence in India with a joint venture helicopter training centre in Bangalore, which will be operational during the 2010 calendar year. Our New Core Markets, even though still at an early stage, give us another reason for our optimism. There is large market potential and we expect these new business endeavours to become material parts of CAE in the future.

Our firm commitment to innovation and research and development helps to ensure our market leadership. This fiscal year we embarked on a $714 million, five-year R&D investment plan to expand our current technologies, develop new ones and increase our capabilities beyond training. The launch of our CAE 3000 Series family of helicopter mission trainers, funded under our R&D program, is a tangible example of our innovation. We are also planning investments over a seven-year period of up to $274 million in R&D to support our entry in our New Core Markets.

Through several years of strong performance and prudent capital management, we have a healthy balance sheet and the means to support our growth. In addition to our ongoing R&D investments and strategic investments in New Core Markets, we continue to seek opportunities to acquire businesses that complement our ability to serve customers in our different markets.

Taking all of these factors into account, we believe CAE is in a good position to prosper in the years ahead as the civil aviation market recovery takes hold, as our defence business continues to produce strong results, and as we continue growing our New Core Markets.

Acknowledgements

It is a privilege and an honour for me to lead CAE and follow in the footsteps of Robert E. Brown, an outstanding mentor, who retired from CAE on September 30, 2009.

I am very proud of this company and its history of innovation and technology breakthroughs.

From its Canadian base in Montreal, CAE has spread its wings to 23 countries in every continent except Antarctica, with customers in 100 countries. We have expanded from the civil aircraft market into defence and are now positioning ourselves for further diversification into new industry sectors where our knowledge and rigour can make a difference in safety and efficiency.

The CAE brand is admired globally, a powerful calling card throughout the world. The company has credibility in all segments of aviation, a depth and breadth of expertise that is unmatched in the industry. Most important of all, customers think highly of CAE. The company is known for world-class training tools, delivered by the best people.

Our brand is our people. They have made CAE the industry leader it is today and our more than 7,000 employees will drive its future success. By listening, adapting and tailoring solutions to meet customer needs, they make our brand stronger.

In closing, I take this opportunity to thank the members of the CAE team around the world for their dedication and service to the company. I wish to acknowledge the governments of Canada and Québec for partnering with CAE in our long-term R&D initiatives. My thanks also to our Board of Directors for their support and counsel and to our shareholders for their confidence in CAE.

Marc Parent
President and Chief Executive Officer

CAE Annual Report 2010 | 9

GREEN
A POS NKA

CAE has delivered simulation equipment and training services to the defence forces of more than 35 countries, including every branch of the U.S. military.

Defence

CAE Annual Report 2010 | 11

CAE is the simulation supplier of choice for many original equipment manufacturers, including Alenia Aermacchi for its new M-346 advanced lead-in fighter trainer.

CAE Annual Report 2010 | 13

CAE is developing a solution to help pilots land safely in extremely degraded visual conditions such as brownouts.

Defence

CAE Annual Report 2010 | 15

CAE Global Academy

CAE Global Academy is the world's largest network of ab initio flight training organizations with a capacity of training more than 1,800 pilot cadets annually, in North America, Europe, Africa, Asia and Australia.

Civil

CAE Annual Report 2010 | 17

AIRBUS

CAE has designed simulators for more than 130 aircraft types, such as the A380, the world's largest commercial airliner. This image was generated by the CAE Tropos™-6000 visual system.

Civil

CAE Annual Report 2010 | 19

The CAE 3000 Series helicopter mission simulator offers unprecedented realism to help improve safety for civil helicopter operators.

Civil

CAE Annual Report 2010 | 21

CAE Healthcare manages the medical simulation centres of the Faculty of Medicine of Université de Montréal and of The Michener Institute in Toronto.

New Core Markets

CAE is proud of its leadership in providing modelling and simulation-based solutions to a global customer base in the defence and aerospace markets. While continuing to grow in these markets, we believe there are growth opportunities in other industry sectors where our expertise is most relevant.

CAE has spent considerable time analyzing and gaining insight into new vertical markets where modelling, simulation and technical training expertise can be applied with compelling results. Three target sectors show the best promise: healthcare, mining and energy.

Decisions were guided by 6 criteria

• The required solution is mission-critical • Safety is imperative, with little margin for error

• Cost of training on real equipment is very high

• Task complexity is very high, the more complex the more attractive • Market size easily compensates the price of entry • Opportunity for CAE to establish a leadership position

Market penetration and growth strategy • Partnerships • Acquisitions • Strong R&D commitment • Leveraging CAE brand and leadership

CAE is determined to achieve the same level of excellence in these new markets as in our current markets. To this end, we are investing up to $274 million in new R&D over the next seven years to support our market penetration and growth strategy. The Québec government has agreed to participate with up to $100 million in contribution.

3 target sectors

Healthcare

CAE Healthcare is applying CAE’s training, simulation and modelling expertise as well as best practices from aviation to the healthcare industry in order to improve patient safety and increase efficiency.

Mining

CAE brings unique expertise to the mining industry in large database management, scenario simulation and technical training. CAE plans to introduce simulation-based mine planning, scheduling and training in an industry where safety is paramount and task complexity is very high.

Energy

CAE will offer modelling and simulation-based solutions designed for the energy industry, aimed at production, distribution and marketing.

CAE Annual Report 2010 | 23

CAE employees of Haitian origin offered a plaque to CAE and its employees in recognition of CAE's contribution to help the people of Haiti.

Social Responsibility

CAE Annual Report 2010 | 25

Social Responsibility

26	| CAE Annual Report 2010

1	.	HIGHLIGHTS		29
2	.	INTRODUCTION		32
3	.	ABOUT CAE		33
		3.1	Who we are	33
		3.2	Our vision	33
		3.3	Our strategy and value proposition	33
		3.4	Our capability to execute strategy and deliver results	35
		3.5	Our operations	35
		3.6	Foreign exchange	40
		3.7	Non-GAAP and other financial measures	41
4	.	CONSOLIDATED RESULTS		43
		4.1	Results of our operations – fourth quarter of fiscal 2010	43
		4.2	Results of our operations – fiscal 2010	44
		4.3	Restructuring	45
		4.4	Results of our operations – fiscal 2009 versus fiscal 2008	45
		4.5	Consolidated orders and backlog	46
5	.	RESULTS BY SEGMENT		46
		5.1	Civil segments	47
		5.2	Military segments	50
6	.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY		52
		6.1	Consolidated cash movements	53
		6.2	Sources of liquidity	53
		6.3	Government cost-sharing	54
		6.4	Contractual obligations	55
7	.	CONSOLIDATED FINANCIAL POSITION		55
		7.1	Consolidated capital employed	55
		7.2	Variable interest entities	56
		7.3	Off balance sheet arrangements	57
		7.4	Financial instruments	58
8	.	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES		60
		8.1	Acquisitions	60
9	.	BUSINESS RISK AND UNCERTAINTY		61
		9.1	Risks relating to the industry	61
		9.2	Risks relating to the Company	62
		9.3	Risks relating to the market	64
10	.	CHANGES IN ACCOUNTING POLICIES		65
		10.1	Significant changes in accounting policies – fiscal 2010	65
		10.2	Future changes in accounting standards	66
		10.3	Critical accounting estimates	73
11	.	SUBSEQUENT EVENTS		76
12	.	CONTROLS AND PROCEDURES		76
		12.1	Evaluation of disclosure controls and procedures	76
		12.2	Internal control over financial reporting	76
13	.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS		76
14	.	ADDITIONAL INFORMATION		76
15	.	SELECTED FINANCIAL INFORMATION		77

28	| CAE Annual Report 2010

Management’s Discussion and Analysis

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2010

1.     HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2010

Higher revenue over last quarter and lower revenue year over year

-     Consolidated revenue was $395.9 million this quarter, $13.0 million or 3% higher than last quarter and $42.9 million or 10% lower than the same quarter last year.

Net earnings and diluted earnings per share were higher than last quarter and lower year over year

-     Net earnings were $40.5 million (or $0.16 per share) this quarter, compared to $37.7 million (or $0.15 per share) last quarter, representing an increase of $2.8 million or 7%, and compared to $52.7 million (or $0.21 per share) in the fourth quarter of last year, representing a decrease of $12.2 million or 23%;

-     A restructuring charge of $1.9 million was booked this quarter, compared to $3.9 million last quarter and nil in the fourth quarter of last year. Excluding the restructuring charge, earnings from continuing operations were $42.3 million this quarter (or $0.16 per share) and $40.3 million (or $0.16 per share) last quarter.

Positive free cash flow1 at $114.9 million

-     Net cash provided by continuing operations was $148.7 million this quarter, compared to $21.8 million last quarter and $71.8 million in the fourth quarter of last year;

-     Maintenance capital expenditures and other assets were $26.2 million this quarter, compared to $14.2 million last quarter and $29.8 million in the fourth quarter of last year;

-     Cash dividends were $7.6 million this quarter, last quarter and in the fourth quarter of last year.

FISCAL 2010

Lower revenue year over year

-    Consolidated revenue was $1,526.3 million this year, $135.9 million or 8% lower than last year.

Lower net earnings and diluted earnings per share

-     Net earnings were $144.5 million (or $0.56 per share) this year, compared to $201.1 million (or $0.79 per share) last year, representing a decrease of $56.6 million or 28%;

-     A restructuring charge of $34.1 million was booked this year compared to nil last year. Excluding the restructuring charge, earnings from continuing operations were $168.6 million (or $0.66 per share).

Positive free cash flow at $179.0 million

-    Net cash provided by continuing operations was $267.0 million this year, compared to $194.4 million last year;

-    Maintenance capital expenditures and other assets were $66.5 million this year, compared to $60.2 million last year;

-    Cash dividends were $30.3 million this year, compared to $29.6 million last year.

Capital employed1 ending at $1,335.6 million

-    Capital employed decreased by $147.3 million or 10% this year;

-    Property, plant and equipment decreased by $155.2 million;

-    Non-cash working capital increased by $20.0 million in fiscal 2010, ending at negative $40.4 million;

-    Net debt1 decreased by $105.3 million this year, ending at $179.8 million.

ORDERS1

-     The book-to-sales ratio for the quarter was 1.59x (combined civil was 1.11x and combined military was 1.98x). The ratio for the last 12 months was 1.03x (combined civil was 0.84x and combined military was 1.20x);

-    Total order intake was $1,574.9 million, down 19% over last year;

-    Total backlog1 was $3,042.8 million as at March 31, 2010, 4% lower than last year.

Training & Services/Civil obtained contracts expected at $351.2 million

-     Signed a contract with sponsoring airline AirAsia for our first Multi-crew Pilot License (MPL) beta program that will adhere to new performance-based Approved Training Organization (ATO) certification requirements developed by Transport Canada and based on International Civil Aviation Organization (ICAO) guidelines. Graduates of our first MPL beta program are expected to enter the initial operating experience (IOE) program to become A320 First Officers with AirAsia;

-     Signed a contract with the Kingdom of Saudi Arabia to deliver a CAE Flightscape flight recorder and analysis laboratory;

-     Extended our training service agreement with Brussels Airlines through calendar 2012 on an exclusive basis for AVRO, A320, A330 and B737-300 simulator training;

1 Non-GAAP measure (see Section 3.7).

CAE Annual Report 2010 | 29

Management’s Discussion and Analysis

-     Awarded by the Federal Aviation Administration (FAA) a Multiple Award for General Aviation and Business Aircraft Pilot Training for five years;

-     Signed LAN Airlines to a ten-year contract renewal for B767 training at our Santiago training centre;

-     Signed training service contracts or extensions with existing customers at Emirates-CAE Flight Training (ECFT) in Dubai. Clients include AMAC Aerospace, Falcon Aviation Services, Jet Aviation, Kingfisher Airlines, MSC Aviation and Transaero Airlines;

-     Signed a ten-year agreement with Air Transat to provide dry lease training for its A310 and A330 fleet at our Montreal training centre;

-     Signed a contract to provide wet initial training to 28 CRJ200 crews from Volga Avia Express at our Madrid training centre;

-     Signed contracts with Air Astana, Wind Rose Aviation Company and Avianca.

Simulation Products/Civil won $254.6 million of orders including a total of 20 full-flight simulators (FFSs)

CAE 5000 Series A320 FFSs

-    Two to Bahrain Mumtalakat Holding Company (Mumtalakat).

CAE 7000 Series ARJ21-700 FFSs

-    Two to COMAC Shanghai Customer Service Co. Ltd.

CAE 7000 Series ATR72-500 FFSs

-    One to Mount Cook Airlines;

-    One to Lion Air.

CAE 7000 Series Boeing 737-800 FFSs

-    One to Malaysian Airlines System;

-    One to Skymark Airlines.

CAE 7000 Series Boeing 737-900ER FFSs

-    Two to Lion Air.

Other

-    One CAE 5000 Series B737NG FFS to Kenya Airways;

-    One CAE 5000 Series Beech King B200 FFS to Lufttransport AS;

-    One CAE 5000 Series Cessna Citation CJ1 FFS to Korean Air;

-    One CAE 7000 Series A320 FFS to Shanghai Eastern Flight Training Company;

-    One CAE 7000 Series A330 FFS to Shanghai Eastern Flight Training Company;

-    One CAE 7000 Series A330/340 convertible FFS to Saudi Arabian Airlines;

-    One CAE 7000 Series Boeing 777-300ER FFS to Turkish Airlines;

-    One CAE 7000 Series Embraer 170/190 FFS to Mumtalakat;

-    One CSeries aircraft FFS to Bombardier;

-    One engineering development simulator to Bombardier.

During the third quarter, the segment also received a cancellation of a simulator order from a prior year.

Simulation Products/Military won $545.7 million of orders for new training systems and upgrades

-     One CH-147F training suite to Canada’s Department of National Defence (DND) under the Operational Training Systems Provider (OTSP) program in support of Canada’s new fleet of 15 CH-147F Chinook medium-to-heavy lift helicopters;

-     A comprehensive academic training system for the C-130 and KDC-10 aircraft, which includes a CAE SimfinityTM virtual simulator (VSIM) and multimedia courseware, to the Royal Netherlands Air Force;

-    Major upgrade on one CH-47 FMS used by the Royal Netherlands Air Force;

-    Major product enhancements to the CAE GESI command and staff training system for the German Army;

-    Upgrade on one Tornado simulator used by the German Air Force;

-     Major upgrades on two CAE-built CH-53 full-mission simulators (FMSs) operated at the German Army Aviation school in Bückeburg;

-    Ground-based tactical mission trainers to Lockheed Martin to be used by the U.K. military;

-     A330 Multi-Role Tanker Transport part-task trainers and integrated procedures trainers to be used by the United Arab Emirates (UAE) and the Royal Saudi Air Force (RSAF);

-     One HC/MC-130J FMS for the U.S. Air Force Special Operations Command;

-     One C-130H FMS, avionics part-task trainer, computer-based training and instructional courseware, brief/debrief stations and a training management information system to an undisclosed customer;

-     Major upgrades on two CH-47 FMSs used by the U.K. Royal Air Force;

-     Major upgrades on two MH-60S operational flight trainers used by the U.S. Navy.

30 | CAE Annual Report

Management’s Discussion and Analysis

Training & Services/Military awarded contracts for more than $423.0 million

-     A 20-year in-service support contract for the CH-147F aircrew training program to Canada’s DND under the OTSP program;

-     Continued to provide training support services as part of the U.S. Air Force’s C-130J Maintenance and Aircrew Training System program and C-130E/H Aircrew Training System program;

-     Continued development and services as part of the Synthetic Environment Core (SE Core) program;

-     A nine-year training services contract with the Royal Netherlands Air Force to train its Chinook aircrews at our Medium Support Helicopter Aircrew Training Facility (MSHATF) in the U.K.;

-     Simulator maintenance and support services to the German Ministry of Defence on various types of simulators for the German Army and Air Force;

-     A one-year contract to continue to provide avionics software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft;

-     A three-year contract with the Royal Netherlands Navy to provide Lynx simulator maintenance and technical logistics support;

-     C-130H training services for a Middle East customer;

-     An amendment to our existing PFI training contract with the United Kingdom Royal Air Force to provide training on two
CH-47 Chinook simulators to be upgraded at our U.K. training centre in Benson;

-     Increased management and support services for the Australian Defence Forces aircraft simulators;

-     A multi-year C-130H pilot training contract to an undisclosed customer.

ACQUISITIONS AND JOINT VENTURES

-     We acquired Bell Aliant’s Defence, Security and Aerospace (DSA) business unit through an asset purchase agreement in the first quarter of fiscal 2010. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries;

-     We acquired Seaweed Systems Inc. (Seaweed) during the second quarter of fiscal 2010. Seaweed has embedded graphics solutions for the military and aerospace market, with experience in the development of safety critical graphic drivers;

-     We acquired ICCU Imaging Inc. (ICCU) during the third quarter of fiscal 2010. ICCU specializes in developing multimedia educative material and offering educational solutions to help medical providers perform a focused bedside ultrasound examination;

-     We acquired VIMEDIX Virtual Medical Imaging Training Systems Inc. (VIMEDIX) during the fourth quarter of fiscal 2010. VIMEDIX specializes in developing virtual reality animated transthoracic echocardiograph simulators and advanced echographic simulation training;

-     We acquired part of Immersion Corporation’s (Immersion) medical simulation business unit through an asset purchase agreement during the fourth quarter of fiscal 2010. Immersion’s medical line of business designs, manufactures, and markets computer-based virtual reality simulation training systems with realistic touch feedback that allows clinicians and students to practice and improve minimally invasive surgical skills in an environment that poses no risk to patients;

-     We entered into two joint ventures during fiscal 2010: Rotorsim S.r.l (50% participation) and Embraer CAE Training Services (U.K.) Limited (49% participation);

-     Following the end of fiscal 2010, we announced the acquisition of The Datamine Group (Datamine). Datamine is a supplier of mining optimization software tools and services.

OTHER

-     Effective April 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Since adopting the new standard, we expense our pre-operating costs as they are incurred. We have retroactively restated comparative prior period information. You will find more details in Change in accounting standards;

-     On May 14, 2009, we introduced actions required to size our company to current and expected market conditions. The plan has now been completed. You will find more details in Restructuring;

-     On June 8, 2009, we announced that we issued senior notes for $15.0 million and US$105.0 million by way of a private placement;

-     On June 21, 2009, we, in collaboration with the Québec government, announced an investment of up to $274.0 million in a new research and development (R&D) program extending up to seven years to leverage our modelling, simulation and training services expertise into our new core markets of healthcare, mining and energy;

-     On July 24, 2009, we, the Solidarity Fund QFL and Société générale de financement du Québec (SGF) announced the creation of a limited partnership to provide qualifying customers competitive lease financing for our civil flight simulation equipment manufactured in Québec and exported around the world;

-     Effective October 1, 2009, our former Executive Vice President and Chief Operating Officer, Marc Parent, succeeded
Robert E. Brown as our President and CEO;

-     On April 6, 2010, we announced that we finalized an agreement to refinance our existing credit facility due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million.

CAE Annual Report 2010 | 31

Management’s Discussion and Analysis

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2010 mean the fiscal year ending March 31, 2010;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2009;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 13, 2010, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2010 and the consolidated financial statements and notes for the year ended March 31, 2010. We have written it to help you understand our business, performance and financial condition for fiscal 2010. Except as otherwise indicated, all financial information has been reported in accordance with Canadian generally accepted accounting principles (GAAP). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in this annual report for the year ended March 31, 2010. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our capability to execute strategy and deliver results;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Acquisitions, business combinations and divestitures;

-    Business risk and uncertainty;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycle, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in Business risk and uncertainty in the MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

32 | CAE Annual Report

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe.

We design, develop, manufacture and supply simulation tools and equipment and provide a wide range of training and other modelling and simulation-based services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations. We are launching some of these solutions for healthcare education and service providers and the mining industry. We also operate a global network of training centres serving pilots and maintenance staff.

Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs more than 7,000 people at more than 100 sites and training locations in more than 20 countries. Revenue from worldwide exports and international activities accounted for 90% of CAE’s total revenue in 2010.

CAE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the symbol CAE.

3.2      Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most accessible and most innovative modelling and simulation-based solutions to enhance safety, improve efficiency, and help solve challenging problems.

3.3      Our strategy and value proposition

Our strategy

We are a world-leading provider of modelling and simulation-based training and decision support solutions. We currently serve customers in two primary markets: civil aerospace and defence. We have begun to extend our capabilities into new markets of simulation-based training and optimization solutions in healthcare, mining and energy.

A key tenet of our strategy in our core civil aerospace and defence markets is to derive an increasing proportion of our business from the existing fleet. This would include providing solutions for customers in support of the global fleet of civilian and military aircraft. Historically, the primary driver of our business was the delivery of new commercial aircraft. Over the past few years, we have engaged in a strategy to diversify our revenue base away from the volatility of new commercial aircraft deliveries. Our SP/C segment, which in fiscal 2010 represented approximately 19% of our consolidated revenue, is most dependent on this market driver. The balance of our business involves mainly more stable and recurring sources of revenue like training and services as well as military simulation products and services.

In addition to diversifying our interests between customer markets, our strategy has also involved more balance between products, which tend to be more short-term and cyclical, and services, which tend to be more long term and stable. As well, we continue to diversify our interests globally. This is intended to bring our solutions closer to our customers’ home bases, which we think is a distinct competitive advantage. This also allows us to be less dependent on any one market and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world. We consider the maintenance of our sound capital structure a priority. We continue to execute our growth strategy by selectively investing to meet the long-term needs of our aerospace and defence customers and to seed our initiatives in our new core markets.

Value proposition

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a complete range of products and services that can be arranged in a customized package to suit our customers’ needs and can be adapted as their needs evolve over the lifecycle of their operations. We offer the broadest global reach of any of our competitors. As a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

CAE Annual Report 2010 | 33

Management’s Discussion and Analysis

Our core competencies and competitive advantages include:

-    World-leading modelling and simulation technology;

-     Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modeling and simulation;

-    Total array of training products and services solutions;

-    Broad-reaching customer intimacy;

-    Extensive global coverage;

-    High-brand equity;

-    Proven systems engineering and program management processes;

-    Best-in-class customer support;

-    Well established in new and emerging markets.

World-leading modelling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers. We are now applying this capability to new markets, such as healthcare and mining.

Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modelling and simulation

We revolutionized the way aviation training is performed when we introduced our CAE SimfinityTM-based training solutions and courseware. These training devices effectively bring the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. We build upon the CAE SimfinityTM product line to develop the trainers that are used in the Airbus pilot and maintenance technician training programs. We also developed e-Learning solutions to enable pilots and technicians to train anytime and anywhere.

Total array of training products and services solutions

We have the broadest and most comprehensive range of aviation training products and services in the industry, and thus we are the best positioned to tailor solutions to meet the specific needs of individual operators. Our portfolio of training solutions is more operationally oriented and scenario based to ensure aviation professionals receive the most practical training possible for the situations they may face. Our approach is to first understand an operator’s needs and objectives, and then to propose an optimal solution that is made up of various elements of our product and service portfolio.

Broad-reaching customer intimacy

We have been in business for more than 60 years and have relationships with many of the world’s airlines and the governments of approximately 50 different national defence forces, including all branches of the U.S. forces. Our customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations.

Extensive global coverage

We have operations and offer training and support services in more than 20 countries on five continents and sell into many more countries. Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while respecting the regulations and customs of the local market. We operate a fleet of more than 160 full-flight and full-mission simulators in 29 civil and military training centres to meet the wide range of operational requirements of our customers. Our fleet includes simulators for various types of aircraft from major manufacturers, including commercial jets, business jets and helicopters, both civil and military.

High-brand equity

Our simulators are typically rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day.

We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air-worthiness regulations are introduced.

As we enter new markets like healthcare and mining, we find that the CAE brand is widely regarded as the benchmark for modelling and simulation-based technology and for training services.

34 | CAE Annual Report

Management’s Discussion and Analysis

Proven systems engineering and program management processes

We continue to develop solutions and deliver technically complex programs within schedule to ensure that there are trained and mission-ready aircrew and combat troops around the world. This includes MH-60 simulators for the U.S. Navy, C-130J simulators for U.S. and Canadian Defence Forces, NH90 simulators for the Royal Australian Air Force, Royal Netherlands Navy and German Navy,  the maritime P-3C operational flight and tactics trainers for the German Navy and the M-346 jet trainer simulator for the Italian Air Force. These and other programs combined with our continued investment in R&D continue to strengthen our technological leadership and strengthen our management expertise to deliver complex programs that feature sensor simulation for maritime operations, synthetic tactical environments for naval and fighter operations as well as our visualization and common database technologies that deliver rich, immersive synthetic environments for the most effective training possible.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts as well as important update and maintenance services business. Our customer support practices, including a web-based customer portal, performance dashboard, and automated report cards, have resulted in enhanced customer support according to customer comments and feedback.

Well established in new and emerging markets

Our approach to global markets is to model ourselves as a multi-domestic rather than a foreign company. This has enabled us to be a first mover into growth markets like China, India, the Middle East, South America and Southeast Asia.

3.4      Our capability to execute strategy and deliver results

Our resources and processes help ensure that we can carry out our strategy and deliver results. We have three other attributes that are critical to our success:

Our financial position

At March 31, 2010, our net debt was $179.8 million, representing an adjusted net debt to capital ratio of 23% (including the present value of operating leases). With cash we are able to generate from operations, our strong balance sheet and available credit, we have adequate funding in place or available to sustain our current development projects. See Section 7, Consolidated financial position, for a more detailed discussion. As at March 31, 2010, we are in compliance with our financial covenants.

A skilled workforce and experienced management team

At the end of fiscal 2010, we had more than 7,000 employees. The skills of our workforce have a significant impact on the efficiency and effectiveness of our operations. While competition for well-trained and skilled employees is high, we have been successful at attracting and retaining people because of our quality reputation as an industry leader, our commitment to providing an engaging and challenging work environment and by offering competitive compensation.

We also have an experienced management team with a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of our corporate strategy. We are focusing on leadership development of key executives and members of senior management.

Proven ability to adapt to changing market conditions

We have restructured our business during fiscal 2010. We have institutionalized a culture of continuous improvement and cost reduction. Despite major headwinds like the surging Canadian dollar this past year, we managed to maintain profitability and enhance our market position. We continue to focus on becoming more efficient by lowering costs without affecting the quality of our products and services.

3.5      Our operations

We primarily serve two markets globally:

-     The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres, pilot provisioning and flight training organizations;

-    The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CAE Annual Report 2010 | 35

Management’s Discussion and Analysis

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for flight and ground personnel and associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. CAE has the broadest global network of training centres and we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines and business aviation. We offer a full range of services, including training centre operations, pilot training, aircraft technician training services, simulator spare parts inventory management, curriculum development, consulting services and e-Learning solutions. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance and flight operations. As well, we are offering airlines a long-term solution to pilot recruitment with our pilot provisioning capability. We achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have 148 FFSs in operation and we provide aviation training and services in more than 20 countries around the world, including aviation training centres, flight training organizations (FTOs) and third-party locations. We make selective investments to add new revenue simulator equivalent units (RSEUs) to our network to maintain our position, increase our market share, and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs from the existing fleet, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is a world leader in the provision of civil flight simulation equipment. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models and, more recently, the Bombardier CSeries and Global Express, Boeing 747-8 and 787, Airbus A380, Embraer Phenom 100/300, Dassault Falcon 7X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

Demand for commercial air transportation decreased over the past year in light of the global economic recession. Air carriers adjusted by reducing flight capacity, most notably in North America and Europe. So far, these conditions have resulted in a moderate decrease in the global active fleet of commercial aircraft, which is one of the key drivers for our training business. As well, we have seen a high proportion of existing business jets put up for sale, which compete with the supply of new aircraft. This has also meant fewer flight cycles and flight crews and consequently less demand for training.

A portion of our training services’ revenue comes from recurrent training that is essential to support the existing global in-service aircraft fleet, which totals approximately 40,000 aircraft. While the recurrent training segment is relatively more stable, capacity reduction from airlines and business jet operators has impacted training demand on several platforms. Specifically, we have seen lower training activity commensurate with airline capacity reductions and some reductions in aircraft deliveries in business aviation, resulting in lower capacity utilization and pricing pressure in general. As well, pilot movements within and between airlines have been lower, resulting in less training demand. Our training business, to a certain extent, also relies on new aircraft deliveries. In business aviation, a number of aerospace companies have said they expect business jet deliveries to bottom out in calendar 2010 and gradually recover thereafter.

More recently, we have seen demand for air travel and air cargo show signs that market conditions are recovering. We expect demand for air transportation to resume its long-term growth trajectory as conditions improve. Despite recent market setbacks, newly revised forecasts from major aircraft OEMs still point to an approximate doubling of the global aircraft fleet over the next two decades. These assumptions continue to support our underlying strategy as a global provider of aviation training services.

In the SP/C segment, new simulation product orders were lower this year as a result of airline capital constraints and lower aircraft capacity flown in Western markets. We were successful in maintaining our leadership position with 20 sales during fiscal 2010, representing a competed market share of more than 70%. During the last year in the market down-cycle, we experienced acute pricing pressure for the sale of simulation products as a result of CAE and our competitors pursuing fewer market opportunities. These factors, combined with a strong Canadian dollar, have resulted in lower margins on orders booked this year in our SP/C segment backlog. Our SP/C segment normally lags the civil aerospace cycle by approximately 12 months. We expect market conditions to gradually improve and to eventually be reflected in our performance as we make our way through an SP/C backlog that represents the brunt of the down-cycle.

We believe that over the medium-to-long term, the aerospace business, and more specifically the training products and services segments, will continue to experience growth. Recognizing that this is a dynamic market, we continue to monitor key economic and market factors that could impact our business and potentially change our outlook. Actual and potential changes in production rates and aircraft order cancellations by the major OEMs are important determinants in the level of demand for some of our products and solutions.

The impact of the global economic recession is most acute in mature markets like the U.S. and Europe. Economic growth in emerging markets has slowed somewhat from its previous robust pace. However, on a percentage basis, economic growth in these regions continues to outpace the typical growth rate in mature markets. We anticipate positive world GDP growth in the current 2010 calendar year.

36 | CAE Annual Report

Management’s Discussion and Analysis

The following trends support our positive medium-to-long-term view for the civil market:

-    Aircraft backlogs;

-    New and more fuel-efficient aircraft platforms;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Expected long-term growth in air travel;

-    Long-term demand for trained crew members;

-    New international requirements for the qualification of flight simulation training devices (FSTDs).

Aircraft backlogs

In calendar 2009, Boeing received a total of 142 net orders (firm orders less cancellations) for new aircraft and Airbus received a total of 271 net orders. For the three-month period ending March 31, 2010, net aircraft orders for Boeing and Airbus were 83 and 60, respectively. While the pace of order activity has slowed dramatically in calendar 2009, Boeing and Airbus continue to work through lower but still strong backlog levels and this should help generate opportunities for our full portfolio of training products and services. In calendar 2009, Boeing reported a total of 481 commercial airplane deliveries, while Airbus reported 498 deliveries for the same period. For the three-month period ending March 31, 2010, Boeing reported 108 deliveries, while Airbus reported 122 deliveries.

Recently Boeing and Airbus have announced production rate increases for both wide-body and narrow-body aircraft. The increases will take some time to implement and should ultimately translate into higher demand for training products and services.

In the business jet segment, aircraft order deferrals and cancellations have led a number of business aircraft manufacturers to lower their production rates.

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms that will drive worldwide demand for simulators and training services. The Boeing 747-8 and 787, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft, Mitsubishi Regional Jet, COMAC ARJ21 and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, during fiscal 2010, we signed contracts with Bombardier to use our modelling and simulation expertise to support the design, development and validation of the new CSeries aircraft, and we will also develop the prototype CSeries FFS. We also have a joint venture with Embraer that is providing comprehensive training for the new Phenom 100 VLJ and will provide training for the Phenom 300 LJ aircraft. Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs and training centres.

Expected long-term growth in air travel

Passenger traffic declined 3.5% in calendar 2009 compared to 2008. We anticipate that passenger traffic will resume its growth in the long term. There have been signs in recent months that passenger traffic as well as cargo traffic are recovering. In the first quarter of calendar 2010, passenger traffic increased 8.6% compared to the first quarter of calendar 2009. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, natural disasters, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

Long-term demand for trained crew members

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In emerging markets like India and China, long-term air traffic growth is expected to outpace the growth expected in developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, for whom we are also exploring new training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) which may be adopted in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. In the fourth quarter of fiscal 2010, we launched an MPL beta program with AirAsia using new performance-based requirements developed by Transport Canada. If the MPL process is adopted in emerging markets like China, India and Southeast Asia where there is the greatest need for a large supply of qualified pilots, trained in an efficient and effective manner, it would result in increased use of simulation-based training.

CAE Annual Report 2010 | 37

Management’s Discussion and Analysis

New international requirements for the qualification of flight simulation training devices

During the summer of 2009, the International Civil Aviation Organization (ICAO) published a strategic analysis intended to define flight simulation requirements for the qualification of the new seven ICAO standard FSTDs in the 190 ICAO member States. The ICAO document was drafted by members of the international regulatory community, pilot representative bodies, airlines, and the training and flight simulation industry. The ICAO group conducted a fundamental review to establish the simulation fidelity levels required to support each of the required training tasks for each type of pilot license, qualification, rating or training type. The resulting conclusions have already started to become the basis of reference for all national and international standards for a complete range of seven FSTDs.

The ICAO document states that the top-fidelity ICAO Standard FSTD (Type VII) is required to support each of the required training tasks contained in a number of crucial training to proficiency contexts including recurrent and initial training, MPL and the Airline Transport Pilot License. It also confirms and recognizes the long-term necessity of high-fidelity FSTDs for such highly critical training contexts. The qualification requirements of the ICAO Type VII simulator require a higher fidelity of simulation (including visuals, motion, sound and air traffic control simulation) than today’s level D simulator requirements and we believe the increased demands for more realistic and more immersive training aligns well with our strengths in aviation training as a global modelling and simulation technology leader.

MILITARY MARKET

We generate revenue in six interrelated areas of the defence market value chain. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf modelling and simulation software solutions to mid-tier markets.

Our strategy in the defence market has been to globalize and diversify our military business. We have diversified our interests across a broad range of national markets and related defence budgets to have a more resilient and predictable stream of military business. We are a leading supplier of simulation and training solutions and have a significant local presence in seven countries. Through the successful execution of our strategy, we see tangible positive results from our efforts.  Over the past two fiscal years (2009 and 2010), we have achieved record military order intake totalling over $2 billion. The strong and diverse base of business that we have developed, combined with the encouraging trends that we see in the global defence market, specifically related to our modelling and simulation niche, give us confidence that we can continue to grow for the foreseeable future.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities. This results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules aircraft than any other company. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as simulated weapon and sensor systems. We have delivered simulation products and training systems to more than
50 military operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global military forces. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 60 sites around the world. TS/M additionally provides a variety of modelling and simulation-based professional and defence services.

Market trends and outlook

As a result of successful deliveries on prior programs, we are well positioned on a range of military platforms involving transport aircraft, aerial refuelling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, S-70 and H-60 helicopter variants, CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Vehicles (UAVs) and other aircraft that form part of the backbone of defence forces globally. Our positive outlook is supported by the expectation that these aircraft types will continue to be in demand globally. These platforms involve newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade. Our focus in these specific market segments is an important distinction for us as a defence contractor as we believe they are vital to the maintenance of a defence force’s operational capability and readiness. We believe that we have minimal exposure to platform types that may be viewed as more discretionary by the defence establishment and therefore more susceptible to defence spending constraints.

38 | CAE Annual Report

Management’s Discussion and Analysis

We anticipate ongoing rationalization of defence budgets globally and for overall spending to remain stable in some markets or modestly decrease in others such as the U.S., which is the world’s largest defence market. We believe, however, that defence spending in the areas involving our products and services will be stable or increase modestly as a result of:

-    Explicit desire of governments and defence forces to increase the use of modelling and simulation;

-    Growing demand for our specialized modelling and simulation-based products and services;

-    High cost of operating live assets for training which leads to more use of simulation;

-    Current nature of warfare which requires joint forces training and mission rehearsal.

We expect that approximately 10,000 new military manned aircraft will be deployed into global military fleets over the next five years and this will generate demand for approximately 300 FMSs. While we do not today address all platforms and all markets, we are able to serve a good portion of this expected demand.

Explicit desire of governments and defence forces to increase the use of modelling and simulation

Also helping to drive our military business is the explicit desire of governments and defence forces to increase the use of modelling and simulation for analysis, training, and operational decision-making. Unlike commercial aerospace where the use of simulation is widely proliferated, the use of simulation in defence has to date been more limited. For example, the Australian government issued a Defence White Paper in 2009 specifically calling for increased use of modelling and simulation to relieve bottlenecks in training. This echoes the sentiments expressed by other militaries globally, especially those expressed by the U.S. defence community. Simulation offers a number of advantages that address an ever-increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modelling and simulation are considerable. The U.S. Air Force estimates that live training is approximately 10 times more costly than simulation-based training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems all point to the greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modelling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is delivering the NH90 helicopter, EADS is aggressively marketing the A330 MRTT and C-295 transport aircraft worldwide,
Lockheed Martin is doubling production of the C-130 aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. For example, we have won or participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. We have recently expanded our C-130 Tampa Training Center with a new C-130H FMS featuring an upgraded glass cockpit avionics suite.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

CAE Annual Report 2010 | 39

Management’s Discussion and Analysis

Current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past years we have delivered
MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the
CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

HEALTHCARE MARKET

The simulation-based aviation training model is becoming universally recognized as one of the effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of the healthcare industry. Currently, our healthcare services range from providing simulation-based training solutions to managing simulation-based training centres.

During the year, CAE Healthcare further developed its capabilities in two areas: training centre solutions and medical solutions. We leveraged our broad expertise in managing aviation simulation centres to expand our offering for healthcare simulation centres, including training centre management services and training solutions, as well as the launch of the CAE OWLTM system. The
CAE OWLTM system is used for optimizing the way training is conducted. In the area of medical solutions, we entered the imaging and surgical training fields; both of which are important focus areas for us and where CAE Healthcare can leverage CAE’s core simulation and modeling capabilities. The acquisitions of ICCU and VIMEDIX give us the ability to offer a complete solution for bedside ultrasound training by combining simulators with a comprehensive curriculum. The acquisition of three medical product lines from Immersion enables our entry into the training field for minimally invasive surgical procedures.

We estimate that the total global market for simulation-based healthcare training will be in excess of $1.5 billion by 2012. Although the market potential in this area is large, as our initiative is still in its infancy stage, the results are not yet material for CAE.

3.6      Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	2010	2009	Decrease
U.S. dollar (US$ or USD)	1.02	1.26	(19%)
Euro (€)	1.37	1.67	(18%)
British pound (£ or GBP)	1.54	1.80	(14%)

We used the average foreign exchange rates below to value our revenues and expenses:

	2010	2009	Decrease
U.S. dollar (US$ or USD)	1.09	1.13	(4%)
Euro (€)	1.54	1.59	(3%)
British pound (£ or GBP)	1.74	1.91	(9%)

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in this year’s earnings from continuing operations (after tax) by approximately $4.0 million compared to fiscal 2009.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of civil and military training centres

Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the statement of earnings and an impact on year-to-year and quarter-to-quarter comparisons.

40 | CAE Annual Report

Management’s Discussion and Analysis

-    Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)

Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies, while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

To reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedged the foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-     Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these exposures;

-     Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a change of one cent in the Canadian dollar against each of the other four currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating income, as well as our net exposure:

Exposure (amounts in millions)	Revenue	Operating Income	Hedging	Net Exposure
U.S. dollar (US$ or USD)	6.4	1.8	(1.4)	0.4
Euro (€)	2.7	0.8	(0.2)	0.6
British pound (£ or GBP)	0.7	0.3	(0.2)	0.1
Australian dollar (AUD$ or AUD)	0.8	–	–	–

3.7      Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

CAE Annual Report 2010 | 41

Management’s Discussion and Analysis

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities
(not including long-term debt and its current portion);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

-    We add net debt to total shareholders’ equity to understand where our capital is coming from.

Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from the sale of property, plant and equipment. Dividends are deducted in the calculation of free cash flow.

Gross margin

Gross margin is a non-GAAP measure equivalent to the segment operating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Non-recourse financing

Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of a subsidiary, and not CAE Inc.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations. These items are presented in the reconciliation between total segment operating income and EBIT (See Note 27 of the consolidated financial statements).

42 | CAE Annual Report

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS

All comparative prior period information of fiscal 2009 has been retroactively restated for a change in accounting standards, which affected our accounting treatment for pre-operating costs. You will find more details in change in accounting standards.

4.1      Results of our operations – fourth quarter of fiscal 2010

Summary of consolidated results

(amounts in millions, except per share amounts)		Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$395.9	382.9	364.5	383.0	438.8
Total segment operating income[1]		$64.9	64.6	62.3	72.3	79.6
Restructuring charge		$(1.9)	(3.9)	(1.1)	(27.2)	–
Earnings before interest and income taxes (EBIT)		$63.0	60.7	61.2	45.1	79.6
As a % of revenue	%	15.9	15.9	16.8	11.8	18.1
Interest expense, net		$5.5	6.5	7.4	6.6	5.1
Earnings from continuing operations (before taxes)		$57.5	54.2	53.8	38.5	74.5
Income tax expense		$17.0	16.5	14.7	11.3	21.8
Net earnings		$40.5	37.7	39.1	27.2	52.7
Basic and diluted EPS		$0.16	0.15	0.15	0.11	0.21

The fourth quarter of fiscal 2009 has been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue was 3% higher than last quarter and 10% lower year over year

Revenue was $13.0 million higher than last quarter mainly because:

-     TS/C’s revenue increased by $11.2 million, or 11%, mainly due to a change in our training revenue mix combined with an increase of flight training organizations’ (FTOs) activities. The increase was partially offset by the negative effect from the stronger Canadian dollar;

-     SP/M’s revenue increased by $8.9 million, or 6%, mainly due to an increase in volume this quarter, particularly from our Canadian programs. The increase was partially offset by a negative foreign exchange impact;

-     TS/M’s revenue increased by $1.0 million, or 1%, mainly as a result of a higher level of activity in our Professional Services business, partially offset by a negative foreign exchange impact;

-     SP/C’s revenue decreased by $8.1 million, or 11%, mainly due to lower production levels resulting from a decline in order intake.

Revenue was $42.9 million lower than the same period last year largely because:

-     SP/C’s revenue decreased by $42.8 million, or 40%, mainly due to lower production levels resulting from a decline in order intake;

-     TS/C’s revenue decreased by $7.8 million, or 6%, mainly due to the negative effect from the stronger Canadian dollar and to the market softness in Europe. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase of FTOs’ activities and by higher revenue generated in the emerging markets;

-     SP/M’s revenue increased by $5.7 million, or 4%, primarily due to the integration into our results of Bell Aliant’s former
Defence, Security and Aerospace (DSA) business unit, acquired in May 2009, in addition to an increase in volume, particularly from our Canadian programs. The increase was partially offset by a negative foreign exchange impact;

-     TS/M’s revenue increased by $2.0 million, or 3%, mainly due to a strong level of activity in our Professional Services business, combined with an increase in training services in Europe. The increase was partially offset by a negative foreign exchange impact.

You will find more details in Results by segment.

EBIT 1 was $2.3 million higher than last quarter and $16.6 million lower year over year

EBIT for this quarter was $63.0 million, or 15.9% of revenue. EBIT was up $2.3 million, or 4%, compared to last quarter, and down $16.6 million, or 21%, year over year. A restructuring charge of $1.9 million was booked this quarter, compared to $3.9 million last quarter and nil in the fourth quarter of last year.

Compared to last quarter, segment operating income was up by $0.3 million. Increases of $3.6 million from TS/C and $2.4 million from SP/M were partially offset by decreases of $3.2 million and $2.5 million from TS/M and SP/C, respectively.

Year over year, segment operating income was down by 18%, or $14.7 million. SP/C, TS/C and SP/M experienced decreases in segment operating income of $9.6 million, $4.1 million and $1.0 million, respectively, while TS/M’s segment operating income remained stable.

You will find more details in Results by segment.

[1] Non-GAAP measure (see Section 3.7).

CAE Annual Report 2010 | 43

Management’s Discussion and Analysis

Net interest expense was $1.0 million lower than last quarter and $0.4 million higher year over year

Net interest expense was lower than last quarter mainly because of lower average foreign exchange rates and higher capitalized interest for assets under construction. The year-over-year increase on net interest expense was mainly because of an increase on long-term debt and other interests, partially offset by an increase in capitalized interests for assets under construction and lower average foreign exchange rates.

Effective income tax rate is 30% this quarter

Income taxes this quarter were $17.0 million, representing an effective tax rate of 30%, compared to 30% for the last quarter and 29% in the fourth quarter of fiscal 2009.

4.2      Results of our operations – fiscal 2010

Summary of consolidated results

(amounts in millions, except per share amounts)		FY2010	FY2009	FY2008
Revenue		$1,526.3	1,662.2	1,423.6
Gross margin [1]		$452.2	499.9	437.1
As a % of revenue	%	29.6	30.1	30.7
Total segment operating income		$264.1	305.8	250.6
Restructuring charge		$(34.1)	–	–
Earnings before interest and income taxes (EBIT)		$230.0	305.8	250.6
As a % of revenue	%	15.1	18.4	17.6
Interest expense, net		$26.0	20.2	17.5
Earnings from continuing operations (before taxes)		$204.0	285.6	233.1
Income tax expense		$59.5	83.4	69.7
Earnings from continuing operations		$144.5	202.2	163.4
Results from discontinued operations		$–	(1.1)	(12.1)
Net earnings		$144.5	201.1	151.3
Basic and diluted EPS from continuing operations		$0.56	0.79	0.64
Basic EPS		$0.56	0.79	0.60
Diluted EPS		$0.56	0.79	0.59

Fiscal 2009 and fiscal 2008 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue was 8% or $135.9 million lower than last year

Revenue was lower than last year mainly because:

-     SP/C’s revenue decreased by $193.4 million, or 41%, mainly due to lower production levels resulting from a decline in order intake. The decrease was partially offset by more favourable rates on revenue hedging contracts this year;

-     TS/C’s revenue decreased by $27.0 million, or 6%, mainly due to market softness in North America and Europe and to the negative effect from the stronger Canadian dollar. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase of FTOs’ activities and by higher revenue generated in the emerging markets;

-     SP/M’s revenue increased by $62.1 million, or 13%, mainly due to an increase in volume and the integration into our results of DSA, acquired in May 2009. The increase was partially offset by a negative foreign exchange impact;

-     TS/M’s revenue increased by $22.4 million, or 9%, mainly as a result of a higher level of activity in our Professional Services business and increased training services in Europe. The increase was partially offset by a negative foreign exchange impact.

You will find more details in Results by segment.

Gross margin was $47.7 million lower than last year

The gross margin was $452.2 million this year, or 29.6% of revenue compared to $499.9 million or 30.1% of revenue last year. As a percentage of revenue, gross margin was stable when compared to last year.

EBIT was $75.8 million lower than last year

EBIT this year was $230.0 million, or 15.1% of revenue. EBIT was down $75.8 million, or 25%, compared to last year. A restructuring charge of $34.1 million was booked this year, compared to nil last year.

Segment operating income was down by 14%, or $41.7 million. Decreases in segment operating income for the civil segments of $42.7 million for SP/C and $11.9 million for TS/C were partially offset by increases for the military segments of $8.0 million and
$4.9 million for SP/M and TS/M respectively.

You will find more details in Results by segment.

1Non-GAAP measure (see Section 3.7).

44 | CAE Annual Report

Management’s Discussion and Analysis

Net interest expense was $5.8 million higher than last year

(amounts in millions)	FY2009 to FY2010	FY2008 to FY2009
Net interest, prior period	$20.2	$17.5
Increase in interest on long-term debt	1.5	3.0
Decrease in interest income	–	0.4
Decrease (increase) in capitalized interest	1.9	(1.2)
(Decrease) increase in amortization of deferred financing charges	(0.3)	0.5
Other	2.7	–
Increase in net interest expense from the prior period	$5.8	$2.7
Net interest, current period	$26.0	$20.2

Net interest expense was $26.0 million this year, which is $5.8 million or 29% higher than last year. This is mainly attributed to:

-     Higher interest expense on overall long-term debt, mainly resulting from the net increase of senior notes for $15.0 million and
US$45.0 million by way of a private placement in the first quarter of fiscal 2010, the net increase in capital leases, and issuance of new debts;

-     Decrease in capitalized interests for assets under construction;

-     Increase in other interest expense.

Effective income tax rate is 29%

This fiscal year, income taxes were $59.5 million, representing an effective tax rate of 29%, compared to 29% for the same period last year.

4.3      Restructuring

On May 14, 2009, we introduced actions required to size our company to current and expected market conditions. Approximately
700 employees were affected. A restructuring charge of $34.1 million, consisting mainly of severance and other related costs, including the associated pension expense, was included in net earnings in fiscal 2010. The plan has been completed.

The following summarizes the restructuring costs and remaining provision for fiscal 2010:

(amounts in millions)	Employee Termination Costs	Other Costs	Total
Provision as at March 31, 2009	$–	$–	$–
Expenses recorded	23.5	10.6	34.1
Payments made	(19.0)	(8.2)	(27.2)
Foreign exchange	(0.4)	(0.1)	(0.5)
Provision as at March 31, 2010	$4.1	$2.3	$6.4

4.4      Results of our operations – fiscal 2009 versus fiscal 2008

Revenue

Revenue grew to $1,662.2 million in fiscal 2009, $238.6 million or 17% higher than fiscal 2008. Growth in each of the four segments was mainly due to:

-     A higher level of activity on various simulator contracts awarded in fiscal 2009, for both helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10) for the SP/M segment;

-     The integration into our results of the fiscal 2009 acquisitions of Sabena Flight Academy and Academia Aeronautica de Evora S.A. and the August 2007 acquisition of Flightscape Inc., as well as the contribution of additional RSEUs into our network for the TS/C segment. The increase was partially offset by market softness in North America and preliminary indications of softness in Europe;

-     A higher level of activity in fiscal 2009 in addition to more revenue recorded for simulators that were already manufactured prior to 2009 for which we signed sales contracts during that year for the SP/C segment;

-     A strong level of activity in our Professional Services business, revenue generated from the recently began maintenance phase of the Synthetic Environment Core (SE Core) program in the U.S. and an increased level of effort on some of our maintenance service contracts in Germany for the TS/M segment.

Revenue was also positively impacted by the depreciation of the Canadian dollar against the U.S. dollar and the euro.

EBIT

EBIT was $305.8 million, or 18.4% of revenue, in fiscal 2009, representing an increase of $55.2 million or 22% over the fiscal 2008 EBIT of $250.6 million. The increase was due to higher segment operating income from the SP/M, TS/C and TS/M segments, which increased their segment operating income by $36.0 million, $15.4 million and $7.0 million respectively. The increase was partially offset by a decrease in SP/C’s segment operating income of $3.2 million.

CAE Annual Report 2010 | 45

Management’s Discussion and Analysis

Net interest

Net interest was $20.2 million in fiscal 2009, a $2.7 million or 15% increase over fiscal 2008. This was mainly due to:

-     Higher interest expense on overall long-term debt and increased amortization of deferred financing costs, mainly related to the non-recourse financing secured at the end of the first quarter of fiscal 2008;

-     Lower interest income resulting from lower cash on hand in fiscal 2009 compared to fiscal 2008, in addition to lower interest rates.

The increase in net interest expense was partially offset by an increase in capitalized interest. In fiscal 2009, compared to fiscal 2008, we had a higher level of assets under construction to support our growth initiatives.

Income taxes

We recorded an income tax expense of $83.4 million in fiscal 2009, representing an effective tax rate of 29%, compared to 30% in fiscal 2008. The lower tax rate in fiscal 2009 was mainly due to a change in the mix of income from various jurisdictions.

Discontinued operations

Net loss from discontinued operations was $1.1 million in fiscal 2009, mainly attributed to fees incurred in the litigation initiated by us for further payment following the disposal, in fiscal 2003, of the assets of the sawmill division of our Forestry Systems.

4.5      Consolidated orders and backlog

Our consolidated backlog was $3,042.8 million at the end of fiscal 2010, which is 4% lower than last year. New orders of $1,574.9 million increased the backlog this year, while $1,526.3 million in revenue was generated from the backlog.

Backlog down by 4% over last year

(amounts in millions)	FY2010	FY2009	FY2008
Backlog, beginning of period	$3,181.8	$2,899.9	$2,774.6
+ orders	1,574.9	1,940.2	1,665.5
- revenues	(1,526.3)	(1,662.2)	(1,423.6)
+/- adjustments	(187.6)	3.9	(116.6)
Backlog, end of period	$3,042.8	$3,181.8	$2,899.9

In addition to the negative foreign exchange impact resulting from the stronger Canadian dollar, the fiscal 2010 adjustments include the following:

-     A downward revision of $44.5 million made in TS/C to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting current market conditions;

-     Contracts acquired in the DSA acquisition have been included in the backlog of SP/M and TS/M for a total of $177.8 million.

The book-to-sales ratio for the quarter was 1.59x. The ratio for the last 12 months was 1.03x.

You will find more details in Results by segment, below.

5.     RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

46 | CAE Annual Report

Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income

(amounts in millions, except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Civil segments
Training & Services/Civil		$75.1	87.0	21.0	17.4	15.9	20.8	25.1
	%	17.3	18.9	18.5	17.0	15.5	18.1	20.7
Simulation Products/Civil		$49.4	92.1	8.9	11.4	12.4	16.7	18.5
	%	17.4	19.3	13.8	15.7	19.4	20.1	17.2
Military segments
Simulation Products/Military		$95.7	87.7	25.8	23.4	24.3	22.2	26.8
	%	17.5	18.1	17.3	16.7	17.7	18.7	18.7
Training & Services/Military		$43.9	39.0	9.2	12.4	9.7	12.6	9.2
	%	16.7	16.2	13.4	18.4	16.1	18.9	13.8
Total segment operating income (SOI)		$264.1	305.8	64.9	64.6	62.3	72.3	79.6
Restructuring charge		$(34.1)	–	(1.9)	(3.9)	(1.1)	(27.2)	–
EBIT		$230.0	305.8	63.0	60.7	61.2	45.1	79.6

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Capital employed

(amounts in millions)	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Civil segments
Training & Services/Civil	$969.8	995.0	1,018.9	1,093.2	1,151.4
Simulation Products/Civil	$29.6	39.9	28.5	25.6	(53.9)
Military segments
Simulation Products/Military	$147.0	181.9	167.6	174.6	148.8
Training & Services/Military	$174.2	196.4	173.9	172.5	162.2
	$1,320.6	1,413.2	1,388.9	1,465.9	1,408.5

The comparative period of fiscal 2009 has been restated to reflect a change in the accounting treatment for pre-operating costs.

5.1      Civil segments

FISCAL 2010 EXPANSIONS AND NEW INITIATIVES

-     We launched a new suite of products and services as part of Bombardier’s CSeries aircraft program called the CAE Augmented Engineering EnvironmentTM. The CAE Augmented Engineering EnvironmentTM includes a modelling and simulation environment that allows OEMs to evaluate, test, and validate a range of aircraft models and systems during the development phase. We complement the delivery of the CAE Augmented Engineering EnvironmentTM with engineering design and support services throughout the development phase of the aircraft program;

-     We launched the CAE 3000 Series helicopter mission simulator product family for the previously underserved civil helicopter market. Our new simulation capability offers unprecedented realism for helicopter-specific mission training, including offshore, emergency medical services, law enforcement, long line, high-altitude, corporate, and other operations. We are the first to incorporate artificially intelligent human form and moving vehicle dynamic simulation for civil helicopter training tasks and mission scenarios. The first CAE 3000 Series will be available for training by the summer of 2010;

-     We will begin offering Bell 412 training programs later in the year in Mexico, for which Bell Helicopter is providing aircraft systems and performance data and technical support;

-     We added a Bombardier Global Express FFS and training program at the Emirates-CAE Flight Training (ECFT) joint venture in Dubai, bringing the total number of simulators at the facility to 12;

-     We, together with the Solidarity Fund QFL and SGF, announced the creation of a limited partnership to provide qualifying customers competitive lease financing for our civil flight simulation equipment manufactured in Québec and exported around the world.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $123.6 million, including:

-     A contract with sponsoring airline AirAsia for our first MPL beta program that will adhere to new performance-based ATO certification requirements developed by Transport Canada and based on ICAO guidelines. Graduates of our first MPL beta program are expected to enter the IOE program to become A320 First Officers with AirAsia;

-     A contract with the Kingdom of Saudi Arabia to deliver a CAE Flightscape flight recorder and analysis laboratory;

-     Extended our training service agreement with Brussels Airlines through calendar 2012 on an exclusive basis for AVRO, A320, A330 and B737-300 simulator training;

-     A contract awarded by the FAA for a Multiple Award for General Aviation and Business Aircraft Pilot Training for five years;

-     A ten-year contract renewal for B767 training at our Santiago training centre with LAN airlines.

CAE Annual Report 2010 | 47

Management’s Discussion and Analysis

Financial results

(amounts in millions except operating margins, RSEU and FFSs deployed)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$433.5	460.5	113.6	102.4	102.8	114.7	121.4
Segment operating income		$75.1	87.0	21.0	17.4	15.9	20.8	25.1
Operating margins	%	17.3	18.9	18.5	17.0	15.5	18.1	20.7
Amortization & depreciation		$65.2	62.3	15.5	17.1	15.7	16.9	16.1
Capital expenditures		$79.5	168.9	23.9	13.0	18.9	23.7	52.7
Capital employed		$969.8	1,151.4	969.8	995.0	1,018.9	1,093.2	1,151.4
Backlog		$728.7	1,006.4	728.7	755.9	792.3	906.9	1,006.4
RSEU [1]		129	118	131	129	128	130	123
FFSs deployed		148	141	148	146	144	142	141

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue up by 11% over last quarter and down by 6% year over year

The increase from last quarter was mainly attributable to the change in our training revenue mix combined with an increase in FTOs’ activities. The increase was partially offset by the negative effect from the stronger Canadian dollar.

The decrease year over year was mainly attributed to the negative effect from the stronger Canadian dollar and to the market softness in Europe. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase in FTOs’ activities and by higher revenue generated in the emerging markets.

Revenue was $433.5 million this year, 6% or $27.0 million lower than last year

The decrease over last year was mainly attributed to the market softness in North America and Europe and to the negative effect from the stronger Canadian dollar. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase in FTOs’ activities and by higher revenue generated in the emerging markets.

Segment operating income up by 21% over last quarter and down by 16% year over year

Segment operating income was $21.0 million (18.5% of revenue) this quarter, compared to $17.4 million (17.0% of revenue) last quarter and $25.1 million (20.7% of revenue) in the same period last year.

Segment operating income increased by $3.6 million, or 21%, over last quarter. The increase was mainly attributable to the change in our training revenue mix and by an increase in our FTOs’ activities. The increase was partially offset by the negative effect from the stronger Canadian dollar.

Year-over-year segment operating income decreased by $4.1 million, or 16%, mainly due to the negative effect from the stronger Canadian dollar and to market softness in Europe. As well, last year’s segment operating income included the realization of a one-time gain resulting from finalization of a contribution to a venture. The decrease was partially offset by higher income from FTOs’ activities and by the cost containment measures taken this year.

Segment operating income was $75.1 million, down 14% or $11.9 million over last year

Segment operating income was $75.1 million (17.3% of revenue) this year, compared to $87.0 million (18.9% of revenue) last year.

The decrease over last year was attributed to the market softness in Europe and North America combined with the negative effect from the stronger Canadian dollar. The decrease was partially offset by the cost containment measures taken this year, by the contribution of additional RSEUs to our network, by the gain on the disposal of three used FFSs, in addition to higher segment operating income generated in the emerging markets and from FTOs’ activities. As well, last year’s segment operating income included a realization of cost savings due to the successful integration of a venture and a one-time realization of cost savings from the integration of another venture.

Capital expenditures at $23.9 million this quarter and $79.5 million for the year

Maintenance capital expenditures were $9.3 million for the quarter and $32.0 million for the year. Growth capital expenditures were
$14.6 million for the quarter and $47.5 million for the year. We continue to selectively expand the training network to address additional market share and in response to training demands from our customers.

Capital employed decreased by $25.2 million over last quarter and by $181.6 million over last year

Capital employed decreased over the last quarter mainly due to the impact of foreign exchange fluctuations partially offset by the increase in non-cash working capital.

Capital employed decreased over the prior year mainly due to the impact of foreign exchange and by the decrease in non-cash working capital.

1 Non-GAAP measure (see Section 3.7).

48 | CAE Annual Report

Management’s Discussion and Analysis

Backlog down by 28% over last year

(amounts in millions)	FY2010	FY2009
Backlog, beginning of period	$1,006.4	$963.3
+ orders	351.2	463.7
- revenues	(433.5)	(460.5)
+/- adjustments (mainly FX)	(195.4)	39.9
Backlog, end of period	$728.7	$1,006.4

Adjustments include the foreign exchange impact and a downward revision of $44.5 million made during the year to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting current market conditions.

This quarter’s book-to-sales ratio was 1.09x. The ratio for the last 12 months was 0.81x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 6 FFSs this quarter:

-     One CAE 7000 Series Boeing 777-300ER FFS to Turkish Airlines;

-     One CAE 7000 Series Boeing 737-800 FFS to Skymark Airlines;

-     One CAE 7000 Series ATR 72-500 FFS and two CAE 7000 Series Boeing 737-900ER FFSs to Lion Air;

-     One CAE 7000 Series A330/A340 convertible FFS to Saudi Arabian Airlines.

This brings SP/C’s order intake for the year to 20 FFSs.

During the fourth quarter, a change order contract amendment was signed with Mumtalakat to switch their order for an A330/340 FFS to an Embraer 170/190 FFS.

Financial results

(amounts in millions except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$284.1	477.5	64.5	72.6	63.9	83.1	107.3
Segment operating income		$49.4	92.1	8.9	11.4	12.4	16.7	18.5
Operating margins	%	17.4	19.3	13.8	15.7	19.4	20.1	17.2
Amortization & depreciation		$6.5	6.8	1.7	1.6	1.7	1.5	2.1
Capital expenditures		$14.7	5.6	12.3	0.6	0.5	1.3	1.7
Capital employed		$29.6	(53.9)	29.6	39.9	28.5	25.6	(53.9)
Backlog		$252.4	288.2	252.4	244.1	254.5	293.6	288.2

Revenue down by 11% over last quarter and 40% year over year

The decrease over last quarter was primarily due to lower production levels resulting from a decline in order intake and less revenue recognized this quarter for simulator sales not accounted for using the percentage-of-completion method. In the prior quarter, the cancellation of an order, for which the production of the simulator was already in progress, had a negative effect on revenue for that period.

The year-over-year decrease was primarily due to lower production levels resulting from a decline in order intake.

Revenue was $284.1 million for the year, 41% or $193.4 million lower than last year

The decrease in revenue was primarily due to lower production levels resulting from a decline in order intake. The decrease was partially offset by more favourable rates on revenue hedging contracts this year.

Segment operating income down by 22% over last quarter and 52% year over year

Segment operating income was $8.9 million (13.8% of revenue) this quarter, compared to $11.4 million (15.7% of revenue) last quarter and $18.5 million (17.2% of revenue) in the same period last year.

The decrease over last quarter was primarily due to decreased volume and a lower utilization of funds from our R&D cost-sharing programs.

The year-over-year decrease was mainly due to lower volume, lower prices on orders booked this year resulting from more intense competition as a consequence of the current market environment and a decrease in the utilization of funds from our R&D cost-sharing programs. The decrease was partially offset by a favourable impact resulting from the revaluation of our non-cash working capital accounts denominated in foreign currencies.

Segment operating income was $49.4 million for the year, 46% or $42.7 million lower than last year

Segment operating income was $49.4 million (17.4% of revenue) this year, compared to $92.1 million (19.3% of revenue) last year.

The decrease was primarily due to lower volume and a decline in project margins, resulting from challenging market conditions. The decrease was partially offset by a positive impact resulting from our favourable hedging rates.

CAE Annual Report 2010 | 49

Management’s Discussion and Analysis

Capital employed decreased by $10.3 million from last quarter and increased by $83.5 million over last year

Capital employed decreased from last quarter mainly as a result of lower non-cash working capital accounts. This was primarily due to a higher collection of accounts receivable, in addition to a reduction of our inventory levels and contracts in progress. The decrease was partially offset by an increase in our property, plant and equipment, resulting from the purchase of a building in India for
CAE Simulation Technologies Private Ltd and lower deposits on contracts.

Capital employed was higher than last year, mainly due to higher non-cash working capital accounts. This was principally due to lower levels of accounts payable and accrued liabilities and an increase in the value of our foreign exchange contracts, partially offset by lower accounts receivable. The increase was also due to higher property, plant and equipment, resulting from the purchase of a building in India for CAE Simulation Technologies Private Ltd.

Backlog down by 12% over last year

(amounts in millions)	FY2010	FY2009
Backlog, beginning of period	$288.2	$381.8
+ orders	254.6	383.2
- revenues	(284.1)	(477.5)
+/- adjustments (mainly FX)	(6.3)	0.7
Backlog, end of period	$252.4	$288.2

This quarter’s book-to-sales ratio was 1.15x. The ratio for the last 12 months was 0.90x.

5.2      Military segments

FISCAL 2010 EXPANSIONS AND NEW INITIATIVES

-     We continued our development of an Augmented Visionics System (AVS) to enable helicopter pilots to operate safely in the most extreme conditions, including landing in brownouts when dust recirculation caused by rotor downwash obscures the pilot’s view during critical maneuvering operations at very low altitudes. During fiscal 2010, we conducted several successful tests of our AVS solution at the U.S. Department of Defence Yuma Proving Grounds;

-     We are developing the CAE Volume-Based Intelligence, Surveillance and Reconnaissance System (CAE VISR), which integrates advanced sensor technologies and a Common Database (CDB) similar to our augmented visionics system (AVS) to help dramatically improve situational awareness and provide real-time intelligence gathering, information rendering and visualization, and improvised explosive device (IED) detection to battlefield commanders. The goal of our VISR program is to develop an effective system for IED detection;

-     We are collaborating with the National Aerospace Laboratory (NLR) in the Netherlands, an independent technological institute responsible for applied research in aerospace and defence, on a wide range of R&D projects designed to expand the role of modelling and simulation at the NLR;

-     We, together with Hindustan Aeronautics Limited (HAL), held a ceremony to lay the foundation stone for a new helicopter training centre in Bangalore, which will be operated by the Helicopter Academy to Train by Simulation of Flying (HATSOFF), an
equally-owned joint venture between HAL and CAE. In early 2010, HATSOFF announced that the first simulator for the Bell 412 would be arriving in India and be operational by mid-summer 2010;

-     We completed a major upgrade of the CAE-built Lynx Mk8 FMS for the Royal Navy, as well as delivered a new Lynx cockpit procedures trainer (LCPT) and a CAE SimfinityTM system-based trainer (SBT) located at the Royal Naval Air Station (RNAS) Yeovilton, U.K. This suite of training equipment has given the Royal Navy a comprehensive suite of synthetic training devices in support of the Lynx Mk8 maritime helicopter;

-     We expanded our C-130 training centre located in Tampa, Florida with the addition of a new C-130H full-mission simulator. The new simulator which is being used to train the RSAF, features Esterline CMC Electronics’ C-130 glass cockpit avionics system, which CMC offers to global C-130 operators considering avionics modernization programs for existing C-130 Hercules aircraft.

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $222.7 million in orders this quarter, including:

-     One CH-147F training suite to Canada’s DND under the OTSP program in support of Canada’s new fleet of 15 CH-147F Chinook medium-to-heavy lift helicopters;

-     A comprehensive academic training system for the C-130 and KDC-10 aircraft, which includes CAE SimfinityTM virtual simulators (VSIM) and multimedia courseware, to the Royal Netherlands Air Force.

Financial results

(amounts in millions except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$545.6	483.5	149.3	140.4	137.4	118.5	143.6
Segment operating income		$95.7	87.7	25.8	23.4	24.3	22.2	26.8
Operating margins	%	17.5	18.1	17.3	16.7	17.7	18.7	18.7
Amortization & depreciation		$11.3	11.4	2.8	2.7	3.2	2.6	3.8
Capital expenditures		$5.8	6.5	0.9	2.3	1.1	1.5	2.0
Capital employed		$147.0	148.8	147.0	181.9	167.6	174.6	148.8
Backlog		$868.0	893.0	868.0	815.3	889.8	1,072.5	893.0

50 | CAE Annual Report

Management’s Discussion and Analysis

Revenue up by 6% over last quarter and by 4% year over year

The increase over last quarter was mainly due to an increase in volume this quarter, particularly from our Canadian programs. The increase was partially offset by a negative foreign exchange impact.

The increase year over year was primarily due to the integration into our results of DSA, acquired in May 2009, in addition to an increase in volume, particularly from our Canadian programs. The increase was partially offset by a negative foreign exchange impact.

Revenue was $545.6 million this year, 13% or $62.1 million higher than last year

The increase in revenue over last year was mainly due to an increase in volume and the integration into our results of DSA, acquired in May 2009. The increase was partially offset by a negative foreign exchange impact.

Segment operating income up by 10% over last quarter and down 4% year over year

Segment operating income was $25.8 million (17.3% of revenue) this quarter, compared to $23.4 million (16.7% of revenue) last quarter and $26.8 million (18.7% of revenue) in the same period last year.

The increase over last quarter was mainly due to the higher volume, as explained above, in addition to a more favourable program mix. The increase was partially offset by increased R&D activities this quarter.

The year-over-year decrease was mainly due to increased R&D activities and a negative foreign exchange impact. The decrease was partially offset by the integration into our results of DSA, acquired in May 2009, and a more favourable program mix this quarter.

Segment operating income was $95.7 million this year, 9% or $8.0 million higher than last year

Segment operating income was $95.7 million (17.5% of revenue) this year, compared to $87.7 million (18.1% of revenue) last year.

Segment operating income increased mainly due to the above-mentioned increase in volume and the integration into our results of DSA, acquired in May 2009. The increase was partially offset by increased R&D activities and a negative foreign exchange impact.

Capital employed decreased by $34.9 million over last quarter and $1.8 million over last year

The decrease over last quarter was primarily due to lower non-cash working capital accounts, mainly due to a decrease in accounts receivable and increased accounts payable and accrued liabilities.

The decrease over last year was mainly due to lower non-cash working capital accounts, mainly due to a decrease in accounts receivable and an increase in accounts payable and accrued liabilities, partially offset by an increase in goodwill and other assets.

Backlog down by 3% over last year

(amounts in millions)	FY2010	FY2009
Backlog, beginning of period	$893.0	$765.1
+ orders	545.7	599.4
- revenues	(545.6)	(483.5)
+/- adjustments	(25.1)	12.0
Backlog, end of period	$868.0	$893.0

Adjustments include the negative foreign exchange impact and certain contracts acquired in the DSA transaction that have been identified as SP/M related.

This quarter’s book-to-sales ratio was 1.49x. The ratio for the last 12 months was 1.00x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $207.8 million in orders this quarter, including:

-     A 20-year in-service support contract for the CH-147F aircrew training program to Canada’s DND under the OTSP program;

-     The continuation to provide training support services as part of the U.S. Air Force’s C-130J Maintenance and Aircrew Training System program and C-130E/H Aircrew Training System program;

-     The continuation to provide development and services as part of the Synthetic Environment Core (SE Core) program.

Financial results

(amounts in millions except operating margins)		FY2010	FY2009	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009
Revenue		$263.1	240.7	68.5	67.5	60.4	66.7	66.5
Segment operating income		$43.9	39.0	9.2	12.4	9.7	12.6	9.2
Operating margins	%	16.7	16.2	13.4	18.4	16.1	18.9	13.8
Amortization & depreciation		$10.2	8.4	2.3	3.0	2.6	2.3	2.6
Capital expenditures		$30.9	22.7	11.4	8.2	5.8	5.5	6.4
Capital employed		$174.2	162.2	174.2	196.4	173.9	172.5	162.2
Backlog		$1,193.7	994.2	1,193.7	1,101.8	1,098.2	1,005.2	994.2

Comparative periods of fiscal 2009 have been restated to reflect a change in the treatment for pre-operating costs.

CAE Annual Report 2010 | 51

Management’s Discussion and Analysis

Revenue up by 1% over last quarter and by 3% year over year

The increase over last quarter mainly resulted from a higher level of activity in our Professional Services business, partially offset by a negative foreign exchange impact.

The increase year over year was primarily due to a strong level of activity in our Professional Services business, combined with an increase in training services in Europe. The increase was partially offset by a negative foreign exchange impact.

Revenue was $263.1 million this year, 9% or $22.4 million higher than last year

The increase was mainly the result of a higher level of activity in our Professional Services business and increased training services in Europe. The increase was partially offset by a negative foreign exchange impact.

Segment operating income down 26% over last quarter and stable year over year

Segment operating income was $9.2 million (13.4% of revenue) this quarter, compared to $12.4 million (18.4% of revenue) last quarter and $9.2 million (13.8% of revenue) in the same period last year.

The decrease from last quarter was due to a less favourable program mix and a negative foreign exchange impact this quarter.

Segment operating income was stable year over year. The increase in volume was offset by a negative foreign exchange impact.

Segment operating income was $43.9 million this year, 13% or $4.9 million higher than last year

Segment operating income was $43.9 million (16.7% of revenue) this year, compared to $39.0 million (16.2% of revenue) last year.

The increase was primarily due to increased training services in Europe, partially offset by a lower utilization of funds from our R&D cost-sharing program and a negative foreign exchange impact.

Capital employed decreased by $22.2 million over last quarter and increased $12.0 million over last year

The decrease from last quarter was primarily due to decrease in non-cash working capital accounts, mainly due to a decrease in accounts receivable and increased accounts payable and accrued liabilities.

The increase over last year was mainly due to an increase in property, plant and equipment, resulting from investments for additional simulators to support training demand, partially offset by a decrease in non-cash working capital.

Backlog up by 20% over last year

(amounts in millions)	FY2010	FY2009
Backlog, beginning of period	$994.2	$789.7
+ orders	423.4	493.9
- revenues	(263.1)	(240.7)
+/- adjustments	39.2	(48.7)
Backlog, end of period	$1,193.7	$994.2

Adjustments include the negative foreign exchange impact and certain contracts acquired in the DSA transaction that have been identified as TS/M related.

This quarter’s book-to-sales ratio was 3.03x. The ratio for the last 12 months was 1.61x.

Combined military performance favourable over last year

For fiscal 2010, our $808.7 million combined military revenue represented an $84.5 million or 12% increase over fiscal 2009 and our $139.6 million combined military operating income represented a $12.9 million or 10% increase over the same period. You will find more details in the above Results by segment sections of SP/M and TS/M.

This quarter’s combined military book-to-sales ratio was 1.98x. The ratio for the last 12 months was 1.20x.

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

-    Cash generated from operations, including timing of milestone payments and management of working capital;

-    Capital expenditure requirements;

-    Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

52 | CAE Annual Report

Management’s Discussion and Analysis

6.1      Consolidated cash movements

(amounts in millions)	FY2010	FY2009	FY2008	Q4-2010	Q3-2010	Q4-2009
Cash provided by continuing operating activities*	$270.6	$289.5	$273.9	$87.6	$62.2	$76.9
Changes in non-cash working capital	(3.6)	(95.1)	(16.9)	61.1	(40.4)	(5.1)
Net cash provided by continuing operations	$267.0	$194.4	$257.0	$148.7	$21.8	$71.8
Maintenance capital expenditures	(53.5)	(54.5)	(83.3)	(23.0)	(9.4)	(27.7)
Proceeds from disposal of property, plant and equipment	8.8	–	–	–	0.3	–
Other assets	(13.0)	(5.7)	(5.5)	(3.2)	(4.8)	(2.1)
Cash dividends	(30.3)	(29.6)	(9.8)	(7.6)	(7.6)	(7.6)
Free cash flow [1]	$179.0	$104.6	$158.4	$114.9	$0.3	$34.4
Growth capital expenditures	(77.4)	(149.2)	(106.2)	(25.5)	(14.7)	(35.1)
Deferred development costs	(14.6)	(10.5)	(16.5)	(5.2)	(3.3)	(3.1)
Other cash movements, net	5.6	(4.1)	8.0	1.5	2.1	(3.4)
Business acquisitions (net of cash and cash equivalents acquired)	(34.7)	(41.5)	(41.8)	(5.1)	(6.7)	(2.4)
Effect of foreign exchange rate changes on cash and cash equivalents	(32.1)	17.7	(0.1)	(11.7)	(4.6)	0.9
Net increase (decrease) in cash before proceeds and repayment of long-term debt	$25.8	$(83.0)	$1.8	$68.9	$(26.9)	$(8.7)

* before changes in non-cash working capital

Comparative periods of fiscal 2009 and fiscal 2008 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Free cash flow was $114.9 million for the quarter

Free cash flow was $114.6 million higher than last quarter and $80.5 million higher year over year.

The increase from last quarter was mainly due to a favourable change in non-cash working capital and cash provided by continuing operating activities, partially offset by an increase in maintenance capital expenditures.

The increase year over year was mainly due to a favourable change in non-cash working capital and cash provided by continuing operating activities.

Free cash flow was $179.0 million this year

Free cash flow was 71% or $74.4 million higher than last year.

The increase in free cash flow was mainly due to a favourable change in non-cash working capital and proceeds from the disposal of property, plant and equipment, partially offset by a decrease in cash provided by continuing operating activities and increased other assets.

Maintenance capital expenditures decreased by $1.0 million, while growth capital expenditures decreased by $71.8 million this year

Total capital expenditures of $130.9 million this year included the ongoing investment to grow our training network.

6.2      Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2010 was US$400.0 million (2009 – US$400.0 million) and €100.0 million (2009 – €100.0 million), of which US$189.7 million was used for letters of credit (2009 – US$93.5 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. There were no borrowings under the facilities as at March 31, 2010 nor as at March 31, 2009.

On April 6, 2010, we announced the conclusion of an agreement to refinance the above-mentioned credit facility, due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million.

We have an unsecured and uncommitted bank line of credit available in euros totalling €2.0 million compared to €3.0 million at
March 31, 2009. The line of credit bears interest at a euro base rate. We had not drawn down on this operating line as at March 31, 2010.

1 Non-GAAP measure (see Section 3.7).

CAE Annual Report 2010 | 53

Management’s Discussion and Analysis

In June 2009, we issued unsecured senior notes for $15.0 million and US$105.0 million by way of a private placement for an average term at inception of 8.5 years at an average blended interest rate of 7.15% with interest payable semi-annually in June and December. Of the total proceeds from this debt, US$60.0 million was used to pay maturing notes under the 1997 Note issue, with the balance of proceeds to be used for general corporate purposes.

During fiscal 2010, we obtained an interest-bearing long-term obligation from the Government of Canada for our participation in Project Falcon, an R&D program that will continue over five years, for a maximum amount of $250.0 million. The aggregate amount recognized in fiscal 2010 was $33.8 million (refer to Note 1 of the consolidated financial statements). The discounted value of the debt recognized amounted to $9.1 million as at March 31, 2010.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$100.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2010, the total outstanding for all these instruments, translated into Canadian dollars, was $100.0 million compared to $69.7 million as at March 31, 2009. The increase in advance payment guarantees results mainly from increased activity in countries where bank guarantees are required for payments to be made prior to receiving the goods and equipment, as well as increased activity on military projects.

Throughout the year, we and our subsidiaries have raised or incurred additional recourse and non-recourse debt in order to finance our operations and our projects.

As well, during the year, we arranged with a European bank for it to issue advance payment guarantees of approximately $32.4 million in support of our European military operations.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will enable the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:

(amounts in millions)	As at March 31 2010	As at March 31 2009
Total recourse debt	$294.7	$240.1
Total non-recourse debt(1)	198.0	240.2
Total long-term debt	492.7	480.3
Less:
Current portion of long-term debt	40.1	121.6
Current portion of capital lease	11.0	4.0
	$441.6	$354.7

(1) Non-recourse debt is classified as such when recourse against the debt in a subsidiary is limited to the assets, equity interest and undertaking of such subsidiary and not CAE Inc.

6.3      Government cost-sharing

We have signed agreements with various governments whereby the latter shares in the cost, based on expenditures incurred by us, of certain R&D programs for modelling and simulation, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications, as well as for the new markets of simulation-based training in healthcare, mining and energy.

During fiscal 2006, we launched Project Phoenix, a $630-million, five-to-six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modelling and services.

The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement in fiscal 2007 with the Government of Québec for Investissement Québec to contribute up to $31.5 million to Project Phoenix over five years.

During fiscal 2009, we announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our modelling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries (refer to Note 13 of our consolidated financial statements).

During fiscal 2010, we announced that we will invest up to $274 million in Project New Core Markets, an R&D program extending over seven years. The aim is to leverage our modelling, simulation and training services expertise into the new markets of healthcare, mining and energy. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

In addition to these programs, we have also signed, in previous years, R&D agreements with the Government of Canada, in order to share in a portion of the specific costs incurred by us on previous R&D programs.

You will find more details in Note 23 of our consolidated financial statements.

54 | CAE Annual Report

Management’s Discussion and Analysis

6.4      Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows when they mature.

Contractual obligations

As at March 31, 2010 (amounts in millions)	2011	2012	2013	2014	2015	Thereafter	Total
Long-term debt (excluding interest)	$40.9	$25.7	$77.9	$33.1	$32.4	$249.3	$459.3
Capital leases (excluding interest)	11.0	4.4	4.5	4.7	5.0	5.5	35.1
Operating leases	55.2	56.3	42.6	36.6	28.3	91.0	310.0
Purchase obligations	5.1	5.0	2.5	–	–	–	12.6
Total	$112.2	$91.4	$127.5	$74.4	$65.7	$345.8	$817.0

We also had total availability under the committed credit facilities of US$210.3 million and €100.0 million available as at March 31, 2010 compared to US$306.5 million and €100.0 million at March 31, 2009.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2010 we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

7.     CONSOLIDATED FINANCIAL POSITION

7.1      Consolidated capital employed

(amounts in millions)	As at March 31 2010	As at March 31 2009
Use of capital:
Non-cash working capital [1]	$(40.4)	$(60.4)
Property, plant and equipment, net	1,147.2	1,302.4
Other long-term assets	511.7	463.5
Other long-term liabilities	(282.9)	(222.6)
Total capital employed	$1,335.6	$1,482.9
Source of capital:
Net debt	$179.8	$285.1
Shareholders’ equity	1,155.8	1,197.8
Source of capital	$1,335.6	$1,482.9

The comparative period has been restated to reflect a change in the accounting treatment for pre-operating costs.

Capital employed decreased 10% over last year

The decrease was mainly the result of lower property, plant and equipment, and an increase in other long-term liabilities, partially offset by increases in other long-term assets and non-cash working capital.

Our return on capital employed1 (ROCE) was 11.4% (10.9% adjusted for operating leases) this year compared to 16.1%
(14.6% adjusted for operating leases) for last year.

Non-cash working capital increased by $20.0 million

The increase resulted mainly from a decrease in accounts payable and accrued liabilities and to an increase in income taxes recoverable and was partially offset by a decrease in accounts receivable.

Net property, plant and equipment down $155.2 million

The decrease was mainly due to foreign exchange of $222.1 million and normal depreciation of $75.4 million, partially offset by capital expenditures of $130.9 million.

Net debt lower than last year

The decrease was largely caused by the appreciation of the Canadian dollar against our foreign-denominated debt and an increase in cash before proceeds and repayment of long-term debt, partially offset by the assumption of debt held by acquired businesses.

1 Non-GAAP measure (see Section 3.7).

CAE Annual Report 2010 | 55

Management’s Discussion and Analysis

Change in net debt

(amounts in millions)	As at March 31 2010	As at March 31 2009
Net debt, beginning of period	$285.1	$124.1
Impact of cash movements on net debt
(see table in the cash movements section)	(25.8)	83.0
Business acquisitions, joint ventures and others	14.8	23.2
Effect of foreign exchange rate changes on long-term debt	(94.3)	54.8
(Decrease) increase in net debt during the period	$(105.3)	$161.0
Net debt, end of period	$179.8	$285.1

Shareholders’ equity

The $42.0 million decrease in equity was mainly because of the other comprehensive loss of $167.9 million and dividends of
$30.3 million, partially offset by net earnings of $144.5 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 256,516,994 common shares issued and outstanding as at March 31, 2010 with total share capital of $441.5 million. We also had 5,818,386 options outstanding of which 1,433,118 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2010, we had a total of 256,516,993 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.03 per share each quarter in fiscal 2010. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay dividends of approximately $30.8 million based on our current dividend policy and the 257 million common shares outstanding as at March 31, 2010.

Guarantees

We issued letters of credit and performance guarantees for $209.1 million in the normal course of business this year, compared to $115.7 million last fiscal year. The amount was higher this year due to more contractual performance and advance payment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $8.2 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. We will continue to contribute to the underfunded liability until we have met the plan’s funding obligations.

7.2      Variable interest entities

Note 26 to the consolidated financial statements summarizes, by segment, the total assets and total liabilities of the significant entities in which we have a variable interest (variable interest entities or VIEs). They are listed by segment and include sale and leaseback structures and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in our training centres for both the military and civil aviation segments. These leases expire at various dates up to 2023, except for an arrangement that expires in 2037. Typically, we have the option to purchase the equipment at a specific purchase price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment at the expiry date of the leases or at the date we exercise our purchase option.

These SPEs are financed by the collateralized long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where it is in the form of equity and subordinated loan. We also provide administrative services to another SPE in return for a market fee.

Some of these SPEs are VIEs. At the end of fiscal 2010 and 2009, we were the primary beneficiary for one of them. The assets and liabilities of the VIE are fully consolidated into our consolidated financial statements as at March 31, 2010 and 2009, even before we classified it as a VIE and CAE as being the primary beneficiary.

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under Accounting Guideline (AcG)-15 of the Canadian Institute of Chartered Accountants Handbook. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $38.7 million at the end of fiscal 2010 ($48.1 million in 2009).

56 | CAE Annual Report

Management’s Discussion and Analysis

Partnership arrangements

We enter into partnership arrangements to provide manufactured military simulation products and training and services for the military and civil segments. As well, during fiscal 2010, we have joined together with two other parties to form a limited partnership to provide qualifying customers competitive lease financing for our civil flight simulation equipment (financing vehicle).

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. Except for the financing vehicle partnership, we continue to account for these investments under the equity method and record our share of the net earnings or losses based on the terms of the partnership arrangement. We account for the financing vehicle partnership formed during fiscal 2010 as an available-for-sale financial instrument.

As at March 31, 2010 and 2009, our maximum off balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

7.3      Off balance sheet arrangements

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

-     The TS/C segment, which operates a fleet of 148 simulators in our and other training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases;

-     The TS/M segment, which operates a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation training services. The operating lease commitments are between the operating company (which has the service agreement with the U.K. Ministry of Defence) and the asset company (which owns the assets). These leases are non recourse to us.

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our current financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leases with an owner participant. Before completing a sale and leaseback transaction, we record the cost to manufacture the simulator as a capital expenditure and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are comparable to the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

We did not enter into any additional sale and leaseback transactions classified as operating leases this year and as a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2010. They appear as operating leases in our consolidated financial statements.

Existing FFSs under sale and leaseback

(amounts in millions unless otherwise noted)	Fiscal year	Number of FFSs (units)	Lease obligations	Initial term (years)	Imputed interest rate	Unamortized deferred gain	Residual value guarantee
SimuFlite	2002 to 2005	14	$102.1	10 to 20	5.5% to 6.7%	$7.8	$–
CAE Inc.	2000 to 2002	3	29.3	20 to 21	6.4% to 7.6%	17.9	13.1
Denver training centres	2003	5	51.7	20	5.0%	21.5	–
Zhuhai Xiang Yi Aviation
Technology Company
Limited joint venture (1)	2003	5	14.2	15	3.0%	–	–
Other	–	2	6.8	8	6.6% to 7.0%	–	–
Total		29	$204.1			$47.2	$13.1
Annual lease payments (upcoming 12 months)			$27.2

(1)     We have a 49% interest in this joint venture.

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $27.4 million for fiscal 2010, compared to $28.9 million last year.

You can find more details about operating lease commitments in Notes 22 and 26 to the consolidated financial statements.

CAE Annual Report 2010 | 57

Management’s Discussion and Analysis

7.4      Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under the valuation model, we primarily use external, readily observable market inputs. Assumptions or inputs that are not based on observable market data are used when external data is not available. Counterparty credit risk and our own credit risk have been taken into account when estimating fair value of all financial assets and liabilities, including derivatives.

We used the following methods and assumptions to estimate the fair value of financial instruments:

-     Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-     The fair value of capital leases are estimated using the discounted cash flow method;

-     The fair value of long-term debt, the long-term obligation and long-term receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-     The fair value of our derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the balance sheet date;

-     The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

A description of the fair value hierarchy is discussed in Note 19 of our consolidated financial statements.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are primarily exposed to credit risk, liquidity risk and market risk, especially foreign currency risk and interest rate risk.

Derivative instruments are utilized by us to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on our results and financial position. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively. Short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities, and other long-term liabilities respectively.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. We may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each balance sheet date with the change in fair value recorded in consolidated net earnings.

Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non-derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with us. We are exposed to credit risk on our account receivables and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents, and derivative financial instrument assets.

Credit risks arising from our normal commercial activities are independently managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivable (see Note 6 of the consolidated financial statements). When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in earnings.

58 | CAE Annual Report

Management’s Discussion and Analysis

Our customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial deposits on contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade accounts receivable are not concentrated to any specific customers but rather are from a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to a third-party for cash consideration on a non-recourse basis. We do not hold any collateral as security. The credit risk on cash and cash equivalents are mitigated by the fact that they are in place with a diverse syndicate of major Japanese, North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First we enter into contracts with counterparties that are of high-credit quality (mainly
A-rated or better). We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to apply full netting when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by us or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet a demand for cash or meet our obligations as they become due.

We manage this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of our consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to revolving unsecured term-credit facilities of
US$400.0 million and €100.0 million. On April 6, 2010, we announced the conclusion of an agreement to refinance the credit facility, due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million. As well, we have an agreement to sell certain of our accounts receivable up to $50.0 million. We also constantly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of the fluctuations in foreign exchange rates. We are exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, our foreign operations are essentially self-sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the
U.S. dollar [USD], euro [€] and British pounds [GBP or £]). Our related exposure to the foreign currency rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

The segments also mitigate foreign currency risks by transacting in their functional currency for material procurements, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to fix currency rates on the hedged item.

Our policy is to hedge new foreign currency-denominated manufacturing contracts when they are signed and executed. We generally hedge future revenue exposure when contracts are signed. During the second quarter of fiscal 2009, we began to create a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the high-level volatility of the Canadian dollar versus the U.S. currency. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

We reduce the risk associated with the signed contracts by entering into forward exchange contracts (see Note 19 of the consolidated financial statements for more details). At the end of fiscal 2010, approximately 21% of the total value of the outstanding contracts was not hedged. The non-hedged portion results from partial hedging of the contracts in order to take advantage of the natural hedge provided by project costs in the same currency as the contract. Short timing issues between contract signature and hedging transactions as well as a number of small contracts remain unhedged.

CAE Annual Report 2010 | 59

Management’s Discussion and Analysis

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts vary depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. We had $481.1 million Canadian dollar equivalent in forward contracts at the end of fiscal 2010 ($103.6 million on buy contracts and $377.5 million on sales contracts), compared to $708.9 million ($95.6 million on buy contracts and $613.3 million on sales contracts) at the end of the previous year. The decrease on sales contracts was mainly because of a lower number of foreign currency denominated revenue contracts being hedged.

Foreign currency sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar for the year ended March 31, 2010, the pre-tax effects on net earnings would have been a negative net adjustment of $2.9 million and a negative net adjustment of $19.1 million on other comprehensive income.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of the fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We also have a floating rate debt through an unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 74% fixed-rate and 26% floating-rate at the end of this year (2009 – 72% fixed rate and 28% floating rate).

Interest rate sensitivity analysis

Assuming a reasonably possible strengthening of 1% in the variable interest rate for the year ended March 31, 2010, the pre-tax effects on net earnings would have been a negative net adjustment of $0.7 million and a positive net adjustment of $4.6 million on other comprehensive income. A weakening of 1% in the variable interest rate would result in a positive pre-tax effect on net earnings of net $0.7 million and a negative net adjustment on other comprehensive income of $5.4 million.

Stock-based compensation cost

We have entered into equity swap agreements with a major Canadian financial institution to reduce our cash and net earnings exposure to fluctuations in our share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, we receive the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in our share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2010, the equity swap agreements covered 2,155,000 common shares.

Hedge of self-sustaining foreign operations

As at March 31, 2010, we have designated a portion of our senior notes totalling US$138.0 million (2009 – US$33.0 million), as a hedge of self-sustaining foreign operations and it is being used to hedge our exposure to foreign exchange risk on these investments. Gains or losses on the translation of the designated portion of our senior notes are recognized in other comprehensive income to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in other comprehensive income. Also, refer to Note 19 of the consolidated financial statements for the classification of financial instruments and to Note 20 of the consolidated financial statements for amounts of gains and losses associated with financial instruments, including derivatives not designated in a hedging relationship.

8.     ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

8.1      Acquisitions

Fiscal 2010 acquisitions

We acquired five businesses for a total cost, including acquisition costs and excluding balance of purchase price, of $30.7 million which was paid in cash. The allocation of the purchase prices are preliminary and are expected to be completed in the near future. The total cost does not include potential additional consideration of $27.9 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Bell Aliant’s Defence, Security and Aerospace

During the first quarter, we acquired Bell Aliant’s Defence, Security and Aerospace (DSA) business unit through an asset purchase agreement. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries. The working capital adjustment remains unsettled and is currently in dispute.

Seaweed Systems Inc.

During the second quarter, we acquired Seaweed Systems Inc. (Seaweed). Seaweed has embedded graphics solutions for the military and aerospace market, with experience in the development of safety critical graphic drivers.

60 | CAE Annual Report

Management’s Discussion and Analysis

ICCU Imaging Inc.

During the third quarter, we acquired ICCU Imaging Inc. (ICCU). ICCU specializes in developing multimedia educative material and offering educational solutions to help medical providers perform a focused bedside ultrasound examination.

VIMEDIX Virtual Medical Imaging Training Systems Inc.

During the fourth quarter, we acquired VIMEDIX Virtual Medical Imaging Training Systems Inc. (VIMEDIX). VIMEDIX specializes in developing virtual reality animated transthoracic echocardiograph simulators and advanced echographic simulation training.

Immersion Corporation’s Medical Simulation

During the fourth quarter, we acquired part of Immersion Corporation’s (Immersion) medical simulation business unit through an asset purchase agreement. Immersion’s medical line of business designs, manufactures, and markets computer-based virtual reality simulation training systems which allow clinicians and students to practice and improve minimally invasive surgical skills.

Fiscal 2009 acquisitions

We acquired three businesses for a total cost, including acquisition costs, of $64.3 million which was payable primarily in cash of $43.9 million and assumed debt of $20.4 million.

Sabena Flight Academy

During the first quarter of fiscal 2009, we acquired Sabena Flight Academy (Sabena). Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates.

During the third quarter of fiscal 2010, we recorded an additional purchase price of $4.2 million settled in cash as a final settlement of contingent consideration. The additional purchase price was recorded as goodwill.

Academia Aeronautica de Evora S.A.

During the second quarter of fiscal 2009, we increased our participation in Academia Aeronautica de Evora S.A. (AAE) to 90% in a non-cash transaction.

During the second quarter of fiscal 2010, we adjusted the goodwill, initially recorded at $3.7 million, to $4.7 million.

Kestrel Technologies Pte Ltd

During the third quarter of fiscal 2009, we acquired Kestrel Technologies Pte Ltd (Kestrel) which provides consulting and professional services, and provides simulator maintenance and technical support services.

During the third quarter of fiscal 2010, we recorded an additional purchase price of $0.2 million settled in cash. The additional purchase price was recorded as goodwill.

The net assets of VIMEDIX, Immersion, ICCU, Sabena and AAE are included in the TS/C segment. The net assets of Seaweed and Kestrel are included in SP/M. The net assets of DSA are segregated between the SP/M and TS/M segments.

The above-listed acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

9.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

9.1      Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets and new entrants are emerging and others are positioning themselves to try to take greater market share. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. We also face competition from Boeing, which has pricing and other competitive advantages over CAE with respect to training, update and maintenance services related to Boeing aircraft simulators. During 2009, Boeing launched a new licencing model for new Boeing aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on new Boeing simulators.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

CAE Annual Report 2010 | 61

Management’s Discussion and Analysis

Reduced demand resulting from the recessionary economy and credit constraints for civil market products have lead to heightened competition for each available sale. This in turn may lead to a reduction in profit on sales won during such a period.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2010, for example, sales by the SP/M and TS/M segments accounted for 53% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

Most airlines faced financial difficulties in fiscal 2010 due to the global credit crisis and ensuing economic recession which has resulted in air cargo and traffic declines.

Jet fuel prices in 2009 abated somewhat from their peak level in 2008. This helped mitigate the airlines’ losses last year. If fuel prices return to higher levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel-efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Such a reaction would negatively affect the demand for our training equipment and services.

The constraints in the credit market in fiscal 2010 led to the higher cost and diminished availability of credit. This in turn reduced the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. We have seen signs of these constraints easing somewhat in the latter half of fiscal 2010.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays and resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and export controls and national security requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

9.2      Risks relating to the Company

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of government, including the Government of Québec through IQ and the Government of Canada through SADI and TPC. We may not, in the future, be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

62 | CAE Annual Report

Management’s Discussion and Analysis

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEMs encroachment

We are required to procure data, parts, equipment and many other inputs from a wide variety of OEMs and sub-contractors. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licenses on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

CAE Annual Report 2010 | 63

Management’s Discussion and Analysis

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-     Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

-     Our pilot provisioning;

-     Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of businesses acquired

The success of our acquisitions depend on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the business acquired into our existing operations.

Our ability to penetrate new markets

We are attempting to leverage our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the new markets of simulation-based training in healthcare, mining and energy.

As we enter these new markets, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating new markets is inherently more difficult than managing within our already established core markets. The risks associated with entering new markets are greater; however, we believe there is potential for CAE to develop material revenues in these new business areas over the long term.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

9.3      Risks relating to the market

Foreign exchange

Our operations are global with approximately 90% of our revenue generated in foreign currencies, mainly the U.S. dollar, the euro and the British pound. Our revenue is divided approximately one-third in each of the U.S, Europe and the rest of the world.

Our Canadian operations generate approximately 37% of our revenues with a large portion of our operating costs in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities do not entirely mitigate foreign exchange risk and provide only short-term offsetting benefits.

Business conducted through our foreign operations – mainly Military and Civil training and services – are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, we face currency translation exposure with these operations since we consolidate results in Canadian dollars for financial reporting purposes.

Availability of capital

Our main credit facility, which was refinanced in April 2010, is up for renewal in fiscal 2014. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same three-year duration and on similar terms as were previously available this year. Events in the credit market over the past two years have lead to heightened pricing for credit, even for issuers such as CAE which have seen their credit rating improve during the same period.

64 | CAE Annual Report

Management’s Discussion and Analysis

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. As the pension fund assets consist of a mix of bonds and equities, market conditions in 2008 reduced the market value of the pension fund assets and only part of this reduction was recovered by the improved market environment of 2009. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

Doing business in foreign countries

We have operations in over 20 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2010. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and risks of using foreign representatives and consultants.

10.  CHANGES IN ACCOUNTING POLICIES

10.1   Significant changes in accounting policies – fiscal 2010

We prepare our financial statements in accordance with Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee (EIC) Abstracts.

Intangible assets

Effective April 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures during the Pre-Operating Period, no longer applies to entities that have adopted Section 3064.

Since adopting the new standard, we expense our pre-operating costs as they are incurred. The impact of adopting this accounting standard, on a retrospective basis, to our consolidated statement of earnings for years ended March 31 is:

(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

The following summarizes the impact to earnings per share upon adoption of this accounting standard, on a retrospective basis:

	2009	2008
Basic and diluted earnings per share from continuing operations	$–	$(0.01)
Basic earnings per share	0.01	–
Diluted earnings per share	0.01	(0.01)

As at March 31, 2010, the impact of adopting this future change to other assets on our consolidated balance sheet was a decrease of $10.4 million. The retained earnings at April 1, 2007, decreased by $8.6 million, net of tax recovery of $3.6 million.

Our treatment regarding R&D costs was not impacted as a result of this change in accounting standard. Upon adoption of
Section 3064, we have reclassified our deferred costs from other assets to intangible assets.

Financial instruments – disclosures

In September 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data (or “inputs”) that an entity uses in measuring the fair values of its financial instruments and to reinforce existing principles of disclosures about liquidity risk. We adopted these amendments during fiscal 2010.

CAE Annual Report 2010 | 65

Management’s Discussion and Analysis

10.2   Future changes in accounting standards

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In December 2008, the AcSB approved three new accounting standards Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replacing Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 provides the Canadian equivalent to
IFRS 3 – Business Combinations (January 2008) and Sections 1601 and 1602 to IAS 27 – Consolidated and Separate Financial Statements (January 2008). Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards will require a change in the measurement of non-controlling interests and will require the non-controlling interests to be presented as part of shareholders’ equity on the balance sheet. In addition, the net earnings will include 100% of the subsidiary’s results and will be allocated between the controlling interest and non-controlling interest. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. All three standards are effective at the same time Canadian public companies will have adopted IFRS, for fiscal year beginning on or after January 1, 2011. We will be implementing the equivalent IFRS standard and are currently evaluating the impact of adopting IFRS.

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee issued EIC-175, Multiple Deliverable Revenue Arrangements, which changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. This new standard is effective for revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011 and is applicable on a prospective basis. Early adoption is permitted as at the beginning of a fiscal year. We are currently evaluating the impact of adopting EIC-175 on our consolidated financial statements, to determine whether it will be early adopted. If not early adopted, for our fiscal period beginning April 1, 2011, we will be implementing IFRS. We are currently evaluating the impact of adopting IFRS.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences.

We plan to prepare our interim and annual financial statements in accordance with IFRS for periods commencing on or after
April 1, 2011.

Our IFRS changeover plan

We are implementing a detailed conversion plan to transition to IFRS from Canadian GAAP. We have created an IFRS transition group that includes finance managers from our corporate function and from the different segments as well as contributors from other business groups affected by the change. As well, an IFRS-project steering committee has been established to whom we provide updates on the status of our changeover plan.

The IFRS changeover plan includes five phases expected to be completed according to the following timeline:

DIAGNOSTIC	DESIGN AND PLANNING	SOLUTION DEVELOPMENT	IMPLEMENTATION (in progress)	POST IMPLEMENTATION

March 31, 2008	August 31, 2008	March 31, 2009	April 1, 2010 IFRS opening balance sheet	March 31, 2011	March 31, 2012 First IFRS annual report
		October 31, 2009		June 30, 2011 First IFRS interim report

66 | CAE Annual Report

Management’s Discussion and Analysis

Phase	Selected Key Activities	Status
Diagnostic

•      Identify significant differences between the existing Canadian GAAP and IFRS, as relevant to our specific instance. Identify the impact of these differences on the business, the financial statements, processes and tax.

Completed
Design and planning	• Establish project strategy, infrastructure and timeframe.	Completed
	• Establish a communications process.	Completed
	• Identify internal stakeholders and business areas that may be affected by the transition and establish the core team, supporting teams and committees.	Completed
	• Train the core project team.	Completed
	• Raise awareness across the organization and obtain management buy-in and instill a tone-at-the-top approach.	Completed
Solution development	• Perform a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and to select new policies when applicable.	Completed
	• Train the supporting teams, selected employees and committees on specific topics.	Completed
	• Develop a model for our IFRS financial statements.	Completed
	• Identify information gaps and necessary changes in reporting, processes, systems and controls.	Completed
	• Design a process to prepare the IFRS comparative information.	Completed
	• Prepare an implementation plan to close the information gaps through the design and development of financial reporting processes, business-related processes and information systems.	Completed
Implementation	• Execute the changeover plan at the business unit level.	In progress
	• Perform information collection, including data necessary for the comparative financial statements and IFRS opening balance sheet.	In progress
	• Communicate impacts and new policies to external stakeholders.	Through the interim and annual disclosures
Post-implementation	• Prepare IFRS financial statements for the interim periods and the year-ending March 31, 2012.	Starting in fiscal 2012

CAE Annual Report 2010 | 67

Management’s Discussion and Analysis

Status of the key elements of the changeover plan

Key Element	Status
Accounting Policies Select the accounting policies

Accounting policy decisions have been made with regards to those available under IFRS and in relation to certain choices available in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Some of our preliminary implications are discussed below.

IFRSs are not static and a small number of amendments to IFRSs are expected to be mandatory before our date of transition. More significant changes to IFRS are expected to be published during calendar year 2010; however, we do not anticipate that these changes will have an effect on our financial statements until fiscal 2013.

The accounting policy decisions discussed further are based on the expectation that we will apply the standards at our changeover date as currently written.

Information technology (IT) and data systems Determine the changes necessary to information technology and data systems, including how to accumulate the data necessary for the fiscal 2011 comparatives

The impacts to our IT system as a result of implementing IFRS are currently being addressed and are expected to be minor.

We are ensuring that IFRS is integrated in the implementation of our new ERP systems.

Internal control over financial reporting Revise existing internal control processes and procedures to address significant changes to the existing accounting policies and practices

Revision of the existing internal control processes and procedures to address significant changes to existing accounting policies and practices are ongoing. We are assessing any issues to our internal control processes as a result of implementing IFRS. We are also designing and implementing internal controls for our one-time changeover adjustments and our comparative year process.

Disclosure controls and procedures Assess the disclosure controls and procedures design and effectiveness implications

We are assessing the disclosure controls and procedures design as a result of implementing IFRS.

We have developed reporting tools which will enable us to gather all data required for financial statement disclosures under IFRS.

Financial reporting expertise Engage subject matter experts to assist in the transition Provide the appropriate training to affected employees

We have a dedicated project team that has the appropriate level of IFRS knowledge.

We have provided training to the extended IFRS project team, key employees and stakeholders. A formal company-wide training session will be completed during fiscal 2011 to all key finance people. Additional training will be ongoing until full adoption of IFRS.

We have provided quarterly updates on the status of the project and our preliminary accounting policy conclusions to our Audit Committee.

Business activities How the changes affect other stakeholders	We have identified the different business groups that are affected by the transition to IFRS from Canadian GAAP and have communicated the differences to them.
External stakeholders have received communication regarding our IFRS changeover plan through the interim and annual MD&As.
Budgets and strategic plans	Processes are being developed to prepare budgets and strategic plans under IFRS for fiscal 2012.
Foreign currency and hedging activities	Hedging documentation required in accordance with IFRS has been finalized.
Debt covenants	We are assessing the implications of IFRS to our debt covenants but do not expect any impacts that would cause debt covenants to be breached.

68 | CAE Annual Report

Management’s Discussion and Analysis

Selective preliminary accounting policy conclusions

We have identified the following important topics and have compared our current accounting policies to those standards expected to apply in preparing our IFRS financial statements. As well, we have identified the expected impacts on the opening balance sheet from retroactive application of IFRS and/or from the IFRS 1 exemptions that are available. The topics selected are those that we believe are most pertinent to our business.

IFRS 1 requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first IFRS reporting period, and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain optional exceptions are available.

Long-Term Contracts

Current accounting policy

Revenue from our long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain.

Expected IFRS accounting policy

No significant changes have been identified from our current accounting policy. However, a discussion paper has been published as a result of a joint project of the U.S. Financial Accounting Standards Board and International Accounting Standards Board that would replace the existing standards on revenue recognition.

Opening balance sheet impact	No significant opening balance sheet impact is expected based on our current contracts.
Accounting impact on our continuing operations	Not expected to have a significant impact based on our current contracts.

Accounting for Joint Ventures

Current accounting policy	Our financial statements include our proportionate share of assets, liabilities and earnings of joint ventures in which we have an interest.
Expected IFRS accounting policy

No significant changes have been identified from our current accounting policy. However, a new proposed standard, intended to replace the current IAS 31, Interests in joint ventures, is expected to eliminate the option to use proportionate consolidation. Instead, the new standard proposes the use of equity method accounting. It is expected to be effective for our fiscal 2013.

Opening balance sheet impact	No significant opening balance sheet impact is expected.
Accounting impact on our continuing operations	Not expected to have a significant impact until the proposed standard becomes effective.

Employee Benefits

Current accounting policy

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is not immediately recognized in earnings but is amortized over the remaining service period of active employees.

Expected IFRS accounting policy	Actuarial gains and losses for our defined benefit plans will be recognized in the period in which they occur on the balance sheet and in other comprehensive income.
Opening balance sheet impact

In accordance with the available IFRS 1 exemption, the cumulative net unrecognized actuarial gains and losses on our opening balance sheet will be recognized by adjusting the benefit obligation and retained earnings at the transition date.

Accounting impact on our continuing operations

All actuarial gains and losses incurred in the period will be fully recognized on the balance sheet. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets will no longer be amortized into earnings.

CAE Annual Report 2010 | 69

Management’s Discussion and Analysis

Leases

Current accounting policy	Canadian GAAP guidance provides certain indicators, primarily quantitative thresholds that assist in determining whether a lease should be classified as capital or operating.
Expected IFRS accounting policy	In accordance with IFRS, there are no specific quantitative thresholds; however IFRS includes additional qualitative indicators that assist in determining lease classification.
Opening balance sheet impact

Material lease arrangements currently classified as operating leases, including sale-leaseback transactions of certain FFSs installed in our global network of training centres, would instead qualify for finance (capital) lease treatment and thus be recognized on the balance sheet, as a result of the re-assessment of the arrangements based on qualitative indicators.

Accounting impact on our continuing operations

The assets and related debt of finance (capital) lease arrangements would be recognized on the consolidated balance sheet. Depreciation and interest expense from finance leases would generally be recognized over the lease term. Any payments would be recognized as repayments of capital and interest.

Property, Plant and Equipment – Componentization

Current accounting policy

The cost of an item of property, plant and equipment made up of significant separable component parts are allocated to the component parts when practicable and when estimates can be made of the lives of the separate components.

Expected IFRS accounting policy	Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately.
Opening balance sheet impact	No significant opening balance sheet impact is expected.
Accounting impact on our continuing operations	We will adopt the revised accounting policy on transition to IFRS, but do not expect any modification to the groupings of our major assets.

Capitalized Interest

Current accounting policy

Interest costs relating to the construction of simulators, buildings for training centres and other internally developed assets are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the asset is completed and ready for productive use.

Expected IFRS accounting policy

All borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset for which the commencement date for capitalization is on or after the date of transition must be capitalized as part of the cost of that asset. Other borrowing costs are recognized as an expense.

Opening balance sheet impact

In accordance with the available IFRS 1 exemption, we have elected to capitalize borrowing costs related to qualifying assets for which the commencement date for capitalization is on or after the date of transition. Unamortized capitalized interest outstanding at the transition date will be eliminated from costs of the relevant constructed simulators, buildings and other internally developed assets, by adjusting retained earnings.

Accounting impact on our continuing operations	No significant impacts have been identified.

70 | CAE Annual Report

Management’s Discussion and Analysis

Income Taxes – Investment Tax Credits (ITCs)

Current accounting policy

ITCs arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

Expected IFRS accounting policy	With regards to federal ITCs, because the federal ITC is conditional as it is limited to income tax payable, it is considered a tax credit.
Opening balance sheet impact	Unamortized federal ITCs previously included as a reduction of deferred development costs and property, plant and equipment will be eliminated by adjusting retained earnings.
Accounting impact on our continuing operations	Federal ITCs previously deducted from the related costs in accordance with Canadian GAAP will instead be recognized as a reduction of the income tax expense.

Income Taxes – Acquirer Deferred Tax Assets (DTA) Arising in a Business Combination

Current accounting policy

The recognition of a DTA resulting from the acquirer’s prior year losses arising as a result of a business combination is part of the purchase price allocation (PPA) and is included in the determination of goodwill arising in a business combination.

Expected IFRS accounting policy	The DTA of the acquirer is a separate transaction from the PPA, therefore excluded in the determination of goodwill arising in a business combination. Instead the DTA impacts income tax expense.
Opening balance sheet impact	At the date of transition, goodwill arising in previous business combinations from the recognition of the DTA of the acquirer will be eliminated by adjusting retained earnings.
Accounting impact on our continuing operations	We will adopt the revised accounting policy upon transition to IFRS.

Minority Interest (Non-Controlling Interest)

Current accounting policy

We currently include non-controlling interests on the balance sheet in Deferred gains and other long-term liabilities.  As well, our net earnings are shown net of any income or losses attributed to non-controlling interests.

Expected IFRS accounting policy

Non-controlling interests will be classified as part of shareholders’ equity and presented separately in the income statement. Non-controlling interests will be included in the determination of net income.

Opening balance sheet impact	We will adopt the revised accounting policy on transition to IFRS.
Accounting impact on our continuing operations	No significant impacts have been identified.

Foreign Currency Translation Adjustment (CTA)

Current accounting policy

Foreign exchange gains or losses arising from the translation into Canadian dollars of foreign operations are included in accumulated other comprehensive loss, which is a separate component of shareholders’ equity.

Expected IFRS accounting policy	No significant changes have been identified from our current accounting policy.
Opening balance sheet impact

IFRS 1 allows a first-time adopter on its date of transition to record its CTA from all its foreign operations to retained earnings and reset the CTA balance to nil. We have elected to exercise this option.

Accounting impact on our continuing operations	No significant impacts have been identified.

CAE Annual Report 2010 | 71

Management’s Discussion and Analysis

Impairment of Long-Lived Assets

Current accounting policy

The impairment test for long-lived assets or asset groups is a two-step process. First, if there is an indicator of impairment, the carrying amount (CA) of the asset is compared to the sum of its undiscounted cash flows expected to result from its use and eventual disposition. If the CA is greater, the CA is then compared to the fair value (FV) of the asset. An impairment may have to be recognized.

Expected IFRS accounting policy

Under IFRS, if there are indicators of impairment, impairment testing is a one-step process; the CA of the asset is directly compared to the recoverable amount, which is the higher of FV and value in use (VIU). VIU is calculated using the discounted future cash flows expected to result from the use and eventual disposition of the asset.

Opening balance sheet impact	We have not yet completed our assessment of this impact.
Accounting impact on our continuing operations	The one-step impairment test under IFRS may result in more frequent write-downs of assets. Reversals of previous write-downs may be required in future periods.

Contingent Consideration

Current accounting policy

Contingent consideration is recognized at the date of acquisition of a business when the amount can be reasonably estimated and the outcome is determinable beyond reasonable doubt.  Otherwise, contingent consideration is recognized when resolved. When there are revisions to the amount of contingent consideration, the fair value of the consideration issued is recognized as an additional cost of the purchase.

Expected IFRS accounting policy	Contingent consideration is to be recognized at the date of acquisition at fair value, generally as a liability.
Subsequent re-measurement of contingent consideration, when recognized as a liability, will be recorded in earnings.
Opening balance sheet impact	In accordance with the available IFRS 1 exemption, the fair value of remaining contingent consideration outstanding at the date of transition will be recognized by adjusting retained earnings.
Accounting impact on our continuing operations	We will adopt the revised accounting policy upon transition to IFRS. Volatility in our liabilities and earnings will arise as a result of this change.

Royalty Arrangements with the Government

Current accounting policy

Royalty arrangements with the government include amounts that we would contingently repay based on specific criteria. For these arrangements, contingent royalty obligations are recognized only once the royalty conditions are met.

Expected IFRS accounting policy

Repayable royalty arrangements with the government should be recognized as financial liabilities. The obligation to repay royalties is recorded when the contribution is received and is estimated based on future projections. Subsequent re-measurement of these obligations will be recognized in earnings.

Opening balance sheet impact

An obligation, recorded at a discounted value and accreted over time, will be recorded on the balance sheet, with an offsetting decrease in retained earnings and increase in assets. Repayments of this obligation will be recorded as repayment of the principle obligation and accrued interest and not as a royalty expense incurred during the period.

Accounting impact on our continuing operations	We will adopt the revised accounting policy upon transition to IFRS. Volatility in our liabilities and earnings will arise as a result of this change.

Provisions

Current accounting policy	Provisions should be recognized when it is likely (which is generally a higher threshold than under IFRS) that a future event will confirm that a liability has been incurred.
Expected IFRS accounting policy	IFRS requires a provision to be recognized when it is probable (more likely than not) that an outflow of resource will be required to settle the obligation.
Opening balance sheet impact	We have not yet completed our assessment of this impact.
Accounting impact on our continuing operations	We will adopt the revised accounting policy upon transition to IFRS.

72 | CAE Annual Report

Management’s Discussion and Analysis

The differences identified in this document should not be regarded as an exhaustive list and other changes may result from our conversion to IFRS. Furthermore, the disclosed impacts of our conversion to IFRS reflect our most recent assumptions, estimates and expectations, including our assessment of the IFRS expected to be applicable at the time of conversion. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of our conversion to IFRS may be different from those presented above. We are not able at this moment to reliably quantify the impacts expected on our consolidated financial statements for these differences.

10.3   Critical accounting estimates

Because we prepare our consolidated financial statements in accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

-    Revenue recognition;

-    Income taxes and investment tax credits;

-    Impairment of goodwill and long-lived assets;

-    Business combinations;

-    Research and development (R&D) costs;

-    Employee future benefits;

-    Fair value of financial instruments.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment or certain assets, and actual results could differ from those estimates.

Our critical accounting policies are those that we believe are the most important in determining our financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

Revenue recognition

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain.

Under this method, revenue is recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract. Recognized revenues and margins are subject to revisions as the contract progresses to completion. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earning estimates is reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience. Generally, no right of return or complementary upgrade is provided to customers. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements which may include a combination of the design, engineering and manufacturing of flight simulators, as well as the provision of spare parts and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the different units of accounting if all of the following criteria are met:

(i)    The delivered item has value to the customer on a stand-alone basis;

(ii)   There is objective and reliable evidence of the fair value of the undelivered item (or items);

(iii)  If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by us on an individual basis. We do enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

CAE Annual Report 2010 | 73

Management’s Discussion and Analysis

Product maintenance

Revenue from maintenance contracts is generally recognized in earnings on a straight-line method over the contract period. In situations when it is clear that costs will be incurred on other than a straight-line basis, based on historical evidence, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

We also enter into software arrangements to sell, independently or in multiple-element arrangements, software, services, maintenance and software customization. Revenue is recognized as follows:

-    Stand-alone products

Revenue from software licencing arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

-     Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

-     Maintenance

Maintenance and support revenues are recognized ratably over the term of the related agreements.

-     Long-term software arrangements

Revenues from fixed-price software arrangements and software customization contracts that require significant production, modification or customization of software are recognized under the percentage-of-completion method.

Training services

Revenue from training services is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and the services have been rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in earnings on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flown hours.

Income taxes and investment tax credits

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires the recognition of future tax benefits, such as for net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized.

Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs, and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, we provide for potential tax liabilities and ITCs recoverable based on management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in net earnings at the time they can be determined.

74 | CAE Annual Report

Management’s Discussion and Analysis

Impairment of goodwill and long-lived assets

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment in value.

The impairment test consists of a comparison of the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, we compare, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes as impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in consolidated net earnings.

We perform the annual review of goodwill as at December 31 of each year. We did not determine that a charge was required following the review as at December 31, 2007, December 31, 2008 and December 31, 2009.

Long-lived assets

Long-lived assets or asset groups are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their carrying amounts to be estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

Business combinations

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the assets’ estimated useful lives.

Research and development (R&D) costs

Research costs are charged to consolidated earnings in the period in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the specific deferral criteria and their recovery is reasonably assured. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service lives of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of our own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

CAE Annual Report 2010 | 75

Management’s Discussion and Analysis

The following assumptions and valuation methodologies have been used to estimate the fair value of financial instruments:

(i)    The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)   The fair value of capital leases are estimated using the discounted cash flow method;

(iii)  The fair value of long-term debt, the long-term obligation and long-term receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(iv)  The fair value of derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the balance sheet date;

(v)   The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

11.  SUBSEQUENT EVENTS

Credit facility refinancing

On April 6, 2010, we announced the conclusion of an agreement to refinance our existing credit facility due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million.

The Datamine Group

On April 19, 2010, we announced the acquisition of The Datamine Group (Datamine) for an initial total cost of $22.8 million. Datamine is a supplier of mining optimization software tools and services.

12.  CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1   Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2010. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2010, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2   Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in
Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2010, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13.  OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14.  ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

76 | CAE Annual Report

Management’s Discussion and Analysis

15.  SELECTED FINANCIAL INFORMATION

Selected quarterly information

(unaudited – amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3		Q4		Total
Fiscal 2010
Revenue	$383.0	364.5	382.9		395.9		1,526.3
Earnings from continuing operations	$27.2	39.1	37.7		40.5		144.5
Basic earnings per share from continuing operations	$0.11	0.15	0.15		0.16		0.56
Diluted earnings per share from continuing operations	$0.11	0.15	0.15		0.16		0.56
Net earnings	$27.2	39.1	37.7		40.5		144.5
Basic earnings per share	$0.11	0.15	0.15		0.16		0.56
Diluted earnings per share	$0.11	0.15	0.15		0.16		0.56
Average number of shares outstanding (basic)	255.4	255.6	255.9		256.4		255.8
Average number of shares outstanding (diluted)	255.4 (1)	255.6 (1)	255.9	(1)	256.4	(1)	255.8 (1)
Average exchange rate, U.S. dollar to Canadian dollar	$1.17	1.10	1.06		1.04		1.09
Fiscal 2009 (2)
Revenue	$392.1	406.7	424.6		438.8		1,662.2
Earnings from continuing operations	$48.2	49.2	52.1		52.7		202.2
Basic earnings per share from continuing operations	$0.19	0.19	0.20		0.21		0.79
Diluted earnings per share from continuing operations	$0.19	0.19	0.20		0.21		0.79
Net earnings	$47.3	49.0	52.1		52.7		201.1
Basic earnings per share	$0.19	0.19	0.20		0.21		0.79
Diluted earnings per share	$0.19	0.19	0.20		0.21		0.79
Average number of shares outstanding (basic)	254.3	254.9	254.9		254.9		254.8
Average number of shares outstanding (diluted)	255.1	255.4	254.9	( (1)	254.9	(1)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.01	1.04	1.21		1.25		1.13
Fiscal 2008 (2)
Revenue	$358.3	353.9	344.8		366.6		1,423.6
Earnings from continuing operations	$38.5	39.2	41.1		44.6		163.4
Basic earnings per share from continuing operations	$0.15	0.15	0.16		0.18		0.64
Diluted earnings per share from continuing operations	$0.15	0.15	0.16		0.17		0.64
Net earnings	$38.5	39.1	40.5		33.2		151.3
Basic earnings per share	$0.15	0.15	0.16		0.13		0.60
Diluted earnings per share	$0.15	0.15	0.16		0.13		0.59
Average number of shares outstanding (basic)	252.4	253.5	253.8		253.9		253.4
Average number of shares outstanding (diluted)	253.8	254.9	254.8		254.9		254.6
Average exchange rate, U.S. dollar to Canadian dollar	$1.10	1.04	0.98		1.00		1.03

(1) For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

(2) Comparative periods of fiscal 2009 and fiscal 2008 have been restated to reflect a change in the account treatment for pre-operating costs.

CAE Annual Report 2010 | 77

Management’s Discussion and Analysis

Selected segment information (fourth quarter ending March 31)

(unaudited – amounts in millions, except operating margins)	Simulation Products		Training & Services		Total
	2010	2009	2010	2009	2010	2009
Civil
Revenue	$64.5	$107.3	$113.6	$121.4	$178.1	$228.7
Segment operating income	8.9	18.5	21.0	25.1	29.9	43.6
Operating margins (%)	13.8	17.2	18.5	20.7	16.8	19.1
Military
Revenue	$149.3	$143.6	$68.5	$66.5	$217.8	$210.1
Segment operating income	25.8	26.8	9.2	9.2	35.0	36.0
Operating margins (%)	17.3	18.7	13.4	13.8	16.1	17.1
Total
Revenue	$213.8	$250.9	$182.1	$187.9	$395.9	$438.8
Segment operating income	34.7	45.3	30.2	34.3	64.9	79.6
Operating margins (%)	16.2	18.1	16.6	18.3	16.4	18.1
				Other	(1.9)	–
				EBIT	$63.0	$79.6

The comparative period has been restated to reflect a change in the accounting treatment for pre-operating costs.

Selected segment information (annual)

(unaudited – amounts in millions, except operating margins)		Simulation Products		Training & Services			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Civil
Revenue	$284.1	$477.5	$435.3	$433.5	$460.5	$382.1	$717.6	$938.0	$817.4
Segment operating income	49.4	92.1	95.3	75.1	87.0	71.6	124.5	179.1	166.9
Operating margins (%)	17.4	19.3	21.9	17.3	18.9	18.7	17.3	19.1	20.4
Military
Revenue	$545.6	$483.5	$383.7	$263.1	$240.7	$222.5	$808.7	$724.2	$606.2
Segment operating income	95.7	87.7	51.7	43.9	39.0	32.0	139.6	126.7	83.7
Operating margins (%)	17.5	18.1	13.5	16.7	16.2	14.4	17.3	17.5	13.8
Total
Revenue	$829.7	$961.0	$819.0	$696.6	$701.2	$604.6	$1,526.3	$1,662.2	$1,423.6
Segment operating income	145.1	179.8	147.0	119.0	126.0	103.6	264.1	305.8	250.6
Operating margins (%)	17.5	18.7	17.9	17.1	18.0	17.1	17.3	18.4	17.6
						Other	(34.1)	–	–
						EBIT	$230.0	$305.8	$250.6

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

Selected annual information for the past five years

(unaudited – amounts in millions, except per share amounts)	2010	2009	2008	2007	2006
Revenue	$1,526.3	$1,662.2	$1,423.6	$1,250.7	$1,107.2
Earnings from continuing operations	144.5	202.2	163.4	126.5	72.7
Net earnings	144.5	201.1	151.3	124.8	66.7
Financial position:
Total assets	$2,621.9	$2,665.8	$2,243.2	$1,945.1	$1,708.6
Total net debt	179.8	285.1	124.1	133.0	190.2
Per share:
Basic earnings from continuing operations	$0.56	$0.79	$0.64	$0.50	$0.29
Diluted earnings from continuing operations	0.56	0.79	0.64	0.50	0.29
Basic net earnings	0.56	0.79	0.60	0.50	0.27
Diluted net earnings	0.56	0.79	0.59	0.49	0.26
Basic dividends	0.12	0.12	0.04	0.04	0.04
Shareholders’ equity	4.52	4.70	3.71	3.27	2.67

Comparative periods have been restated to reflect a change in the accounting treatment for pre-operating costs.

78 | CAE Annual Report

CAE Inc.

CONSOLIDATED FINANCIAL STATEMENTS

CAE Annual Report 2010 | 79

Management’s Report on Internal Control Over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of March 31, 2010, management conducted an assessment of the effectiveness of the Company’s internal control over the financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting as of March 31, 2010 was effective.

M. Parent                                                                A. Raquepas

President and Chief Executive Officer                                Vice-president, Finance and Chief Financial Officer

Montreal (Canada)

May 13, 2010

Independent Auditor’s Report

To the Shareholders of CAE Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of CAE Inc. (the “Company”) as at March 31, 2010, 2009 and 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as at March 31, 2010 and 2009, and the related consolidated statements of earnings, changes in shareholders’ equity, comprehensive (loss) income, accumulated other comprehensive loss and cash flows for each of the three years in the period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial position as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2010 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2010 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at March 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

80 | CAE Year-End Financial Results 2010

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at
March 31, 2010 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

May 13, 2010

Montréal, Quebec, Canada

[1] Chartered accountant auditor permit No.12300

Consolidated Financial Statements

CAE Annual Report 2010 | 81

Consolidated Financial Statements

Consolidated Balance Sheets

As at March 31 (amounts in millions of Canadian dollars)	2010	2009
		Restated (Note 2)
Assets
Current assets
Cash and cash equivalents	$312.9	$195.2
Accounts receivable (Note 6)	237.5	322.4
Contracts in progress	220.6	215.3
Inventories (Note 7)	126.9	118.9
Prepaid expenses	33.7	31.3
Income taxes recoverable	24.3	11.5
Future income taxes (Note 15)	7.1	5.3
	$963.0	$899.9
Property, plant and equipment, net (Note 8)	1,147.2	1,302.4
Future income taxes (Note 15)	82.9	86.1
Intangible assets (Note 9)	125.4	99.5
Goodwill (Note 10)	161.9	159.1
Other assets (Note 11)	141.5	118.8
	$2,621.9	$2,665.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$467.8	$540.4
Deposits on contracts	199.7	203.8
Current portion of long-term debt (Note 13)	51.1	125.6
Future income taxes (Note 15)	23.0	20.9
	$741.6	$890.7
Long-term debt (Note 13)	441.6	354.7
Deferred gains and other long-term liabilities (Note 14)	200.5	184.9
Future income taxes (Note 15)	82.4	37.7
	$1,466.1	$1,468.0

Shareholders’ equity
Capital stock (Note 16)	$441.5	$430.2
Contributed surplus	10.9	10.1
Retained earnings	918.8	805.0
Accumulated other comprehensive loss	(215.4)	(47.5)
	$1,155.8	$1,197.8
	$2,621.9	$2,665.8

Contingencies and commitments (Notes 21 and 22)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Approved by the Board:

M. Parent                                                               L. R. Wilson

Director                                                                  Director

82 | CAE Year-End Financial Results 2010

Consolidated Financial Statements

Consolidated Statements of Earnings

Years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)
	2010	2009	2008
		Restated (Note 2)	Restated (Note 2)
Revenue	$1,526.3	$1,662.2	$1,423.6
Earnings before restructuring, interest and income taxes	$264.1	$305.8	$250.6
Restructuring charge (Note 25)	34.1	–	–
Earnings before interest and income taxes (Note 27)	$230.0	$305.8	$250.6
Interest expense, net (Note 13)	26.0	20.2	17.5
Earnings before income taxes	$204.0	$285.6	$233.1
Income tax expense (Note 15)	59.5	83.4	69.7
Earnings from continuing operations	$144.5	$202.2	$163.4
Results of discontinued operations (Note 5)	–	(1.1)	(12.1)
Net earnings	$144.5	$201.1	$151.3
Basic and diluted earnings per share from continuing operations	$0.56	$0.79	$0.64
Basic earnings per share	$0.56	$0.79	$0.60
Diluted earnings per share	$0.56	$0.79	$0.59
Weighted average number of shares outstanding (basic) (Note 16)	255.8	254.8	253.4
Weighted average number of shares outstanding (diluted) (Note 16)(1)	255.8	255.0	254.6

(1)   For fiscal year 2010, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity

Year ended March 31, 2010 (amounts in millions of Canadian dollars, except number of shares)
	Common Shares		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number of Shares	Stated Value
Balance,
beginning of year	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8
Stock options exercised	1,327,220	7.5	–	–	–	7.5
Transfer upon exercise of stock options	–	3.4	(3.4)	–	–	–
Stock dividends	43,331	0.4	–	(0.4)	–	–
Stock-based compensation (Note 17)	–	–	4.2	–	–	4.2
Net earnings	–	–	–	144.5	–	144.5
Dividends	–	–	–	(30.3)	–	(30.3)
Other comprehensive loss	–	–	–	–	(167.9)	(167.9)
Balance,
end of year	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8

The total of Retained earnings and Accumulated other comprehensive loss for the year ended March 31, 2010 was $703.4 million (2009 –$757.5 million; 2008 – $512.1 million).

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2010 | 83

Consolidated Financial Statements

Year ended March 31, 2009 (amounts in millions of Canadian dollars, except number of shares)
	Common Shares		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number of Shares	Stated Value
Balance,
beginning of year, restated	253,969,836	$418.9	$8.3	$634.5	$(122.4)	$939.3
Stock options exercised	1,077,200	9.3	–	–	–	9.3
Transfer upon exercise of stock options	–	1.0	(1.0)	–	–	–
Stock dividends	99,407	1.0	–	(1.0)	–	–
Stock-based compensation (Note 17)	–	–	2.8	–	–	2.8
Net earnings, restated (Note 2)	–	–	–	201.1	–	201.1
Dividends	–	–	–	(29.6)	–	(29.6)
Other comprehensive income, restated (Note 2)	–	–	–	–	74.9	74.9
Balance,
end of year, restated	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8

Year ended March 31, 2008 (amounts in millions of Canadian dollars, except number of shares)
	Common Shares		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number of Shares	Stated Value
Balance,
beginning of year, as previously reported	251,960,449	$401.7	$5.7	$501.9	$(91.2)	$818.1
Adjustment for change in accounting policy (Note 2)	–	–	–	(8.6)	–	(8.6)
Balance,
beginning of year, restated	251,960,449	$401.7	$5.7	$493.3	$(91.2)	$809.5
Shares issued	169,851	0.8	–	–	–	0.8
Stock options exercised	1,814,095	13.9	–	–	–	13.9
Transfer upon exercise of stock options	–	2.2	(2.2)	–	–	–
Stock dividends	25,441	0.3	–	(0.3)	–	–
Stock-based compensation (Note 17)	–	–	4.8	–	–	4.8
Net earnings, restated (Note 2)	–	–	–	151.3	–	151.3
Dividends	–	–	–	(9.8)	–	(9.8)
Other comprehensive loss, restated (Note 2)	–	–	–	–	(31.2)	(31.2)
Balance,
end of year, restated	253,969,836	$418.9	$8.3	$634.5	$(122.4)	$939.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

84 | CAE Year-End Financial Results 2010

Consolidated Financial Statements

Consolidated Statements of Comprehensive (Loss) Income

Years ended March 31 (amounts in millions of Canadian dollars)
	2010	2009	2008
		Restated (Note 2)	Restated (Note 2)
Net earnings	$144.5	$201.1	$151.3
Other comprehensive (loss) income, net of income taxes:
Foreign currency translation adjustment
Net foreign exchange (losses) gains on translation of financial statements of self-sustaining foreign operations	$(225.0)	$113.5	$(49.4)
Net change in gains (losses) on certain long-term debt denominated in foreign currency and designated as hedges on net investments in self-sustaining foreign operations	18.3	(7.7)	15.7
Reclassifications to income	0.3	(1.9)	–
Income tax	(0.6)	(1.3)	(0.6)
	$(207.0)	$102.6	$(34.3)
Net changes in cash flow hedge
Net change in gains (losses) on derivative items designated as hedges of cash flows	$58.1	$(48.8)	$29.7
Reclassifications to income or to the related non-financial assets or liabilities	(2.2)	10.4	(25.2)
Income tax	(16.8)	10.7	(1.4)
	$39.1	$(27.7)	$3.1
Total other comprehensive (loss) income	$(167.9)	$74.9	$(31.2)
Comprehensive (loss) income	$(23.4)	$276.0	$120.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Accumulated Other Comprehensive Loss

As at and for the year ended March 31, 2010 (amounts in millions of Canadian dollars)	Foreign Currency Translation Adjustment	Cash Flow Hedge	Accumulated Other Comprehensive Loss
Balance in accumulated other comprehensive loss, beginning of year, as previously reported	$(20.4)	$(28.1)	$(48.5)
Adjustment for change in accounting policy (Note 2)	1.0	–	1.0
Balance in accumulated other comprehensive loss, beginning of year, restated	$(19.4)	$(28.1)	$(47.5)
Details of other comprehensive loss:
Net change in (losses) gains	(206.7)	58.1	(148.6)
Reclassifications to income or to the related non-financial assets or liabilities	0.3	(2.2)	(1.9)
Income tax	(0.6)	(16.8)	(17.4)
Total other comprehensive loss for the year	$(207.0)	$39.1	$(167.9)
Balance in accumulated other comprehensive loss, end of year	$(226.4)	$11.0	$(215.4)

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2010 | 85

Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended March 31 (amounts in millions of Canadian dollars)
	2010	2009	2008
		Restated (Note 2)	Restated (Note 2)
Operating activities
Net earnings	$144.5	$201.1	$151.3
Results of discontinued operations (Note 5)	–	1.1	12.1
Earnings from continuing operations	$144.5	$202.2	$163.4
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	75.4	71.3	60.6
Financing cost amortization	0.8	0.8	0.8
Amortization of intangible and other assets	17.8	17.6	14.9
Future income taxes (Note 15)	27.2	8.5	26.9
Investment tax credits	(8.6)	19.9	15.4
Stock-based compensation plans (Note 17)	13.9	(11.5)	(0.8)
Employee future benefits, net (Note 24)	(1.4)	0.4	0.1
Amortization of other long-term liabilities	(7.3)	(9.6)	(6.8)
Other	8.3	(10.1)	(0.6)
Changes in non-cash working capital (Note 20)	(3.6)	(95.1)	(16.9)
Net cash provided by operating activities	$267.0	$194.4	$257.0
Investing activities
Business acquisitions, net of cash and cash equivalents acquired (Note 3)	$(34.7)	$(41.5)	$(41.8)
Capital expenditures	(130.9)	(203.7)	(189.5)
Proceeds from the disposal of property, plant and equipment	8.8	–	–
Deferred development costs	(14.6)	(10.5)	(16.5)
Other	(13.0)	(5.7)	(5.5)
Net cash used in investing activities	$(184.4)	$(261.4)	$(253.3)
Financing activities
Proceeds from long-term debt, net of transaction costs and the hedge accounting adjustment (Note 13)	$191.0	$50.3	$141.1
Repayment of long-term debt (Note 13)	(118.7)	(27.8)	(37.4)
Proceeds from capital lease (Note 13)	21.6	–	–
Repayment of capital lease (Note 13)	(2.0)	–	–
Dividends paid	(30.3)	(29.6)	(9.8)
Common stock issuance (Note 16)	7.5	9.3	13.9
Other	(1.9)	(13.4)	(5.9)
Net cash provided by (used in) financing activities	$67.2	$(11.2)	$101.9
Effect of foreign exchange rate changes on cash and cash equivalents	$(32.1)	$17.7	$(0.1)
Net increase (decrease) in cash and cash equivalents	$117.7	$(60.5)	$105.5
Cash and cash equivalents, beginning of year	195.2	255.7	150.2
Cash and cash equivalents, end of year	$312.9	$195.2	$255.7

Supplementary Cash Flows Information (Note 20)

The accompanying notes form an integral part of these Consolidated Financial Statements.

86 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Years ended March 31, 2010, 2009 and 2008 (amounts in millions of Canadian dollars)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers and healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)    Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)   Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;

(iii)  Training & Services/Civil (TS/C) – Provides business and commercial aviation training for all flight and ground personnel and all associated services;

(iv)  Training & Services/Military (TS/M) – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Generally accepted accounting principles and financial statements presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). In some respects, these accounting principles differ from United States generally accepted accounting principles (U.S. GAAP). The main differences are described in Note 28.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, asset retirement obligations, fair value of certain financial instruments, goodwill and intangible assets, based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and of all its majority owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest (refer to Note 4). All significant intercompany accounts and transactions have been eliminated. The investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted at fair value unless there is no quoted price in an active market.

The Company determines if a variable interest entity (VIE) (a party with an ownership, contractual or other financial interest) should be consolidated if it is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). The Company revises its determination of the accounting for VIEs when certain events occur, such as changes in governing documents or contractual arrangements. Refer to Note 26 for additional information.

CAE Annual Report 2010 | 87

Notes to the Consolidated Financial Statements

Revenue recognition

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain.

Under this method, revenue is recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract. Recognized revenues and margins are subject to revisions as the contract progresses to completion. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earning estimates is reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience. Generally, no right of return or complementary upgrade is provided to customers. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts is generally recognized in earnings on a straight-line method over the contract period. In situations when it is clear that costs will be incurred on other than a straight-line basis, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, software, services, maintenance and software customization. Revenue is recognized as follows:

(i)        Stand-alone products

Revenue from software licensing arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

(ii)        Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

(iii)       Maintenance

           Maintenance and support revenues are recognized ratably over the term of the related agreements.

(iv)      Long-term software arrangements

           Revenues from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software are recognized under the percentage-of-completion method.

Training services

Revenue from training services is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and the services have been rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in earnings on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flown hours.

Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include a combination of the design, engineering and manufacturing of flight simulators, as well as the provision of spare parts and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the different units of accounting if all of the following criteria are met:

(i)    The delivered item has value to the customer on a stand-alone basis;

(ii)   There is objective and reliable evidence of the fair value of the undelivered item (or items);

(iii)  If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by the Company on an individual basis. The Company enters into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements; therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

88 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Foreign currency translation

Self-sustaining foreign operations

Assets and liabilities of self-sustaining foreign operations are translated at exchange rates in effect at the balance sheet date and revenue and expenses are translated at the average exchange rates for the period. Foreign exchange gains or losses arising from the translation into Canadian dollars are included in accumulated other comprehensive loss. Translation gains or losses related to long-term intercompany account balances, which form part of the overall net investment in foreign operations, and those arising from the translation of debt denominated in foreign currencies and designated as hedges of the overall net investments in self-sustaining foreign operations are also included in accumulated other comprehensive loss.

Amounts related to foreign currency translation in accumulated other comprehensive loss are released to the consolidated statement of earnings when the Company reduces its overall net investment in foreign operations, including a reduction in capital or through the settlement of long-term intercompany balances, which have been considered part of the Company’s overall net investment.

Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the prevailing exchange rate at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency and revenue and expense items are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at date of purchase.

Accounts receivable

Receivables are carried at cost net of a provision for doubtful accounts, based on expected recoverability. The Company is involved in a program under which it sells certain of its accounts receivable to a third party for cash consideration without recourse to the Company. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable. Losses and gains on these transactions are recognized in earnings.

Contracts in progress

Contracts in progress resulting from applying the percentage-of-completion method consist of materials, direct labour, relevant manufacturing overhead and estimated contract margins.

Effective April 1, 2009, contracts in progress are presented as a separate line item on the consolidated balance sheets. In prior years, contracts in progress were presented as part of inventories, previously named long-term contracts.

Inventories

Work in progress is stated at the lower of specific identification of cost and net realizable value. The cost of work in progress includes material, labour, and an allocation of manufacturing overhead, based on normal operating capacity.

Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of specific identification of cost and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. In the case of raw materials and spare parts, replacement cost is generally the best measure of net realizable value.

Long-lived assets

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost less accumulated depreciation, net of any impairment charges. The declining balance and straight-line methods are used to calculate amortization over the estimated useful lives of the assets as follows:

	Method	Rates / Years
Building and improvements	Declining balance / Straight line	2.5 to 10% / 10 to 20 years
Simulators	Straight line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance / Straight line	20 to 35% / 3 to 10 years
Aircraft	Straight line (15% residual)	Not exceeding 12 years
Aircraft engines	Based on utilization	Not exceeding 3,000 hours

CAE Annual Report 2010 | 89

Notes to the Consolidated Financial Statements

Asset retirement obligations

Asset retirement obligations are recognized in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The obligation is measured initially at fair value discounted to its present value using a credit-adjusted risk-free interest rate, and the resulting costs are capitalized into the carrying value of the related assets. The liability is accreted through charges to earnings. Costs related to asset retirement obligations are depreciated over the remaining useful life of the underlying asset.

The Company has a known conditional asset retirement obligation for asbestos remediation activities to be performed in the future, that is not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, this obligation has not been recorded in the consolidated financial statements because the fair value cannot be reasonably estimated. A liability for this obligation will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability’s fair value.

Leases

Leases for which substantially all the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed on a straight-line basis over the terms of the lease. Gains, net of transaction costs, related to the sale and leaseback of simulators are deferred and the net gains in excess of the residual value guarantees are amortized over the term of the lease. When at the time of the sale and leaseback transactions, the fair value of the asset is less than the carrying value, the difference is recognized as a loss. The residual value guarantees are ultimately recognized in earnings upon expiry of the related sale and leaseback agreement unless the Company decides to exercise its early buy-out options, when applicable at fair value. Then, the related deferred gain from the residual value guarantee is applied against the cost of the asset.

Interest capitalization

Interest costs relating to the construction of simulators, buildings for training centres and other internally developed assets are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the asset is completed and ready for productive use.

Intangible assets with definite useful lives and amortization

Intangible assets with definite useful lives are initially recorded at cost being their fair value at the acquisition date. Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

	Amortization Period	Weighted Average Amortization Period
Deferred development costs	Not exceeding 5 years	5
Trade names	2 to 20 years	18
Customer relationships	3 to 10 years	9
Customer contractual agreements	5 to 12 years	11
Technology	5 to 10 years	10
Enterprise resource planning and other software	1 to 10 years	7
Other intangible assets	1 to 20 years	15

Research and development (R&D) costs

Research costs are charged to consolidated earnings in the period in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the specific deferral criteria and their recovery is reasonably assured. Government contributions arising from research and development activities are deducted from the related costs or capital expenditures. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

Impairment of long-lived assets

Long-lived assets or asset groups are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their carrying amounts to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

90 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Other assets

Deferred financing costs

Deferred financing costs related to the revolving unsecured term credit facilities and sale and leaseback agreements are included in other assets and amortized on a straight-line basis over the term of the related financing agreements.

Restricted cash

The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business acquisition arrangements.

Business combinations and goodwill

Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of the acquired business are included in the consolidated statements of earnings from their respective dates of acquisition.

Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment in value.

The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, the Company compares, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in consolidated net earnings.

Income taxes and investment tax credits

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires the recognition of future tax benefits, such as for net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized.

Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in net earnings at the time they can be determined.

Stock-based compensation plans

The Company’s stock-based compensation plans consist of five categories of plans: Employee Stock Option Plan (ESOP), Employee Stock Purchase Plan (ESPP), Deferred Share Unit (DSU) plan, Long-Term Incentive Deferred Share Unit (LTI-DSU) plan and
Long-Term Incentive Restricted Share Unit (LTI-RSU) plan. All plans are described in Note 17.

The Company recognizes the stock-based compensation expense for employees who will become eligible for retirement during the vesting period over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense is recognized at that date unless the employee is under contract, in which case, the compensation expense is recognized over the term of the contract.

The Company estimates the fair value of options using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models generally require the input of highly-subjective assumptions including expected stock price volatility. Using the fair value method, compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus in shareholders’ equity.

Compensation expense is also recognized for the Company’s portion of the contributions made under the ESPP and for the grant date amount of vested units at their respective valuations for the DSU, LTI-DSU and LTI-RSU plans. For DSU and LTI-DSUs, the Company accrues a liability based on the market price of the Company’s common shares. The fair value of the LTI-RSUs liability is determined using a binomial model. Any subsequent changes in the Company’s stock price affect the compensation expense. The Company has entered into equity swap agreements with a major Canadian financial institution in order to reduce its cash and earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and LTI-DSU programs.

CAE Annual Report 2010 | 91

Notes to the Consolidated Financial Statements

CAE’s practice is to issue options and units in the first quarter of each fiscal year or at the time of hiring of new employees or making new appointments. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to share capital together with any related stock-based compensation expense.

Employee future benefits

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service lives of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Earnings per share

Earnings per share are calculated by dividing consolidated net earnings available for common shareholders by the weighted average number of common shares outstanding during the year. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

Disposal of long-lived assets and discontinued operations

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less selling costs and are not amortized as long as they are classified as assets to be disposed of by sale. Operating results of a company’s components disposed of by sale or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company’s current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows.

Financial instruments and hedging relationships

Financial instruments
Financial assets and financial liabilities

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value. Subsequent measurement of the financial instruments is based on their classification as described below. Financial assets and financial liabilities are classified into one of these five categories: held–for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale. The determination of the classification depends on the purpose for which the financial instruments were acquired and their characteristics.

Held-for-trading

Financial instruments classified as held–for-trading are carried at fair value at each balance sheet date with the change in fair value recorded in net earnings. The held-for-trading classification is applied when a financial instrument:

-         Is a derivative, including embedded derivatives accounted for separately from the host contract, but excluding those derivatives designated as effective hedging instruments;

-         Has been acquired or incurred principally for the purpose of selling or repurchasing in the near future;

-         Is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

-         Has been irrevocably designated as such by the Company (fair value option).

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as held-to-maturity investments, loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Interest income or expense is included in net earnings in the period.

92 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date. Unrealized gains and losses, including changes in foreign exchange rates, are recognized in other comprehensive income (loss) (OCI) in the period in which the changes arise and are transferred to earnings when the assets are derecognized or other than temporary impairment occurs. Securities classified as available-for-sale which do not have a readily available market value are recorded at cost.

As a result, the following classifications were determined:

(i)     Cash and cash equivalents, restricted cash and all derivative instruments are classified as held-for-trading;

(ii)    Accounts receivable and long-term receivables are classified as loans and receivables, except for those that the Company intends to sell immediately or in the near term, which are classified as held-for-trading;

(iii)   Portfolio investments are classified as available-for-sale;

(iv)   Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as capital lease obligations are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest rate method;

(v)    To date, the Company has not classified any financial asset as held-to-maturity.

Transaction costs

Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as held-for-trading) are included in the fair value initially recognized for those financial instruments. These costs are amortized to earnings using the effective interest rate method.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated balance sheet when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities respectively.

Hedge accounting
Documentation

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Method of accounting

When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, a firm commitment or a forecasted transaction (cash flow hedges).

Fair value hedge

The Company has outstanding and discontinued interest rate swap agreements, which it designates or has designated as fair value hedges related to variations of the fair value of its long-term debt due to changes in LIBOR interest rates. For fair value hedges outstanding, gains or losses arising from the measurement of derivative hedging instruments at fair value and attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in earnings. However, for fair value hedges that were discontinued prior to the adoption of financial instrument standards, carrying amounts of hedged items are adjusted by the remaining balances of any deferred gains or losses on the hedging items. The adjustment is amortized in earnings.

Cash flow hedge

When all the critical terms of the hedging items and the hedged item coincide (such as dates, quantities and delivery location), the Company assumes the hedge to be perfectly effective against changes in the overall fair value of the hedged item. Otherwise, the amounts and timing of future cash flows are projected on the basis of their contractual terms and estimated progress on projects. The aggregate cash flows, over time, form the basis for identifying the effective portion of gains and losses on the derivative instruments designated as cash flow hedges. The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the consolidated net earnings. Amounts accumulated in OCI are reclassified to earnings in the period in which the hedged item affects earnings. However, when the forecasted transactions that are hedged items result in recognition of non-financial assets (for example, inventories or property, plant and equipment), gains and losses previously deferred in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in consolidated net earnings as the related non-financial assets are derecognized or amortized.

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting or when the hedging instrument expires or is sold. Any cumulative gain or loss existing in OCI at that time remains in OCI until the hedged item is eventually recognized in earnings. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was reported in OCI is recognized immediately in earnings.

CAE Annual Report 2010 | 93

Notes to the Consolidated Financial Statements

Hedge of self-sustaining foreign operations

The Company has designated certain long-term debt as a hedge of its overall net investment in self-sustaining foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, net of tax and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in earnings.

Comprehensive income (loss)

Comprehensive income represents the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources.

OCI refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from consolidated net earnings. OCI includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments and as cash flow hedges, reclassifications to income or to the related non-financial assets or liabilities and net changes on financial assets classified as available-for-sale, as well as income tax adjustments.

Government assistance

Contributions from Industry Canada under the Technology Partnerships Canada (TPC) program and from Investissement Québec programs for costs incurred in Project Genèse, Project Phoenix and in previous R&D programs are recorded as a reduction of costs or as a reduction of capitalized expenditures.

A liability to repay the government contribution is recognized when conditions arise and the repayment thereof is reflected in the consolidated statements of earnings when royalties become due.

The Company recognizes the government of Canada’s participation in Project Falcon as an interest-bearing long-term obligation. The initial measurement of the accounting liability recognized to repay to the lender is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

Severance, termination benefits and costs associated with exit and disposal activities

The Company recognizes severance benefits that do not vest when the decision is made to terminate the employee. Special termination benefits are accounted for when management commits to a plan that specifically identifies all significant actions to be taken and such termination benefits are communicated to the employees in sufficient detail to enable them to determine the type and amount of benefits they will receive. All other costs associated with restructuring, exit and disposal activities are recognized in the period in which they are incurred.

Disclosure of guarantees

The Company discloses information concerning certain types of guarantees that may require payments, contingent on specified types of future events. In the normal course of business, CAE issues letters of credit and performance guarantees.

Note 2 – CHANGES IN ACCOUNTING POLICIES

Intangible assets

Effective April 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. The new Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures during the Pre-Operating Period, no longer applies to entities that have adopted Section 3064.

Since adopting the new standard, the Company expenses its pre-operating costs as they are incurred. The impact of adopting this accounting standard, on a retrospective basis, to the Company’s consolidated statement of earnings for years ended March 31, is:

(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

The following summarizes the impact to earnings per share upon adoption of this accounting standard, on a retrospective basis:

	2009	2008
Basic and diluted earnings per share from continuing operations	$–	$(0.01)
Basic earnings per share	0.01	–
Diluted earnings per share	0.01	(0.01)

94 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

As at March 31, 2009, the impact of adopting this change to other assets on the Company’s consolidated balance sheet was a decrease of $10.4 million. The retained earnings at April 1, 2007 decreased by $8.6 million, net of tax recovery of $3.6 million.

The Company’s treatment regarding R&D costs was not impacted as a result of this change in accounting standard. Upon adoption of Section 3064, the Company has reclassified its deferred costs from other assets to intangible assets.

Financial instruments – disclosures

In September 2009, the AcSB amended CICA Handbook Section 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data (or “inputs”) that an entity uses in measuring the fair values of its financial instruments and to reinforce existing principles of disclosures about liquidity risk. The Company adopted these amendments during fiscal 2010.

Future changes to accounting standards
International Financial Reporting Standards (IFRS)

In February 2008, the AcSB confirmed that Canadian GAAP, for publicly accountable enterprises in Canada, will be converged with IFRS with a changeover date on January 1, 2011. As a result, the Company is required to prepare its consolidated financial statements in accordance with IFRSs for interim and annual financial statements relating to fiscal year beginning April 1, 2011. The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In December 2008, the AcSB approved three new accounting standards CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replacing Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 provides the Canadian equivalent to IFRS 3 – Business Combinations (January 2008) and Sections 1601 and 1602 to IAS 27 – Consolidated and Separate Financial Statements (January 2008). Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements. These standards will require a change in the measurement of non-controlling interests and will require the non-controlling interests to be presented as part of shareholders’ equity on the balance sheet. In addition, the net earnings will include 100% of the subsidiary’s results and will be allocated between the controlling interest and non-controlling interest. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. All three standards are effective at the same time Canadian public companies will have adopted IFRS, for fiscal year beginning on or after January 1, 2011. The Company is currently evaluating the impact of these standards on its consolidated financial statements.

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee issued EIC-175, Multiple Deliverable Revenue Arrangements, which changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. This new standard is effective for revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011 and is applicable on a prospective basis. Early adoption is permitted as at the beginning of a fiscal year. The Company is currently evaluating the impact of adopting EIC-175 on its consolidated financial statements.

NOTE 3 – BUSINESS ACQUISITIONS AND COMBINATIONS

Fiscal 2010 acquisitions

The Company acquired five businesses for a total cost, including acquisition costs and excluding balance of purchase price, of $30.7 million which was paid in cash. The allocation of certain of these purchase prices are preliminary and are expected to be completed in the near future. The total cost does not include potential additional consideration of $27.9 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Bell Aliant’s Defence, Security and Aerospace

During the first quarter, the Company acquired Bell Aliant’s Defence, Security and Aerospace (DSA) business unit through an asset purchase agreement. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries. The working capital adjustment remains unsettled and is currently in dispute.

Seaweed Systems Inc.

During the second quarter, the Company acquired Seaweed Systems Inc. (Seaweed). Seaweed has embedded graphics solutions for the military and aerospace market, with experience in the development of safety critical graphic drivers.

ICCU Imaging Inc.

During the third quarter, the Company acquired ICCU Imaging Inc. (ICCU). ICCU specializes in developing multimedia educative material and offering educational solutions to help medical providers perform a focused bedside ultrasound examination.

CAE Annual Report 2010 | 95

Notes to the Consolidated Financial Statements

VIMEDIX Virtual Medical Imaging Training Systems Inc.

During the fourth quarter, the Company acquired VIMEDIX Virtual Medical Imaging Training Systems Inc. (VIMEDIX). VIMEDIX specializes in developing virtual reality animated transthoracic echocardiograph simulators and advanced echographic simulation training.

Immersion Corporation’s Medical Simulation

During the fourth quarter, the Company acquired part of Immersion Corporation’s (Immersion) medical simulation business unit through an asset purchase agreement. Immersion’s medical line of business designs, manufactures, and markets computer-based virtual reality simulation training systems which allow clinicians and students to practice and improve minimally invasive surgical skills.

Fiscal 2009 acquisitions

The Company acquired three businesses for a total cost, including acquisition costs, of $64.3 million which was payable primarily in cash of $43.9 million and assumed debt of $20.4 million.

Sabena Flight Academy

During the first quarter of fiscal 2009, the Company acquired Sabena Flight Academy (Sabena). Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates.

During the third quarter of fiscal 2010, the Company recorded an additional purchase price of $4.2 million settled in cash as a final settlement of contingent consideration. The additional purchase price was recorded as goodwill.

Academia Aeronautica de Evora S.A.

During the second quarter of fiscal 2009, the Company increased its participation in Academia Aeronautica de Evora S.A. (AAE) to 90% in a non-cash transaction.

During the second quarter of fiscal 2010, the Company adjusted the goodwill, initially recorded at $3.7 million, to $4.7 million.

Kestrel Technologies Pte Ltd

During the third quarter of fiscal 2009, the Company acquired Kestrel Technologies Pte Ltd (Kestrel) which provides consulting and professional services, and provides simulator maintenance and technical support services.

During the third quarter of fiscal 2010, the Company recorded an additional purchase price of $0.2 million settled in cash. The additional purchase price was recorded as goodwill.

Fiscal 2008 acquisitions

The Company acquired four businesses for a total cost, including acquisition costs, of $52.4 million which was payable primarily in cash.

Engenuity Technologies Inc.

During the first quarter of fiscal 2008, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

During the first quarter of fiscal 2008, the Company acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creating industry standard visual simulation file formats.

Macmet Technologies Limited

During the second quarter of fiscal 2008, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations.

As part of this agreement, the Company was given a call option on the remaining 24% of outstanding shares. The call option expires six years from the acquisition completion date. At the expiry of the call option period, the remaining shareholders of Macmet can exercise a put option and require the Company to purchase the remaining outstanding shares. As such, the Company considers that all outstanding shares have been purchased and 100% of Macmet’s results have been consolidated by the Company since the acquisition date.

Flightscape Inc.

During the second quarter of fiscal 2008, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

During the third quarter of fiscal 2009, the Company recorded an additional purchase price for Flightscape of $3.0 million settled in cash. The additional purchase price was recorded as goodwill.

96 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Summary of total net assets of all acquisitions

(amounts in millions)	2010	2009	2008
Current assets (1)	$17.9	$12.9	$13.7
Current liabilities	(17.0)	(25.4)	(23.4)
Property, plant and equipment	1.1	40.2	2.3
Other assets	–	–	2.8
Intangible assets
Trade names	–	0.1	1.5
Technology	7.2	–	20.8
Customer relationships	9.6	10.9	5.9
Other intangible assets	5.3	–	–
Goodwill (2)	23.3	21.7	28.8
Future income taxes	(2.5)	6.4	(5.6)
Long-term debt	–	(19.6)	(1.8)
Long-term liabilities	(0.2)	(4.0)	(2.1)
Fair value of net assets acquired, excluding cash position at acquisition	$44.7	$43.2	$42.9
Cash position at acquisition	0.4	5.4	9.5
Fair value of net assets acquired	$45.1	$48.6	$52.4
Less: Purchase price payable	(14.4)	–	–
Call/put option payable	–	–	(1.1)
Book value of investment at acquisition date	–	(4.5)	–
Non-controlling interest	–	(0.2)	–
Total cash consideration for acquisitions during the fiscal year	$30.7	$43.9	$51.3
Add: Additional consideration related to a previous fiscal
year acquisition	4.4	3.0	–
Total cash consideration (3)	$35.1	$46.9	$51.3

(1) Excluding cash on hand.

(2) This goodwill includes $17.2 million that is deductible for tax purposes.

(3) The total cash consideration includes acquisition costs of $2.7 million in fiscal 2010, $2.7 million in fiscal 2009 and $4.0 million in fiscal 2008.

The net assets of Immersion, VIMEDIX, ICCU, Sabena, AAE and Flightscape are included in the Training & Services/Civil segment. The net assets of Seaweed, Kestrel, MultiGen and Macmet are included in Simulation Products/Military. The net assets of DSA and Engenuity are segregated between the Simulation Products/Military and Training & Services/Military segments.

The above-listed acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

nOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training centre – 50%, Embraer CAE Training Services LLC – 49%, HATSOFF Helicopter Training Private Limited – 50%, National Flying Training Institute Private Limited – 51% (starting fiscal 2009), CAE Bangalore training centre – 50% (starting fiscal 2009), Rotorsim S.r.l. – 50% (starting fiscal 2010) and Embraer CAE Training Services (U.K.) Limited – 49% (starting fiscal 2010).

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

CAE Annual Report 2010 | 97

Notes to the Consolidated Financial Statements

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(amounts in millions)
	2010	2009	2008
		Restated (Note 2)	Restated (Note 2)
Assets
Current assets	$54.0	$58.4	$33.8
Property, plant and equipment and other non-current assets	238.6	240.3	163.1
Liabilities
Current liabilities	33.4	44.9	22.9
Long-term debt (including current portion)	117.2	120.4	75.9
Deferred gains and long-term liabilities	7.3	4.5	–
Earnings
Revenue	$89.1	$78.9	$60.6
Net earnings	21.4	17.7	12.1
Segmented operating income
Simulation Products/Military	5.1	6.0	0.6
Training and Services/Civil	15.4	14.5	14.4
Training and Services/Military	6.8	(0.9)	(0.5)
Cash flows from (used in)
Operating activities	$25.4	$41.3	$22.1
Investing activities	(29.4)	(40.1)	(20.1)
Financing activities	6.7	34.6	17.3

NOTE 5 – DISCONTINUED OPERATIONS

Forestry Systems

On August 16, 2002, the Company sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. The Company completed a review of the buyers’ books and records and in January 2006, launched legal proceedings to collect the payment that it believed was owed. Prior to the termination of the arbitration, for fiscal 2008 and 2007, the Company incurred fees in connection with the evaluation and litigation exercise amounting to $1.2 million (net of tax recovery of $0.2 million) and $0.9 million (net of tax recovery of $0.2 million), respectively.

Until April 2008, the Company was in arbitration with the buyer because of this dispute. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent. A write-off, in the amount of $8.5 million (net of a tax recovery of $1.5 million), was accounted for in fiscal 2008.

Summary of discontinued operations

(amounts in millions, except per share amounts)	2010	2009	2008
Net loss from Forestry Systems, 2010 – $nil; 2009 – net of tax recovery of $0.1; 2008 – net of tax recovery of $1.7	$–	$(0.7)	$(9.7)
Net loss from other discontinued operations, 2010 – $nil; 2009 – net of tax recovery of $0.1; 2008 – net of tax recovery of $1.1	–	(0.4)	(2.4)
Results of discontinued operations	$–	$(1.1)	$(12.1)
Basic and diluted net loss per share from discontinued operations	$–	$(0.01)	$(0.05)

98 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

NOTE 6 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated balance sheet net of an allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(amounts in millions)	2010	2009
Past due trade receivables
1-30 days	$18.2	$35.1
31-60 days	11.8	12.0
61-90 days	9.3	13.1
Greater than 90 days	16.8	28.0
Total	$56.1	$88.2
Allowance for doubtful accounts	(5.6)	(8.2)
Current trade receivables	84.9	122.9
Accrued receivables	31.7	38.2
Derivative assets	27.9	32.2
Other receivables	42.5	49.1
Total accounts receivable	$237.5	$322.4

The Company has an agreement to sell third-party receivables to a financial institution for an amount of up to $50 million. Under the terms and conditions of the agreement, the Company continues to act as a collection agent. The selected accounts receivable are sold to a third party for a cash consideration on a non-recourse basis to the Company. As at March 31, 2010, $36.7 million (2009 – $45.6 million) of specific accounts receivable were sold to the financial institution pursuant to this agreement. Proceeds were net of $0.5 million in fees
(2009 – $0.8 million).

Changes in allowance for doubtful accounts were as follows:

(amounts in millions)	2010	2009
Allowance for doubtful accounts, beginning of year	$(8.2)	$(7.4)
Additions	(3.8)	(10.0)
Amounts charged off	5.1	10.3
Foreign exchange	1.3	(1.1)
Allowance for doubtful accounts, end of year	$(5.6)	$(8.2)

Note 7 – INVENTORIES

(amounts in millions)	2010	2009
Work in progress	$87.8	$79.1
Raw materials, supplies and manufactured products	39.1	39.8
	$126.9	$118.9

The amount of inventories recognized as cost of sales was as follows:

(amounts in millions)	2010	2009
Work in progress	$76.8	$78.9
Raw materials, supplies and manufactured products	27.5	64.9
	$104.3	$143.8

The amount of provision of inventories recognized as an expense was $2.6 million for fiscal 2010 (2009 – $2.8 million;
2008 – $2.4 million), which was recorded in cost of sales. The carrying amount of inventories pledged as security for loans was $2.5 million as at March 31, 2010 (2009 – $2.8 million).

CAE Annual Report 2010 | 99

Notes to the Consolidated Financial Statements

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

(amounts in millions)	2010			2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$23.6	$–	$23.6	$24.3	$–	$24.3
Buildings and improvements	280.2	101.8	178.4	273.5	91.3	182.2
Simulators	953.0	208.5	744.5	1,020.6	189.1	831.5
Machinery and equipment	206.4	150.1	56.3	198.2	134.3	63.9
Aircraft and engines	14.7	4.1	10.6	15.0	2.0	13.0
Assets under capital lease (1)	37.5	11.1	26.4	44.3	25.5	18.8
Assets under construction	107.4	–	107.4	168.7	–	168.7
	$1,622.8	$475.6	$1,147.2	$1,744.6	$442.2	$1,302.4

(1) Includes simulators, machinery and equipment, and a building.

The average remaining amortization period for the simulators is 15 years.

nOTE 9 – INTANGIBLE ASSETS

(amounts in millions)		2010		2009
Cost		Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
				Restated (Note 2)	Restated (Note 2)	Restated (Note 2)
Deferred development costs	$63.6	$33.4	$30.2	$52.4	$30.0	$22.4
Trade names	12.1	4.4	7.7	14.8	4.2	10.6
Customer relationships	35.3	6.1	29.2	22.7	3.4	19.3
Customer contractual agreements	7.1	4.5	2.6	8.8	4.7	4.1
Technology	26.4	7.2	19.2	24.0	5.3	18.7
Enterprise resource planning – (ERP) and other software	43.6	14.2	29.4	33.5	10.8	22.7
Other intangible assets	10.1	3.0	7.1	4.4	2.7	1.7
	$198.2	$72.8	$125.4	$160.6	$61.1	$99.5

The continuity of intangible assets is as follows:

(amounts in millions)	2010	2009
		Restated (Note 2)
Balance, beginning of year	$99.5	$82.0
Acquisitions (Note 3)	22.1	11.0
Deferred development cost additions (1)	11.2	6.9
ERP and other software additions	10.0	5.4
Other additions	5.8	2.5
Amortization	(14.7)	(14.2)
Foreign exchange	(8.5)	5.9
Balance, end of year	$125.4	$99.5

(1)  Net of government contributions (refer to Note 23).

The estimated annual amortization expense for the next five years will be approximately $15.9 million.

100 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

NOTE 10 – GOODWILL

(amounts in millions)	2010
	SP/C	TS/C	SP/M	TS/M	Total
Balance, beginning of year	$–	$27.6	$87.9	$43.6	$159.1
Acquisitions (Note 3)	–	7.2	21.5	–	28.7
Foreign exchange	–	(5.0)	(14.2)	(6.7)	(25.9)
Balance, end of year	$–	$29.8	$95.2	$36.9	$161.9

(amounts in millions)	2009
	SP/C	TS/C	SP/M	TS/M	Total
Balance, beginning of year	$–	$0.8	$76.3	$38.4	$115.5
Acquisitions (Note 3)	–	24.4	0.3	–	24.7
Foreign exchange	–	2.4	11.3	5.2	18.9
Balance, end of year	$–	$27.6	$87.9	$43.6	$159.1

NOTE 11 – OTHER ASSETS

(amounts in millions)	2010	2009
		Restated (Note 2)
Restricted cash	$16.2	$15.7
Advances to portfolio investment	67.3	45.2
Investment in portfolio investments(1)	1.4	0.8
Deferred financing costs, net of accumulated amortization of $18.8 (2009 – $17.9)	1.4	2.6
Long-term receivables	3.9	1.3
Accrued benefit assets (Note 24)	29.9	28.4
Long-term derivative assets	15.1	19.1
Other, net of accumulated amortization of $8.7 (2009 – $7.8)	6.3	5.7
	$141.5	$118.8

(1)  The Company leads a consortium, which was contracted by the United Kingdom (U.K.) Ministry of Defence (MoD) to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter (MSH) fleet of the Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.

In connection with the contract, the Company has established CAE Aircrew Training Plc (Aircrew). The Company’s interest in this subsidiary is 77%. This subsidiary has leased the land from the MoD, built the facility and operates the training centre. Aircrew has been consolidated with the accounts of the Company since its inception.

In addition, the Company has a 12% minority shareholding in, and has advanced funds to CVS Leasing Ltd. (CVS), the entity that owns the simulators and other equipment leased to Aircrew.

During the second quarter of fiscal 2010, the Company, the Solidarity Fund QFL, and the Société Générale de Financement du Québec announced the creation of Flight Simulator – Capital L.P., a limited partnership to provide qualifying customer’s competitive lease financing for CAE’s civil flight simulation equipment manufactured in Québec and exported around the world. The Company invested $0.6 million (US$0.6 million) in this partnership. The Company also committed to fund the partnership with up to 25% of $66.0 million (US$60.0 million) in advances.

NOTE 12 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(amounts in millions)	2010	2009
Accounts payable trade	$235.7	$257.0
Contract liabilities	46.2	67.2
Derivative liabilities	9.3	36.1
Income tax payable	6.5	8.1
Other accrued liabilities	170.1	172.0
Accounts payable and accrued liabilities	$467.8	$540.4

CAE Annual Report 2010 | 101

Notes to the Consolidated Financial Statements

NOTE 13 – DEBT FACILITIES

The following summarizes the long-term debt:

(amounts in millions)	2010				2009
	Gross Amount	Transaction Costs	Hedge Accounting Adjustment	Net Amount	Gross Amount	Transaction Costs	Hedge Accounting Adjustment	Net Amount
Total recourse debt	$291.4	$(0.3)	$3.6	$294.7	$234.9	$(0.1)	$5.3	$240.1
Total non-recourse debt(1)	203.0	(5.0)	–	198.0	246.9	(6.7)	–	240.2
Total long-term debt	$494.4	$(5.3)	$3.6	$492.7	$481.8	$(6.8)	$5.3	$480.3
Less:
Current portion of long-term debt	40.9	(0.8)	–	40.1	122.6	(1.0)	–	121.6
Current portion of capital lease	11.0	–	–	11.0	4.0	–	–	4.0
	$442.5	$(4.5)	$3.6	$441.6	$355.2	$(5.8)	$5.3	$354.7

(1) Non-recourse debt is classified as such when recourse against the debt in a subsidiary is limited to the assets, equity interest and undertaking of such subsidiary and not CAE Inc.

The details of the recourse debt are as follows:

(amounts in millions)		2010				2009
		Gross Amount	Transaction Costs	Hedge Accounting Adjustment	Net Amount	Gross Amount	Transaction Costs	Hedge Accounting Adjustment	Net Amount
(i)	Senior notes (US$60.0 maturing in June 2009 and US$33.0 maturing in June 2012)	$33.5	$–	$3.6	$37.1	$117.2	$(0.1)	$5.3	$122.4
(ii)	Senior notes ($15.0 and US$45.0 maturing in June 2016 and US$60.0 maturing in June 2019)	121.6	(0.1)	–	121.5	–	–	–	–
(iii)	Revolving unsecured term credit facilities, 5 years maturing in July 2010 (US$400.0 and €100.0)	–	–	–	–	–	–	–	–
(iv)	Term loans, maturing in May and June 2011 (outstanding as at March 31, 2010 – €7.4 and €1.5, as at March 31, 2009 – €12.6 and €2.6)	12.2	–	–	12.2	25.5	–	–	25.5
(v)	Grapevine Industrial Development Corporation bonds, secured, maturing in March 2010 (US$8.0) and April 2013 (US$19.0)	19.3	–	–	19.3	34.0	–	–	34.0
(vi)	Miami Dade County Bonds, collateralized by a simulator, maturing in March 2024 (US$11.0)	11.2	–	–	11.2	13.9	–	–	13.9
(vii)	Other debt, with various maturities from April 2010 to September 2016	19.6	–	–	19.6	18.1	–	–	18.1
(viii)	Obligations under capital lease commitments	35.1	–	–	35.1	26.2	–	–	26.2
(ix)	R&D obligation from a government agency maturing in July 2029	9.1	–	–	9.1	–	–	–	–
(x)	Term loan, maturing in May 2010 (outstanding as at March 31, 2010 – €9.7, as at March 31, 2009 – nil)	13.3	–	–	13.3	–	–	–	–
(xi)	Term loan maturing in January 2020 (outstanding as at March 31, 2010 – €6.0, as at March 31, 2009 – nil)	8.3	(0.2)	–	8.1	–	–	–	–
(xii)	Credit facility maturing in January 2015 (outstanding as at March 31, 2010 – INR 362.7, as at March 31, 2009 – nil)	8.2	–	–	8.2	–	–	–	–
Total recourse debt		$291.4	$(0.3)	$3.6	$294.7	$234.9	$(0.1)	$5.3	$240.1

102 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

(i)     Pursuant to a private placement, the Company borrowed US$33.0 million (2009 – US$93.0 million). These unsecured senior notes rank equally with term bank financings. Fixed interest is payable semi-annually in June and December at a rate of 7.76% (2009 – 7.6%). The Company has entered into an interest rate swap agreement converting the fixed interest rate into the equivalent of a three-month LIBOR borrowing rate plus 3.6%. The Company has an outstanding interest rate swap contract that replaced a swap contract that had previously been put in place when the debt was raised. The existing swap contract is designated as a fair value hedge of its private placement resulting in changes in LIBOR interest rates. With regards to the outstanding fair value hedge, the gains or losses on the hedged items attributable to the hedged risk are accounted for as an adjustment to the carrying value of the hedged items. For the fair value hedge that was discontinued prior to the transaction date, the carrying amount of the hedged item is adjusted by the remaining balance of any deferred gain or loss on the hedging item. As such, the hedge accounting adjustment has been recorded with the private placement as an increase to the gross long-term debt amount.

(ii)    In fiscal 2010, the Company issued unsecured senior notes for $15.0 million and US$105.0 million by way of a private placement for an average term at inception of 8.5 years at an average blended interest rate of 7.15% with interest payable semi-annually in June and December. The Company has designated the senior note totalling US$105.0 million as a hedge of self-sustaining foreign operations and it is being used to hedge the Company’s exposure to foreign exchange risk on these investments.

(iii)   The facility has covenants covering minimum shareholders’ equity, interest coverage and debt coverage ratios. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services.

(iv)   The Company, in association with Iberia Lineas de España, combined their aviation training operations in Spain. Quarterly capital repayments are made for the term of the financing. The implicit interest rate is 4.60%. The net book value of the simulators being financed, as at March 31, 2010, is equal to approximately $67.7 million (€49.3 million) [2009 – $89.4 million (€53.5 million)].

(v)    The rates are set annually by the remarketing agent based on market conditions. The rate for bonds matured in 2010 was set on a weekly basis. The rate for bonds maturing in 2013 is set on an annual basis and is subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2010, the rate was 2.35% (2009 – 3.06%). A letter of credit has been issued to support the bonds for the outstanding amount of the loans.

(vi)   As at March 31, 2010, the applicable floating rate, which is reset weekly, was 1.47% (2009 – 3.10%). Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loan.

(vii)  Other debts include an unsecured facility for the financing of the cost of establishment of an enterprise resource planning (ERP) system. The facility is repayable with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. The average interest rates on these borrowings are approximately 5.4%.

(viii) These capital leases relate to the leasing of various equipment, simulators, and a building. The leases have maturities ranging from September 2009 to March 2018, and interest rates ranging from 1.89% to 6.09%. The implicit lease rate for the capital lease related to the building was considered below the market rate upon initial recognition on the date of acquisition. Accordingly, this capital lease was initially recorded at a fair market value that was lower than its face value. As the debt will be accreted over time, the full face value of the debt will be recorded at maturity.

(ix)   In fiscal 2010, the Company obtained an interest-bearing long-term obligation from the Government of Canada for its participation in Project Falcon, an R&D program that will continue over five years, for a maximum amount of $250.0 million. The aggregate amount recognized in fiscal 2010 was $33.8 million (refer to Note 1). The discounted value of the debt recognized amounted to
$9.1 million as at March 31, 2010.

(x)    Represents the Company’s proportionate share of the debt in Rotorsim S.r.l., totalling $13.3 million (€9.7 million). The loan bears a floating interest rate.

(xi)   In fiscal 2010, the Company entered into a loan agreement of $8.3 million (€6.0 million) for the financing of one of its subsidiaries. The loan bears a floating rate of interest of EURIBOR plus a spread.

(xii)  In fiscal 2010, the Company entered into a financing facility for certain of its operations in India. The financing facility is comprised of a term loan of up to $10.6 million (INR 470 million) and working capital facilities of up to an aggregate of $2.8 million
(INR 125 million). Drawdowns can be made in INR or any other major currencies acceptable to the lender. The facility bears a floating interest rate.

CAE Annual Report 2010 | 103

Notes to the Consolidated Financial Statements

The details of the non-recourse debt are as follows:

(amounts in millions)		2010				2009
		Gross Amount	Transaction Costs	Hedge Accounting Adjustment	Net Amount	Gross Amount	Transaction Costs	Hedge Accounting Adjustment	Net Amount
(i)	Term loan of £12.7 collateralized, maturing in October 2016 (outstanding as at March 31, 2010 – £3.0, as at March 31, 2009 – £3.5)	$4.6	$–	$–	$4.6	$6.4	$–	$–	$6.4
(ii)	Term loan maturing in December 2019 (outstanding as at March 31, 2010 – €43.9, as at March 31, 2009 – €40.9)	60.3	(0.9)	–	59.4	68.4	(1.2)	–	67.2
(iii)	Term loans with various maturities to August 2014 (outstanding as at March 31, 2010 – US$21.9, ¥32.8 and HKD nil, as at March 31, 2009 – US$21.7, ¥59.5 and HKD49.0)	27.2	–	–	27.2	46.3	–	–	46.3
(iv)	Term loan maturing in June 2014 (outstanding as at March 31, 2010 – US$22.1 and £8.7, as at March 31, 2009 – US$24.8 and £9.6)	35.9	(1.0)	–	34.9	48.6	(1.8)	–	46.8
	Term loan maturing in June 2018 (outstanding as at March 31, 2010 – US$43.2 and £8.5, as at March 31, 2009 – US$43.2 and £8.5)	56.9	(2.3)	–	54.6	69.6	(3.0)	–	66.6
(v)	Term loan maturing in September 2025 collateralized (outstanding as at March 31, 2010 – US$14.3, as at March 31, 2009 – US$6.0)	14.5	(0.8)	–	13.7	7.6	(0.7)	–	6.9
(vi)	Term loan maturing in January 2020 (outstanding as at March 31, 2010 – US$3.5, as at March 31, 2009 – nil)	3.6	–	–	3.6	–	–	–	–
Total non-recourse debt		$203.0	$(5.0)	$–	$198.0	$246.9	$(6.7)	$–	$240.2

(i)     The Company arranged project financing, which was refinanced during December 2004 for one of its subsidiaries to finance its MSH program for the MoD in the U.K. The credit facility includes a term loan that is collateralized by the project assets of the subsidiary and a bi-annual repayment that is required until 2016. Interest on the loans is charged at a rate approximating LIBOR plus 0.95%. The Company has entered into an interest rate swap totalling £2.7 million, fixing the interest rate at 6.31%. The book value of the assets pledged as collateral for the credit facility as at March 31, 2010 is £53.3 million (2009 – £35.8 million).

(ii)    Represents CAE’s proportionate share of the German NH90 project. The total amount available for the project Company under the facility is €175.5 million. The borrowings bear interest at a EURIBOR rate and are currently swapped to a fixed rate of 4.8%.

(iii)   Represents CAE’s proportionate share of term debt for the acquisition of simulators and expansion of the building for its joint venture in Zhuhai Xiang Yi Aviation Technology Company Limited. Borrowings are denominated in U.S. dollars, Chinese Yuan Renminbi (¥), and Hong Kong dollars (HKD). The U.S. dollar-based borrowings bear interest on a floating rate basis of U.S. LIBOR plus a spread ranging from 0.50% to 2.00% and have maturities between August 2013 and August 2014. The ¥ based borrowings bear interest at the local rate of interest with final maturities between December 2010 and June 2012. The HKD borrowings bore interest at HKD HIBOR plus a spread of 1.5% and matured in April 2009.

(iv)   Represents senior secured financing for two civil aviation training centres. Tranche A is being amortized quarterly beginning in December 2008 and principal and interest of Tranche B being amortized quarterly beginning in July 2014. The debt is collateralized by the assets of the training centres and is cross-guaranteed and cross-collateralized by the cash-flow generated by the two training centres. The combined coupon rate of the post-swap debt amounts to 8.28%.

(v)    The Company and its partner obtained US$42.1 million of senior collateralized non-recourse financing for the HATSOFF Helicopter Training Private Limited joint venture, a military aviation training centre in Bangalore, India. The debt begins semi-annual amortization in September 2013. After taking into consideration the effect of USD-Indian rupees cross currency swap agreement, the fixed interest rate is 10.35% per annum.

(vi)   Represents the Company’s proportionate share in a term loan arranged in fiscal 2010 to finance the Company’s Dubai-based joint-venture, Emirates-CAE Flight Training LLC. The facility bears interest at a floating rate.

104 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt and face values of capital leases are as follows:

(amounts in millions)	Long-term debt	Capital lease	Total
2011	$40.9	$11.0	$51.9
2012	25.7	4.4	30.1
2013	77.9	4.5	82.4
2014	33.1	4.7	37.8
2015	32.4	5.0	37.4
Thereafter	249.3	5.5	254.8
	$459.3	$35.1	$494.4

As at March 31, 2010, CAE is in compliance with its financial covenants.

Short-term debt

The Company has an unsecured and uncommitted bank line of credit available in euros totalling $2.7 million (2009 – $5.0 million; 2008 – $4.9 million), none of which is used as at March 31, 2010 (2009 – nil). The line of credit bears interest at a euro base rate.

Interest expense, net

Details of interest expense (income) are as follows:

(amounts in millions)	2010	2009	2008
Long-term debt interest expense	$28.4	$26.9	$23.9
Amortization of deferred financing costs and other	2.9	3.2	2.7
Interest capitalized	(4.0)	(5.9)	(4.7)
Interest on long-term debt	$27.3	$24.2	$21.9
Interest income	$(2.6)	$(2.6)	$(3.0)
Other interest expense (income), net	1.3	(1.4)	(1.4)
Interest income, net	$(1.3)	$(4.0)	$(4.4)
Interest expense, net	$26.0	$20.2	$17.5

NOTE 14 – DEFERRED GAINS AND OTHER LONG-TERM LIABILITIES

(amounts in millions)	2010	2009
		Restated (Note 2)
Deferred gains on sale and leasebacks(1)	$47.2	$52.8
Deferred revenue	46.3	31.6
Deferred gains	5.2	5.8
Employee benefits obligation (Note 24)	33.9	32.5
Non-controlling interests(2)	18.0	20.1
Long-term derivative liabilities	15.1	20.4
LTI-RSU/DSU compensation obligation	21.8	17.1
License payable	7.2	–
Other	5.8	4.6
	$200.5	$184.9

(1)  The related amortization for the year amounted to $4.2 million (2009 – $4.4 million; 2008 – $3.8 million).

(2) Non-controlling interests of 23% in Military CAE Aircrew Training Centre, 20% of the civil training centres in Madrid and 10% in AAE.

CAE Annual Report 2010 | 105

Notes to the Consolidated Financial Statements

NOTE 15 – INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

(amounts in millions except for income tax rates)	2010	2009	2008
		Restated (Note 2)	Restated (Note 2)
Earnings before income taxes and discontinued operations	$204.0	$285.6	$233.1
Canadian statutory income tax rates	30.66%	30.92%	31.80%
Income taxes at Canadian statutory rates	$62.5	$88.3	$74.1
Difference between Canadian statutory rates and those applicable to foreign subsidiaries	(5.2)	(7.2)	(5.6)
Losses not tax effected	4.1	5.0	4.1
Tax benefit of operating losses not previously recognized	(1.6)	(0.3)	(1.8)
Non-taxable capital gain	(0.8)	(0.8)	(0.2)
Non-deductible items	2.3	1.8	5.9
Prior years’ tax adjustments and assessments	1.9	1.5	(2.0)
Impact of change in income tax rates on future income taxes	(1.8)	(0.6)	(2.4)
Non-taxable research and development tax credits	(1.5)	(1.0)	(0.9)
Other tax benefit not previously recognized	(2.7)	(3.0)	(2.5)
Foreign exchange fluctuation and other	2.3	(0.3)	1.0
Total income tax expense	$59.5	$83.4	$69.7

Significant components of the provision for the income tax expense attributable to continuing operations are as follows:

(amounts in millions)	2010	2009	2008
		Restated (Note 2)	Restated (Note 2)
Current income tax expense	$32.3	$74.9	$42.8
Future income tax expense (recovery):
Tax benefit of operating losses not previously recognized	(1.6)	(0.3)	(1.8)
Impact of change in income tax rates on future income taxes	(2.2)	(0.6)	(2.4)
Other tax benefit not previously recognized	(2.7)	(3.0)	(2.5)
Change related to temporary differences	33.7	12.4	33.6
Total income tax expense	$59.5	$83.4	$69.7

106 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

The tax effects of temporary differences that give rise to future tax liabilities and assets are as follows:

(amounts in millions)	2010	2009
		Restated (Note 2)
Future income tax assets
Non-capital loss carryforwards	$44.8	$42.8
Capital loss carryforwards	2.1	2.0
Intangible assets	–	1.4
Amounts not currently deductible	24.7	21.3
Deferred revenues	6.0	9.9
Tax benefit carryover	4.6	6.0
Unclaimed research and development expenditures	5.3	4.5
Unrealized losses on foreign exchange	2.1	–
Financial instruments	–	7.4
	$89.6	$95.3
Valuation allowance	(17.2)	(21.4)
	$72.4	$73.9
Future income tax liabilities
Investment tax credits	$(12.0)	$(15.5)
Property, plant and equipment	(23.8)	(18.8)
Percentage-of-completion versus completed contract	(18.0)	(2.1)
Financial instruments	(4.6)	–
Intangible assets	(13.0)	–
Government assistance	(6.4)	–
Unrealized gain on foreign exchange	(6.9)	(3.4)
Deferred research and development expenses	(0.8)	(0.7)
Other	(2.3)	(0.6)
	$(87.8)	$(41.1)
Net future income tax assets (liabilities)	$(15.4)	$32.8
Net current future income tax asset	$7.1	$5.3
Net non-current future income tax asset	82.9	86.1
Net current future income tax liability	(23.0)	(20.9)
Net non-current future income tax liability	(82.4)	(37.7)
	$(15.4)	$32.8

As at March 31, 2010, the Company has accumulated non-capital losses carried forward relating to operations in Canada for approximately $23.9 million. For financial reporting purposes, a net future income tax asset of $6.5 million has been recognized in respect of these loss carryforwards.

As at March 31, 2010, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately $27.8 million (US$27.4 million). For financial reporting purposes, a net future income tax asset of $8.2 million (US$8.1 million) has been recognized in respect of these loss carryforwards.

The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $86.5 million. For financial reporting purposes, a net future income tax asset of $18.3 million has been recognized.

The Company also has accumulated capital losses carried forward relating to operations in Canada for approximately $0.1 million.
For financial reporting purposes, no future income tax asset was recognized, as a full valuation allowance was taken.

The Company also has accumulated capital losses carried forward relating to operations in the United States for approximately $2.0 million (US$2.0 million). For financial reporting purposes, no future income tax asset was recognized, as a full valuation allowance was taken.

CAE Annual Report 2010 | 107

Notes to the Consolidated Financial Statements

The non-capital losses for income tax purposes expire as follows:

(amounts in millions)
Expiry date	United States (US$)		Other Countries (CA$)
2012	US$	14.6	$–
2013		7.4	–
2014		–	9.1
2015		–	0.1
2016		–	1.9
2017		–	16.0
2018		–	4.3
2019 – 2029		5.4	15.9
No expiry date		–	63.1
	US$	27.4	$110.4

The valuation allowance principally relates to loss carryforward benefits where realization is not likely due to a history of losses, and to the uncertainty of sufficient taxable earnings in the future. In 2010, $4.3 million (2009 – $3.3 million) of the valuation allowance balance was reversed based on the assessment of the Company that it is more likely than not that the future income tax benefits will be realized.

NOTE 16 – CAPITAL STOCK

Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

Issued

A reconciliation of the issued and outstanding common shares of the Company is as follows:

(amounts in millions, except number of shares)		2010		2009		2008
	Number of Shares	Stated Value	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of year	255,146,443	$430.2	253,969,836	$418.9	251,960,449	$401.7
Shares issued	–	–	–	–	169,851	0.8
Stock options exercised	1,327,220	7.5	1,077,200	9.3	1,814,095	13.9
Transfer of contributed surplus upon exercise of stock options	–	3.4	–	1.0	–	2.2
Stock dividends	43,331	0.4	99,407	1.0	25,441	0.3
Balance, end of year	256,516,994	$441.5	255,146,443	$430.2	253,969,836	$418.9

The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	2010	2009	2008
Weighted average number of common shares outstanding – Basic	255,846,631	254,756,989	253,406,176
Effect of dilutive stock options	–	201,817	1,160,474
Weighted average number of common shares outstanding – Diluted	255,846,631	254,958,806	254,566,650

Options to acquire 2,390,486 common shares (2009 – 1,992,880; 2008 – 1,144,704) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

108 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

NOTE 17 – STOCK-BASED COMPENSATION PLANS

Employee Stock Option Plan

Under the Company’s long-term incentive program, options may be granted to its officers and other key employees of its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the weighted average closing price of the common shares on the Toronto Stock Exchange (TSX) of the five days of trading prior to the effective date of the grant.

As at March 31, 2010, a total of 13,720,476 common shares remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed six years, and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options vests over a period of four years of continuous employment from the grant date. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

A reconciliation of the outstanding options is as follows:

Years ended March 31		2010		2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	4,211,150	$9.87	4,602,374	$9.00	5,441,915	$7.57
Granted	3,102,500	7.44	829,600	13.09	1,167,588	14.06
Exercised	(1,327,220)	5.71	(1,077,200)	8.62	(1,814,095)	7.66
Forfeited	(131,769)	12.19	(79,574)	7.56	(47,034)	9.57
Expired	(36,275)	5.84	(64,050)	12.73	(146,000)	12.59
Options outstanding, end of year	5,818,386	$9.50	4,211,150	$9.87	4,602,374	$9.00
Options exercisable, end of year	1,433,118	$10.76	1,959,690	$6.76	2,543,545	$7.26

The following table summarizes information about the Company’s ESOP as at March 31, 2010:

Range of exercise prices		Options Outstanding		Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.96 to $7.29	1,948,100	4.44	$6.99	324,500	$5.52
$7.60 to $11.37	2,009,650	4.54	8.03	363,700	9.12
$11.50 to $14.10	1,860,636	3.57	13.71	744,918	13.84
Total	5,818,386	4.20	$9.50	1,433,118	$10.76

For the year ended March 31, 2010, compensation cost for CAE’s stock options of $4.2 million (2009 – $2.8 million; 2008 –
$4.8 million) was recognized in consolidated net earnings with a corresponding credit to contributed surplus using the fair value method of accounting for awards that were granted since 2004.

The assumptions used for purposes of the option calculations outlined in this note are presented below:

	2010	2009	2008
Assumptions used in the Black-Scholes options pricing model:
Dividend yield	1.57%	0.90%	0.28%
Expected volatility	36.0%	29.3%	33.0%
Risk-free interest rate	2.69%	3.50%	4.64%
Expected option term	4 years	4 years	4 years
Weighted average fair value of options granted	$2.27	$3.62	$4.57

CAE Annual Report 2010 | 109

Notes to the Consolidated Financial Statements

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions or lump-sum payment plus employer contributions. The ESPP allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 on additional employee contributions, up to a maximum of 3% of the employee’s base salary. The plan provides for tax deferral of employee and employer contributions through a Registered Retirement Saving Plan (RRSP) and Deferred Profit Sharing Plan (DPSP). Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the TSX. The Company recorded compensation expense in the amount of $4.2 million (2009 – $4.3 million; 2008 – $3.9 million) in respect of employer contributions under the Plan.

Deferred Share Unit Plan

The Company maintains a Deferred Share Unit (DSU) plan for executives, whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The plan is intended to promote a greater alignment of interests between executives and the shareholders of the Company. A deferred share unit is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon an executive is entitled to receive a cash payment equal to the fair market value of the equivalent number of common shares, net of withholdings.

In fiscal 2000, the Company adopted a DSU plan for non-employee directors. A non-employee director holding less than the minimum holdings of common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. Minimum holdings means no less than the number of common shares or deferred share units equivalent in fair market value to three times the annual retainer fee payable to a director for service on the Board. A non-employee director holding no less than the minimum holdings of common shares may elect to participate in the plan in respect of half or all of his or her retainer and part or all of his or her attendance fees. The terms of the plan are essentially identical to the executive DSU Plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the TSX during the last day on which the common shares traded prior to the date of issue.

The Company records the cost of the DSU plans as a compensation expense and accrues its long-term liability in Deferred gains and other long-term liabilities in the Company’s consolidated balance sheet. The expense recorded in fiscal 2010 was $2.3 million
(2009 – $0.9 million recovery; 2008 – $0.1 million expense).

The following table summarizes the DSU units outstanding:

Years ended March 31	2010	2009
DSUs outstanding, beginning of year	469,292	405,680
Units granted	118,864	80,410
Units cancelled	–	–
Units redeemed	–	(22,526)
Dividends paid in units	7,275	5,728
DSUs outstanding, end of year	595,431	469,292

Long-Term Incentive (LTI) – Deferred Share Unit Plans

All CAE Long-Term Incentive Deferred Share Unit (LTI-DSU) plans are intended to promote a greater alignment of interests between executives and shareholders of the Company. LTI-DSUs are granted to executives and senior management of the Company. A
LTI-DSU is equal in value to one common share at a specific date. The LTI-DSUs are also entitled to dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. With the exception of the fiscal year 2004 plan which precludes the redemption of vested LTI-DSUs upon the participant’s voluntary resignation, eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI-DSUs held upon any termination of employment. Upon termination of employment at retirement, unvested units continue to vest until November 30 of the year following the retirement date. For participants subject to section 409A of the United States Internal Revenue Code, vesting of unvested units takes place at the time of retirement.

Fiscal year 2004 plan

The fiscal year 2004 plan stipulates that granted units vest equally over four years. All the units issued under that Plan are now vested. The expense recorded in fiscal 2010 was $0.8 million (2009 – $0.6 million recovery; 2008 – $0.1 million expense).

Fiscal year 2005 plan

The fiscal year 2005 plan replaced the fiscal year 2004 plan for succeeding years. The Plan stipulates that granted units vest equally over five years and that following a take-over bid, all unvested units vest immediately. The expense recorded in fiscal 2010 was $8.3 million (2009 – $0.9 million recovery; 2008 – $3.2 million expense).

Since fiscal 2004, the Company entered into equity swap agreements to reduce its earnings exposure to the fluctuations in its share price (Refer to Note 19).

110 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

The following table summarizes the LTI-DSU units outstanding:

	Fiscal Year 2005 Plan		Fiscal Year 2004 Plan
Years ended March 31	2010	2009	2010	2009
LTI-DSUs outstanding, beginning of year	2,019,169	1,824,762	407,066	517,702
Units granted	493,952	269,806	–	–
Units cancelled	(45,680)	(6,305)	(10,719)	(14,543)
Units redeemed	(54,387)	(97,013)	(16,785)	(101,861)
Dividends paid in units	34,797	27,919	5,559	5,768
LTI-DSUs outstanding, end of year	2,447,851	2,019,169	385,121	407,066

Long-Term Incentive – Restricted Share Unit Plans

Fiscal year 2005 plan

In May 2004, the Company adopted a Long-Term Incentive Performance Based Restricted Shares Unit (LTI-RSU) plan for its executives and senior management. The LTI-RSU is intended to enhance the Company’s ability to attract and retain talented individuals, and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders. The LTI-RSU is a stock-based performance plan.

LTI-RSUs granted pursuant to this plan vest after three years from their grant date and vest as follows:

(i)     100% of the units, if CAE shares have appreciated at least 33% (10% annual compounded growth) during the timeframe;

(ii)    50% of the units, if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but less than 33% during the timeframe.

No LTI-RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. In addition, no proportional vesting occurs for any appreciation between 24% and 33% during the specified timeframe. Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. The expense recorded in fiscal 2010 was $nil (2009 – $1.3 million recovery; 2008 – $3.1 million expense).

Fiscal year 2008 plan

In May 2007, the Company amended the fiscal year 2005 plan for fiscal 2008 and subsequent years. The LTI-RSU plan is intended to enhance the Company’s ability to attract and retain talented individuals and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders. The LTI-RSU plan is a stock-based performance plan.

LTI-RSUs granted pursuant to the revised plan vest after three years from their grant date. LTI-RSUs vest as follows:

(i)     100% of the units, if CAE shares have appreciated by a minimum annual compounded growth defined as the Bank of Canada 10-year risk-free rate of return on the grant date plus 350 basis points (3.50%) over the valuation period, or, in the case of pro-rated vesting, as of the end of the pro-ration period. For 2010 fiscal year grants, this represents a target of 6.6% (2009 – 7%) of compound annual growth over the three-year period;

(ii)    50% of the units if, based on the grant price, the closing average price on the common CAE shares has met or exceeded the performance of the Standard & Poor’s Aerospace and Defence Index (S&P A&D index), adjusted for dividends, or, in the case of pro-rated vesting, as of the end of the pro-ration period.

Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. The expense recorded in fiscal 2010 was $1.8 million (2009 – $0.4 million; 2008 – $0.5 million).

The following table summarizes the LTI-RSU units outstanding:

	Fiscal Year 2008 Plan		Fiscal Year 2005 Plan
Years ended March 31	2010	2009	2010	2009
LTI-RSUs outstanding, beginning of year	762,382	340,974	488,627	1,065,710
Units granted	747,014	427,711	–	–
Units cancelled	(70,805)	(6,303)	(488,627)	(14,349)
Units redeemed	–	–	–	(562,734)
Dividends paid in units	–	–	–	–
LTI-RSUs outstanding, end of year	1,438,591	762,382	–	488,627

CAE Annual Report 2010 | 111

Notes to the Consolidated Financial Statements

NOTE 18 – CAPITAL MANAGEMENT

The Company’s objectives when managing capital are threefold:

(i)     Optimize the use of debt for managing the cost of capital of the Company;

(ii)    Keep the debt level at an amount where the Company’s financial strength and credit quality is maintained in order to withstand economic cycles;

(iii)   Provide the Company’s shareholders with an appropriate rate of return on their investment.

The Company manages its debt to equity. The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or use cash to reduce debt.

In view of this, the Company monitors its capital on the basis of the adjusted net debt to capital ratio. This ratio is calculated as adjusted net debt divided by the sum of the adjusted net debt and equity. Adjusted net debt is calculated as total debt (as presented in the consolidated balance sheet and including non-recourse debt) added to the present value of operating leases (held off balance sheet) less cash and cash equivalents. Equity comprises all components of shareholders’ equity (i.e. capital stock, contributed surplus, retained earnings and accumulated other comprehensive loss).

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

(amounts in millions)	2010	2009
		Restated (Note 2)
Total long-term debt	$492.7	$480.3
Add: Present value of operating leases (held off balance sheet)	156.8	215.0
Less: Cash and cash equivalents	(312.9)	(195.2)
Adjusted net debt	$336.6	$500.1
Shareholders’ equity	$1,155.8	$1,197.8
Adjusted net debt : shareholders’ equity	23:77	29:71

The decrease in the adjusted net debt to equity ratio during fiscal 2010 resulted primarily from the decrease in net debt that occurred as a result of foreign exchange variations and increase in cash.

The Company has certain debt agreements which require the maintenance of a certain level of capital.

Note 19 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the Company’s own credit risk have been taken into account when estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following assumptions and valuation methodologies have been used to estimate the fair value of financial instruments:

(i)     The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of capital leases are estimated using the discounted cash flow method;

(iii)   The fair value of long-term debt, the long-term obligation and long-term receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

112 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

(iv)   The fair value of derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for the Company’s and the counterparty credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the balance sheet date;

(v)    The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

The carrying values and fair values of financial instruments, by class, are as follows:

As at March 31, 2010 (amounts in millions)
					Carrying Value			Fair Value
	Held-for-Trading		Available- for-Sale		Loans & Receivables		Total
Financial assets
Cash and cash equivalents	$312.9		$–		$–		$312.9	$312.9
Accounts receivable(1)	0.9	(2)	–		195.9	(3)	196.8	196.8
Other assets(1)	16.2	(4)	1.4	(5)	22.2	(6)	39.8	43.4
Derivative assets	43.0		–		–		43.0	43.0
	$373.0		$1.4		$218.1		$592.5	$596.1

		Carrying Value			Fair Value
	Held-for- Trading	Other Financial Liabilities		Total
Financial liabilities
Accounts payable and accrued liabilities(1)	$–	$377.3	(7)	$377.3	$377.3
Total long-term debt	–	494.4	(8)	494.4	533.7
Other long-term liabilities(1)	–	0.3	(9)	0.3	0.3
Derivative liabilities	24.4	–		24.4	24.4
	$24.4	$872.0		$896.4	$935.7

(1)  Excludes derivative financial instruments that have been presented separately.

(2)  Includes certain trade receivables the Company intends to sell immediately or in the near term.

(3)  Includes trade receivables, accrued receivables and certain other receivables.

(4)  Represents restricted cash.

(5)  Represents the Company’s portfolio investments at cost (refer to Note 11).

(6)  Includes long-term receivables and advances.

(7)  Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.

(8)  Excludes transaction costs and the hedge accounting adjustment.

(9)  Includes a long-term payable that meets the definition of a financial liability.

CAE Annual Report 2010 | 113

Notes to the Consolidated Financial Statements

As at March 31, 2009 (amounts in millions)
					Carrying Value			Fair Value
	Held-for- Trading		Available- for-Sale		Loans & Receivables		Total
Financial assets
Cash and cash equivalents	$195.2		$–		$–		$195.2	$195.2
Accounts receivable(1)	–		–		270.0	(2)	270.0	270.0
Other assets(1)	15.7	(3)	0.8	(4)	20.5	(5)	37.0	38.4
Derivative assets	51.3		–		–		51.3	51.3
	$262.2		$0.8		$290.5		$553.5	$554.9

					Carrying Value			Fair Value
			Held-for- Trading		Other Financial Liabilities		Total
Financial liabilities
Accounts payable and accrued liabilities(1)			$–		$416.6	(6)	$416.6	$416.6
Total long-term debt			–		481.8	(7)	481.8	471.9
Other long-term liabilities(1)			–		0.3	(8)	0.3	0.3
Derivative liabilities			56.5		–		56.5	56.5
			$56.5		$898.7		$955.2	$945.3

(1)  Excludes derivative financial instruments that have been presented separately.

(2)  Includes trade receivables, accrued receivables and certain other receivables.

(3)  Represents restricted cash.

(4)  Represents the Company’s portfolio investments at cost (refer to Note 11).

(5)  Includes long-term receivables and advances.

(6)  Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.

(7)  Excludes transaction costs and the hedge accounting adjustment.

(8)  Includes a long-term payable that meets the definition of a financial liability.

The Company did not elect to voluntarily designate any financial instruments as held-for-trading; moreover, there have not been any changes to the classification of the financial instruments since March 31, 2008.

As part of its financing transactions, the Company, through its subsidiaries, has pledged certain financial assets including cash and cash equivalents, accounts receivable, other assets and derivative assets. As at March 31, 2010, the aggregate carrying value of these pledged financial assets amounted to $110.0 million (2009 – $85.3 million).

114 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Fair value hierarchy

The following table presents the financial instruments, by class, which are recognized at fair value. The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

(amounts in millions)			2010			2009
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Held-for-trading
Forward foreign currency contracts(1)	$8.0	$–	$8.0	$2.4	$–	$2.4
Embedded foreign currency derivatives(1)	0.9	–	0.9	12.8	–	12.8
Equity swap agreement	2.2	–	2.2	1.4	–	1.4
Derivatives used for hedging
Forward foreign currency contracts	23.5	–	23.5	22.7	–	22.7
Embedded foreign currency derivatives	0.1	–	0.1	–	–	–
Foreign currency swap agreements	6.3	–	6.3	9.5	–	9.5
Interest swap agreements	2.0	–	2.0	2.5	–	2.5
	$43.0	$–	$43.0	$51.3	$–	$51.3

Financial liabilities
Held-for-trading
Forward foreign currency contracts(1)	$0.3	$–	$0.3	$14.0	$–	$14.0
Embedded foreign currency derivatives(1)	5.0	–	5.0	3.2	–	3.2
Derivatives used for hedging
Forward foreign currency contracts	5.1	–	5.1	25.1	–	25.1
Embedded foreign currency derivatives	–	–	–	1.3	–	1.3
Foreign currency swap agreements	–	4.7	4.7	–	3.3	3.3
Interest rate swap agreements	9.3	–	9.3	9.6	–	9.6
	$19.7	$4.7	$24.4	$53.2	$3.3	$56.5

(1)  Includes derivatives not designated in a hedging relationship, which are presented separately.

Changes in fair value of financial instruments classified in level 3

The following table presents the changes in level 3 instruments in fiscal 2010 that are recognized at fair value. Financial instruments are classified in this level when the valuation technique is based on at least one significant input that is not observable in the markets. The valuation technique may also be based, in part, on observable inputs.

(amounts in millions)	Derivative Instruments
Balance, beginning of year	$(3.3)
Total realized and unrealized gains (losses)
Included in earnings	–
Included in other comprehensive income	(1.4)
Purchases, sales, issues and settlements	–
Transfers into or out of Level 3	–
Balance, end of year	$(4.7)

Level 3 input sensitivity analysis

For the most significant item valued using techniques without observable inputs (INR/USD cross currency swap), the determination of the interest rate and liquidity premium has the most significant impact on the valuation. The impact of assuming an increase or decrease of 1% in either input would result in an increase of fair value of $1.1 million or a decrease of fair value of $1.2 million.

CAE Annual Report 2010 | 115

Notes to the Consolidated Financial Statements

Financial risk management

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on the Company’s results and financial position. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively. Short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities, and other long-term liabilities respectively.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. The Company may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each balance sheet date with the change in fair value recorded in consolidated net earnings.

The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, the Company uses non-derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its account receivables and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents, and derivative financial instrument assets.

Credit risks arising from the Company’s normal commercial activities are independently managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that the Company will not be able to collect all amounts due according to the original terms of the receivables (refer to Note 6). When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in earnings.

The Company’s customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, the Company typically receives substantial deposits on contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade accounts receivable are not concentrated in any specific customers but are from a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to a third-party for cash consideration on a non-recourse basis. The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with a diverse syndicate of major Japanese, North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company entered into contracts with counterparties that are of high credit quality (mainly A-rated or better). The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with which it trades derivative financial instruments. These agreements make it possible to apply full netting when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in the previous financial instrument tables and Note 6 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

116 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Liquidity risk

Liquidity risk is defined as the potential that the Company cannot meet a demand for cash or meet its obligations as they become due.

The Company manages this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of the Company’s consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. In managing its liquidity risk, the Company has access to revolving unsecured term-credit facilities of US$400 million and €100 million. As well, the Company has an agreement to sell certain of its accounts receivable up to $50 million. The Company also constantly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

The following tables present a maturity analysis to the contractual maturity date, of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

As at March 31, 2010 (amounts in millions)	Carrying Amount	Contractual Cash Flows	0-12 Months	13-24 Months	25-36 Months	37-48 Months	49-60 Months	Thereafter
Non-derivative financial liabilities
Accounts payable and accrued liabilities(1)	$377.3	$377.3	$377.3	$–	$–	$–	$–	$–
Total long-term debt(2) (7)	494.4	705.5	76.7	55.8	86.3	79.1	58.0	349.6
Other long-term liabilities(3) (4)	0.3	0.3	–	0.1	–	–	–	0.2
	$872.0	$1,083.1	$454.0	$55.9	$86.3	$79.1	$58.0	$349.8
Derivative financial instruments
Forward foreign currency contracts(5)
Outflow	(26.1)	488.4	355.2	78.8	26.8	18.5	9.1	–
Inflow		(514.6)	(377.9)	(83.2)	(26.9)	(18.4)	(8.2)	–
Swap derivatives on total long-term debt(6)
Outflow	5.7	92.2	8.9	11.1	10.5	11.4	11.7	38.6
Inflow		(80.9)	(5.4)	(8.0)	(9.0)	(9.6)	(10.9)	(38.0)
	$(20.4)	$(14.9)	$(19.2)	$(1.3)	$1.4	$1.9	$1.7	$0.6
	$851.6	$1,068.2	$434.8	$54.6	$87.7	$81.0	$59.7	$350.4

(1)  Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.

(2)  Contractual cash flows include contractual interest and principal payments related to debt obligations.

(3)  Includes a long-term payable that meets the definition of a financial liability.

(4)  Excludes derivative financial liabilities which have been presented separately.

(5)  Includes forward foreign currency contracts, but excludes all embedded derivatives, either presented as derivative liabilities or derivative assets. Outflows and inflows are presented in CAD equivalent using the contractual forward foreign currency rate.

(6)  Includes interest rate swap and foreign currency swap contracts either designated as cash flow hedges or as fair value hedges of long-term debt either presented as derivative liabilities or derivative assets.

(7)  Excludes transaction costs and the hedge accounting adjustment.

CAE Annual Report 2010 | 117

Notes to the Consolidated Financial Statements

As at March 31, 2009 (amounts in millions)	Carrying Amount	Contractual Cash Flows	0-12 Months	13-24 Months	25-36 Months	37-48 Months	49-60 Months	Thereafter
Non-derivative financial liabilities
Accounts payable and accrued liabilities(1)	$416.6	$416.6	$416.6	$–	$–	$–	$–	$–
Total long-term debt(2) (7)	481.8	584.3	145.2	59.8	45.2	104.0	48.1	182.0
Other long-term liabilities(3) (4)	0.3	0.3	–	0.1	0.2	–	–	–
	$898.7	$1,001.2	$561.8	$59.9	$45.4	$104.0	$48.1	$182.0
Derivative financial instruments
Forward foreign currency contracts(5)	14.0
Outflow		693.8	561.5	102.7	15.5	4.0	10.1	–
Inflow		(678.5)	(555.9)	(96.0)	(13.8)	(3.6)	(9.2)	–
Swap derivatives on total long-term debt(6)	0.9
Outflow		113.5	8.8	10.3	12.7	11.8	12.7	57.2
Inflow		(106.5)	(6.6)	(7.7)	(11.1)	(11.0)	(11.6)	(58.5)
	$14.9	$22.3	$7.8	$9.3	$3.3	$1.2	$2.0	$(1.3)
	$913.6	$1,023.5	$569.6	$69.2	$48.7	$105.2	$50.1	$180.7

(1)  Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.

(2)  Contractual cash flows include contractual interest and principal payments related to debt obligations.

(3)  Includes a long-term payable that meets the definition of a financial liability.

(4)  Excludes derivative financial liabilities which have been presented separately.

(5)  Includes forward foreign currency contracts, but excludes all embedded derivatives, either presented as derivative liabilities or derivative assets. Outflows and inflows are presented in CAD equivalent using the contractual forward foreign currency rate.

(6)  Includes interest rate swap and foreign currency swap contracts either designated as cash flow hedges or as fair value hedges of long-term debt either presented as derivative liabilities or derivative assets.

(7)  Excludes transaction costs and the hedge accounting adjustment.

Market risk

Market risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, most of its foreign operations are self-sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the U.S. dollar [USD], euro [€] and British pounds [GBP or £]). The Company’s related exposure to the foreign currency rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

The Company also mitigates foreign currency risks, within each segment, by transacting in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

118 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

As at March 31, 2010, the Company has forward foreign currency contracts totalling $481.1 million (buy contracts for $103.6 million and sell contracts for $377.5 million) mainly to reduce the risk of variability of future cash flows resulting from forecasted transactions and firm sales commitments.

The consolidated forward foreign currency contracts outstanding were as follows as at March 31:

(amounts in millions, except average rate)		2010		2009
Currencies (sold/bought)	Notional Amount	(1) Average Rate	Notional Amount	(1) Average Rate
USD/CDN
Less than 1 year	$175.5	0.93	$356.1	0.84
Between 1 and 3 years	45.0	0.92	83.8	0.87
Between 3 and 5 years	8.4	0.90	13.8	0.90
CDN/EUR
Less than 1 year	37.2	1.39	–	–
Between 1 and 3 years	2.6	1.38	–	–
EUR/CDN
Less than 1 year	73.6	0.67	78.9	0.63
Between 1 and 3 years	16.4	0.68	22.9	0.66
Between 3 and 5 years	0.9	0.64	0.8	0.66
EUR/AUD
Less than 1 year	–	–	1.1	0.57
GBP/CDN
Less than 1 year	32.1	0.58	39.3	0.50
Between 1 and 3 years	22.3	0.57	10.9	0.53
AUD/CDN
Less than 1 year	–	–	1.1	1.18
USD/GBP
Less than 1 year	1.9	1.72	2.3	1.75
Between 1 and 3 years	–	–	2.3	1.72
CDN/USD
Less than 1 year	29.4	1.06	95.6	1.02
Between 1 and 3 years	16.2	1.15	–	–
Between 3 and 5 years	16.2	1.14	–	–
CDN/GBP
Less than 1 year	2.0	1.54	–	–
SAR/CDN
Less than 1 year	1.4	3.59	–	–
Total	$481.1		$708.9
Effect of master netting agreement	135.5		219.9
Outstanding amount	$616.6		$928.8

(1) Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

The Company has entered into foreign currency swap agreements related to its senior collateralized financing, obtained in 2008, to convert a portion of the USD-denominated debt into GBP to finance its civil aviation training centre in the United Kingdom. The Company designated two USD to GBP foreign currency swap agreements, as cash flow hedges, with outstanding notional amounts, of $3.9 million (£2.5 million) (2009 – $4.9 million [£2.7 million]) and $13.1 million (£8.5 million) (2009 – $15.3 million [£8.5 million]), respectively, amortized in accordance with the repayment schedule of the debt until June 2014 and June 2018 respectively.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity, consistent with the objective to fix currency rates on the hedged item.

Also, a net loss of $0.5 million (2009 – net loss of $0.4 million; 2008 – net gain $0.9 million) representing the ineffective portion of the change in fair value of the cash flow hedges and the component of the hedging item’s gain or loss excluded from the assessment of effectiveness, was recognized in net earnings.

The estimated net amount before tax of existing gains reported in accumulated other comprehensive income that is expected to be recognized during the next 12 months is $18.5 million. Future fluctuation in market rate (foreign exchange rate and/or interest rate) will impact the reclassified amount.

CAE Annual Report 2010 | 119

Notes to the Consolidated Financial Statements

Foreign currency risk sensitivity analysis

The following table shows the Company’s exposure to foreign exchange risk of financial instruments and the pre-tax effects on net earnings and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar as at March 31. This analysis assumes all other variables remain constant.

(amounts in millions)	USD		€		GBP
Years ended March 31	Net Earnings	OCI	Net Earnings	OCI	Net Earnings	OCI
2010	$(1.2)	$(14.6)	$(1.8)	$(2.5)	$0.1	$(2.0)
2009	$(1.3)	$(17.8)	$(1.5)	$(4.7)	$0.3	$(2.1)

A possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax consolidated net earnings and OCI.

Interest rate risk

Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of the fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company also has a floating rate debt through an unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

As at March 31, 2010, the Company has entered into nine interest rate swap agreements with eight different financial institutions to mitigate these risks for a total notional value of $196.0 million (2009 – $165.1 million). After considering these swap agreements, as at March 31, 2010, 74% (2009 – 72%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on the Company’s consolidated net earnings and OCI.

Interest rate risk sensitivity analysis

In 2010 and 2009, a 1% increase/decrease in interest rates did not have a significant impact on the Company’s net earnings and OCI.

Stock-based compensation cost

The Company has entered into equity swap agreements with a major Canadian financial institution to reduce its cash and net earnings exposure to fluctuations in its share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in the Company’s share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2010, the equity swap agreements covered 2,155,000 common shares (2009 – 2,155,000) of the Company. The total gain of $5.2 million
(2009 – loss of $8.4 million) on the swap has been recognized in earnings.

Hedge of self-sustaining foreign operations

As at March 31, 2010, the Company has designated a portion of its senior notes totalling US$138.0 million (2009 – US$33.0 million) as a hedge of self-sustaining foreign operations. Gains or losses on the translation of the designated portion of its senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations.

Letters of credit and guarantees

As at March 31, 2010, the Company had outstanding letters of credit and performance guarantees in the amount of $209.1 million (2009 –$115.7 million) issued in the normal course of business. These guarantees are issued mainly under the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and to the customer’s requirements. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

120 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

(amounts in millions)	2010	2009
Advance payment	$120.6	$61.5
Contract performance	52.2	10.1
Operating lease obligation	23.9	29.7
Simulator deployment obligation	4.1	5.0
Other	8.3	9.4
	$209.1	$115.7

Residual value guarantees – sale and leaseback transactions

For certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $13.1 million (2009 – $13.1 million), of which $8.2 million matures in 2020 and $4.9 million in 2023. Of this amount, as at March 31, 2010, $13.1 million is recorded as a deferred gain (2009 – $13.1 million).

Indemnifications

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, results of operations or cash flows.

NOTE 20 – SUPPLEMENTARY CASH FLOWS AND EARNINGS INFORMATION

(amounts in millions)	2010	2009	2008
		Restated (Note 2)	Restated (Note 2)
Cash provided by (used in) non-cash working capital:
Accounts receivable	$108.1	$14.7	$8.3
Contracts in progress	(17.0)	(67.4)	(26.2)
Inventories	(11.4)	(7.2)	5.3
Prepaid expenses	(5.9)	3.0	(8.6)
Income taxes recoverable	(1.9)	18.7	(18.6)
Accounts payable and accrued liabilities	(78.8)	(41.7)	3.3
Deposits on contracts	3.3	(15.2)	19.6
Changes in non-cash working capital	$(3.6)	$(95.1)	$(16.9)
Supplemental cash flow disclosure:
Interest paid	$29.5	$24.6	$24.0
Income taxes paid (received)	$14.8	$14.4	$28.0
Supplemental statements of earnings disclosure:
Foreign exchange (losses) gains on financial instruments recognized in earnings:
Loans and receivables	$(23.4)	$17.5	$(29.5)
Financial assets and financial liabilities required to be classified as held-for-trading	4.5	(5.0)	17.3
Other financial liabilities	18.9	(13.4)	24.8
Foreign exchange (loss) gain	$–	$(0.9)	$12.6

CAE Annual Report 2010 | 121

Notes to the Consolidated Financial Statements

NOTE 21 – CONTINGENCIES

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities have been incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

NOTE 22 – COMMITMENTS

Significant contractual purchase obligations and future minimum lease payments under operating leases are as follows:

Years ending March 31 (amounts in millions)	SP/C	SP/M	TS/C	TS/M	Total
2011	$1.2	$5.9	$36.9	$16.3	$60.3
2012	1.1	4.3	41.5	14.4	61.3
2013	0.6	1.8	33.3	9.4	45.1
2014	0.2	0.5	30.1	5.8	36.6
2015	–	0.1	22.9	5.3	28.3
Thereafter	0.2	0.5	78.8	11.5	91.0
	$3.3	$13.1	$243.5	$62.7	$322.6

As at March 31, 2010, included in the total contractual purchase obligations and future minimum lease payments under operating leases is $50.4 million (2009 – $74.5 million; 2008 – $103.3 million) designated as commitments to CVS.

Of the total $322.6 million disclosed as being commitments as at March 31, 2010, $12.6 million represent contractual purchase obligations.

NOTE 23 – GOVERNMENT ASSISTANCE

The Company has signed agreements with various governments whereby the latter share in the cost, based on expenditures incurred by the Company, of certain R&D programs for modelling and services, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications, as well as for the new markets of simulation-based training in healthcare, mining and energy.

During fiscal 2006, the Company announced Project Phoenix, an R&D program in which the Government of Canada agreed to contribute approximately 30% ($189 million) of the value of CAE’s R&D program and in which during fiscal 2007, the Government of Québec agreed to participate in the form of a contribution of up to $31.5 million related to costs incurred before the end of fiscal 2011.

During fiscal 2009, the Company announced that it will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand the Company’s modelling and simulation technologies, develop new ones and increase its capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries (refer to Note 1 and 13).

During fiscal 2010, the Company announced that it will invest up to $274 million in Project New Core Markets, an R&D program extending over seven years. The aim is to leverage CAE’s modelling, simulation and training services expertise into the new markets of healthcare, mining and energy. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

The following table provides information regarding contributions recognized and amounts not yet received for Project Phoenix, Project Falcon and Project New Core Markets:

(amounts in millions)	2010	2009
Outstanding contribution receivable, beginning of year	$23.3	$24.2
Contributions	51.1	64.8
Payments received	(59.7)	(65.7)
Outstanding contribution receivable, end of year	$14.7	$23.3

122 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

In addition to these programs, the Company has also signed previous R&D agreements with the Government of Canada, in order to share in a portion of the specific costs incurred by the Company on previous R&D programs. The following table indicates the effects of contributions recognized and aggregate royalty expenditures recognized from Project Phoenix, Project Falcon, Project New Core Markets and previous programs:

(amounts in millions)	2010	2009	2008
Contributions credited to capitalized expenditures:
Project Phoenix	$3.7	$15.1	$20.3
Project Falcon	5.0	–	–
Project New Core Markets	2.5	–	–
Contributions credited to income:
Project Phoenix	20.2	49.7	42.1
Project Falcon	19.7	–	–
Project New Core Markets	–	–	–
Total contributions:
Project Phoenix	$23.9	$64.8	$62.4
Project Falcon	24.7	–	–
Project New Core Markets	2.5	–	–
Royalty expenses	$9.8	$10.1	$8.8

The cumulative contributions recognized by the Company, since their respective inceptions, for all current government cost-sharing programs still active as at March 31, 2010 amount to $328.2 million. The cumulative sum of royalty expenses recognized by the Company, since their respective inceptions, for all current government cost-sharing programs still active as at March 31, 2010, amounts to $51.9 million.

NOTE 24 – EMPLOYEE FUTURE BENEFITS

Defined benefit plans

The Company has two registered funded defined-benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a pension plan for employees in the Netherlands and in the United Kingdom that provides benefits based on similar provisions.

In addition, the Company maintains a supplemental arrangement plan in Canada and two in Germany (CAE Elektronik GmbH plan and CAE Beyss GmbH plan [Beyss]) to provide defined benefits. These supplemental arrangements are the sole obligation of the Company, and there is no requirement to fund it. However, the Company is obligated to pay the benefits when they become due. Under the Canadian supplemental arrangement, once the designated employee accumulates five years of service, the Company is required to collaterize the obligation for that employee. As at March 31, 2010, the Company has issued letters of credit totalling $53.3 million (2009 – $22.5 million) to collaterize these obligations under the Canadian supplemental arrangement.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds.

In fiscal 2009, the Company temporarily amended its early retirement provisions, resulting in additional past service costs of
$3.0 million to defer and amortize on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

In fiscal 2010, in accordance to its restructuring plan, the Company reduced its workforce; consequently, a curtailment loss of
$1.0 million and a settlement loss of $1.4 million were recognized. Also, the Company temporarily amended its early retirement provisions, resulting in a special termination benefit cost of $0.2 million. These losses and this special termination benefit cost were included in the restructuring charge.

CAE Annual Report 2010 | 123

Notes to the Consolidated Financial Statements

The changes in pension obligations, in fair value of plan assets and the financial position of the funded pension plans, are as follows:

(amounts in millions)		2010		2009
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$153.9	$25.8	$179.7	$193.9	$25.3	$219.2
Current service cost	4.6	0.4	5.0	6.6	0.5	7.1
Interest cost	11.0	1.4	12.4	10.7	1.5	12.2
Curtailment	(1.9)	–	(1.9)	–	–	–
Settlement	(7.7)	–	(7.7)	–	–	–
Special termination benefit	0.2	–	0.2	–	–	–
Employee contributions	4.2	0.4	4.6	2.3	0.3	2.6
Pension benefits paid	(9.7)	(0.4)	(10.1)	(10.1)	(0.3)	(10.4)
Plan amendments	–	–	–	2.4	0.6	3.0
Actuarial loss (gain)	38.5	1.8	40.3	(51.9)	(2.3)	(54.2)
Foreign exchange	–	(4.8)	(4.8)	–	0.2	0.2
Pension obligations, end of year	$193.1	$24.6	$217.7	$153.9	$25.8	$179.7
Fair value of plan assets, beginning of year	$145.5	$22.8	$168.3	$168.6	$23.9	$192.5
Actual return on plan assets	30.4	1.5	31.9	(24.8)	(2.2)	(27.0)
Pension benefits paid	(9.7)	(0.4)	(10.1)	(10.1)	(0.3)	(10.4)
Settlement	(7.7)	–	(7.7)	–	–	–
Employee contributions	4.2	0.4	4.6	2.3	0.3	2.6
Employer contributions	10.4	2.2	12.6	9.5	1.0	10.5
Foreign exchange	–	(4.4)	(4.4)	–	0.1	0.1
Fair value of plan assets, end of year	$173.1	$22.1	$195.2	$145.5	$22.8	$168.3
Financial position – plan deficit	$(20.0)	$(2.5)	$(22.5)	$(8.4)	$(3.0)	$(11.4)
Unrecognized net actuarial loss	42.9	3.6	46.5	29.3	2.8	32.1
Unamortized past service cost	5.0	0.4	5.4	6.5	0.6	7.1
Amount recognized, end of year	$27.9	$1.5	$29.4	$27.4	$0.4	$27.8
Amount recognized in:
Other assets (Note 11)	$27.9	$2.0	$29.9	$27.4	$1.0	$28.4
Other long-term liabilities (Note 14)	–	(0.5)	(0.5)	–	(0.6)	(0.6)
	$27.9	$1.5	$29.4	$27.4	$0.4	$27.8

Included in the above pension obligations and fair value of plan assets at the end of the year are the following amounts in respect of plans that are in deficit (the two Canadian funded plans and the United Kingdom and Netherlands plan [since fiscal 2008]).

(amounts in millions)	2010			2009
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations, end of year	$193.1	$24.6	$217.7	$153.9	$25.8	$179.7
Fair value of plan assets, end of year	173.1	22.1	195.2	145.5	22.8	168.3
Financial position – plan deficit	$(20.0)	$(2.5)	$(22.5)	$(8.4)	$(3.0)	$(11.4)

124 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

The changes in pension obligations related to the supplemental arrangements are as follows:

(amounts in millions)	2010			2009
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$28.7	$9.8	$38.5	$27.7	$10.2	$37.9
Current service cost	2.4	0.1	2.5	2.1	0.2	2.3
Interest cost	2.2	0.4	2.6	1.5	0.5	2.0
Curtailment	(0.3)	–	(0.3)	–	–	–
Pension benefits paid	(1.6)	(0.6)	(2.2)	(1.3)	(0.6)	(1.9)
Actuarial loss (gain)	2.9	(0.2)	2.7	(1.3)	(0.8)	(2.1)
Foreign exchange	–	(1.7)	(1.7)	–	0.3	0.3
Pension obligations, end of year	$34.3	$7.8	$42.1	$28.7	$9.8	$38.5
Financial position – plan deficit	$(34.3)	$(7.8)	$(42.1)	$(28.7)	$(9.8)	$(38.5)
Unrecognized net actuarial loss	8.6	0.1	8.7	6.2	0.4	6.6
Amount recognized in other long-term liabilities (Note 14)	$(25.7)	$(7.7)	$(33.4)	$(22.5)	$(9.4)	$(31.9)

The net pension cost for funded pension plans for the years ended March 31 included the following components:

(amounts in millions)	2010	2009	2008
Current service cost	$5.0	$7.1	$6.6
Interest cost on pension obligations	12.4	12.2	11.0
Actual return on plan assets	(31.9)	27.0	(4.3)
Actuarial loss (gain) on benefit obligations	40.3	(54.2)	(4.6)
Plan amendments	–	3.0	–
Pension cost before adjustments to recognize the long-term nature of plans	$25.8	$(4.9)	$8.7
Adjustments to recognize the long-term nature of plans:
Difference between expected and actual return on plan assets	$20.9	$(40.4)	$(8.2)
Difference between actuarial loss recognized for the year and actual actuarial loss (gain) on benefit obligations for the year	(39.2)	55.7	6.4
Difference between amortization of past service cost for the year and actual plan amendments for the year	0.5	(2.5)	0.5
Total adjustment	$(17.8)	$12.8	$(1.3)
Net pension cost	$8.0	$7.9	$7.4
Curtailment loss	1.0	–	–
Settlement loss	1.4	–	–
Special termination benefit cost	0.2	–	–
Net pension cost including curtailment, settlement and special termination benefit	$10.6	$7.9	$7.4

The following components are combinations of the items presented above:

(amounts in millions)	2010	2009	2008
Expected return on plan assets	$(11.0)	$(13.4)	$(12.5)
Amortization of net actuarial loss	1.1	1.5	1.8
Amortization of past service costs	0.5	0.5	0.5

With respect to the supplemental arrangements, the net pension cost is as follows:

(amounts in millions)	2010	2009	2008
Current service cost	$2.5	$2.3	$1.8
Interest cost on pension obligations	2.6	2.0	1.7
Actuarial loss (gain) on benefit obligations	2.7	(2.1)	2.1
Pension cost before adjustments to recognize the long-term nature of plans	$7.8	$2.2	$5.6
Adjustments to recognize the long-term nature of plans:
Difference between actuarial loss recognized for the year and actual actuarial loss (gain) on benefit obligations for the year	(2.4)	2.7	(1.8)
Net pension cost	$5.4	$4.9	$3.8

CAE Annual Report 2010 | 125

Notes to the Consolidated Financial Statements

The following component is a combination of the items presented above:

(amounts in millions)	2010	2009	2008
Amortization of net actuarial loss	$0.3	$0.6	$0.3

Additional information on Canadian-funded pension plan assets – weighted average asset allocations by asset category are as follows:

	Allocation of Plan Assets at Measurement Dates
Asset category	December 31, 2009	December 31, 2008
Equity securities	65%	55%
Fixed-income securities	35%	45%
	100%	100%

The target allocation percentage for equity securities is 63%, which includes a mix of Canadian, U.S. and international equities, and is 37% for fixed-income securities, which must be rated BBB or higher. Individual asset classes are allowed to fluctuate slightly and are rebalanced regularly. CAE, through its fund managers, is responsible for investing the assets so as to achieve return in line with underlying market indexes. During fiscal 2009, in response to volatility in the equity markets, management decided to reduce its exposure in the equity markets by investing the regular monthly contributions in short-term fixed income securities. Also, the reduction in equity values contributed to the change in the mix of asset classes in fiscal 2009.

Netherlands Pension Plan assets are invested through an insurance company, and the asset allocation is approximately 74%
(2009 –78%) in fixed income and 26% (2009 – 22%) in equities.

The asset allocation for the United Kingdom Pension Plan assets is approximately 53% (2009 – 52%) in equities and 47%
(2009 – 48%) in fixed income.

Significant assumptions (weighted average):

	2010		2009
	Canadian	Foreign	Canadian	Foreign
Pension obligations as of March 31:
Discount rate	6.25%	5.44%	7.50%	5.64%
Compensation rate increases	3.50%	2.04%	3.50%	1.85%
Net pension cost:
Expected return on plan assets	7.00%	5.61%	7.00%	5.65%
Discount rate	7.50%	5.64%	5.50%	5.40%
Compensation rate increases	3.50%	1.85%	3.50%	1.80%
Expected average remaining service lifetime	16 years	11 years	15 years	11 years

For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

The Company measures its benefit obligations and fair value of plan assets for accounting purposes on December 31 of each year.

The most recent actuarial valuation of the pension plans for funding purposes was on September 30, 2007 for the Canadian employee funded plans. The next required valuation of December 31, 2009 for both funded plans is in progress.

An actuarial valuation of the funded United Kingdom plan is made every three years on March 31. The last actuarial valuation was filed on March 31, 2009.

The most recent actuarial valuation of the pension plans for funding purposes was on December 31, 2008 for the Netherlands employee funded plan. The next required valuation of December 31, 2009 is in progress.

126 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Defined contribution plans

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable Company employees and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 of every $2 on additional employee contributions, up to a maximum of 3% of the employee’s base salary. Refer to Note 17 for further details and compensation expense recorded during the period.

All of the Company’s U.S. employees may participate in defined contribution saving plans. These plans are subject to U.S. federal tax limitations and provide for voluntary employee salary deduction contributions. The formula for the Company’s defined contribution plans are based on a percentage of salary. The Company’s 2010 contribution was $3.4 million (2009 – $3.7 million, 2008 – $2.9 million).

In addition, the Company offered defined contribution pension plans to employees of some of its subsidiaries for which the funding formula is based on a percentage of salary. The Company’s 2010 contribution was $1.7 million (2009 – $1.1 million, 2008 – $0.7 million).

NOTE 25 – RESTRUCTURING CHARGE

On May 14, 2009, the Company introduced actions required to size the Company to current and expected market conditions. Approximately 700 employees were affected. A restructuring charge of $34.1million, consisting mainly of severance and other related costs, including the associated pension expense, was included in the net earnings in fiscal 2010. The plan has been completed.

The following summarizes the restructuring costs for the year ended March 31, 2010:

(amounts in millions)
	Employee Termination Costs	Other Costs	Total
Provision, beginning of year	$–	$–	$–
Expenses recorded	23.5	10.6	34.1
Payments made	(19.0)	(8.2)	(27.2)
Foreign exchange	(0.4)	(0.1)	(0.5)
Provision, end of year	$4.1	$2.3	$6.4

The following table provides the restructuring charge for each reportable segment:

(amounts in millions)
	2010	2009	2008
Simulation Products/Civil	$14.7	$–	$–
Simulation Products/Military	4.7	–	–
Training & Services/Civil	13.5	–	–
Training & Services/Military	1.2	–	–
	$34.1	$–	$–

CAE Annual Report 2010 | 127

Notes to the Consolidated Financial Statements

NOTE 26 – VARIABLE INTEREST ENTITIES

The following table summarizes the total assets and total liabilities by segment of the significant variable interest entities (VIEs) in which the Company has a variable interest as at March 31:

(amounts in millions)	2010		2009
	Assets	Liabilities	Assets	Liabilities
Training and Services/Civil:
Sale and leaseback structures
Air Canada Training Centre – Fiscal 2000	$12.0	$12.0	$12.6	$12.6
Toronto Training Centre – Fiscal 2002	10.3	10.3	10.9	10.9
Denver/Dallas – Fiscal 2003	47.1	47.1	49.4	49.4
SimuFlite – Fiscal 2004	67.3	67.3	70.5	70.5
Assets and liabilities of non-consolidated VIEs subject to disclosure	$136.7	$136.7	$143.4	$143.4
Training and Services/Military:
Sale and leaseback structures
Aircrew Training Centre – Fiscal 1998	$83.3	$69.2	$65.7	$50.0
Consolidated assets and liabilities before allowing for its classification as a VIE and the Company being the primary beneficiary	$83.3	$69.2	$65.7	$50.0
Simulation Products/Civil:
Partnership arrangement
Flight simulator – Capital L.P. – Fiscal 2010	$2.5	$0.2	$–	$–
Assets and liabilities of non-consolidated VIEs subject to disclosure	$2.5	$0.2	$–	$–
Simulation Products/Military:
Partnership arrangement
Eurofighter Simulation Systems – Fiscal 1999	$62.3	$54.9	$80.2	$75.0
Assets and liabilities of non-consolidated VIEs subject to disclosure	$62.3	$54.9	$80.2	$75.0

Sale and leaseback structures

A key element of CAE’s finance strategy to support the investment in its civil and military training and services business is the sale and leaseback of certain full-flight simulators (FFSs) installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback structure arrangement can be executed only after the FFS has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). The sale and leaseback structures are typically structured as leases with an owner participant.

The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to simulators used in the Company’s training centres for the military and civil aviation segments. These leases expire at various dates up to 2023, with the exception of one in 2037. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. Collaterized long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives, finance these SPEs. The equipment serves as collateral for the long-term debt of the SPEs.

The Company’s variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for one case where it is in the form of equity and subordinated loan.

The Company concluded that some of these SPEs are VIEs. At the end of fiscal 2010 and 2009, the Company is the primary beneficiary for one of them. The assets and liabilities of this VIE are fully consolidated into the Company’s consolidated financial statements as at March 31, 2010 and March 31, 2009.

For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate. As at March 31, 2010, the Company’s maximum potential exposure to losses relating to these non-consolidated SPEs was $38.7 million
(2009 –$48.1 million).

Partnership arrangements

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the military and civil segments. As well, during fiscal 2010, we have joined together with two other parties to form a limited partnership to provide qualifying customers competitive lease financing for the Company’s civil flight simulation equipment (financing vehicle).

128 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

The Company’s involvement with entities, in connection with these partnership arrangements, is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. Except for the financing vehicle partnership, the Company continues to account for these investments in the Simulation Products/Military segment under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangements. The Company accounts for the financing vehicle partnership formed during fiscal 2010 as an available-for-sale financial instrument. As at March 31, 2010 and 2009, the Company’s maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

note 27 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services as follows:

(i)     Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)    Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;

(iii)   Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;

(iv)   Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(amounts in millions)	Simulation Products			Training & Services		Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
		Restated (Note 2)	Restated (Note 2)		Restated (Note 2)	Restated (Note 2)		Restated (Note 2)	Restated (Note 2)
Civil
External revenue	$284.1	$ 477.5	$ 435.3	$433.5	$ 460.5	$ 382.1	$717.6	$ 938.0	$ 817.4
Segment operating income	49.4	92.1	95.3	75.1	87.0	71.6	124.5	179.1	166.9
Depreciation and amortization
Property, plant and equipment	4.8	4.8	4.7	56.7	54.8	44.5	61.5	59.6	49.2
Intangible and other assets	1.7	2.0	2.1	8.5	7.5	6.0	10.2	9.5	8.1
Capital expenditures	14.7	5.6	4.6	79.5	168.9	161.8	94.2	174.5	166.4
Military
External revenue	$545.6	$ 483.5	$ 383.7	$263.1	$ 240.7	$ 222.5	$808.7	$ 724.2	$ 606.2
Segment operating income	95.7	87.7	51.7	43.9	39.0	32.0	139.6	126.7	83.7
Depreciation and amortization
Property, plant and equipment	6.3	6.0	6.0	7.6	5.7	5.4	13.9	11.7	11.4
Intangible and other assets	5.0	5.4	4.5	2.6	2.7	2.3	7.6	8.1	6.8
Capital expenditures	5.8	6.5	7.3	30.9	22.7	15.8	36.7	29.2	23.1
Total
External revenue	$829.7	$ 961.0	$ 819.0	$696.6	$ 701.2	$ 604.6	$ 1,526.3	$ 1,662.2	$ 1,423.6
Segment operating income	145.1	179.8	147.0	119.0	126.0	103.6	264.1	305.8	250.6
Depreciation and amortization
Property, plant and equipment	11.1	10.8	10.7	64.3	60.5	49.9	75.4	71.3	60.6
Intangible and other assets	6.7	7.4	6.6	11.1	10.2	8.3	17.8	17.6	14.9
Capital expenditures	20.5	12.1	11.9	110.4	191.6	177.6	130.9	203.7	189.5

CAE Annual Report 2010 | 129

Notes to the Consolidated Financial Statements

Earnings before interest and income taxes

The following table provides reconciliation between total Segment Operating Income and earnings before interest and income taxes:

(amounts in millions)	2010	2009	2008
Total segment operating income	$264.1	$305.8	$250.6
Restructuring charge (Note 25)	(34.1)	–	–
Earnings before interest and income taxes	$230.0	$305.8	$250.6

Assets employed by segment

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts and assets of certain non-operating subsidiaries.

(amounts in millions)	2010	2009
		Restated (Note 2)
Simulation Products/Civil	$236.6	$257.3
Simulation Products/Military	424.5	400.1
Training & Services/Civil	1,150.3	1,359.3
Training & Services/Military	300.1	257.7
Total assets employed	$2,111.5	$2,274.4
Assets not included in assets employed	$510.4	$391.4
Total assets	$2,621.9	$2,665.8

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

(amounts in millions)	2010	2009	2008
Revenue from external customers
Canada	$157.7	$93.8	$98.4
United States	444.3	561.2	468.9
United Kingdom	148.3	124.0	102.2
Germany	181.3	203.8	162.6
Netherlands	62.2	87.5	98.0
Other European countries	154.5	174.3	145.5
China	78.9	86.3	71.1
United Arab Emirates	82.6	69.3	53.3
Other Asian countries	97.3	117.7	81.8
Australia	71.7	79.2	78.1
Other countries	47.5	65.1	63.7
	$1,526.3	$1,662.2	$1,423.6

(amounts in millions)	2010	2009
		Restated (Note 2)
Property, plant and equipment, goodwill and intangible assets
Canada	$268.7	$233.1
United States	355.1	422.2
South America	55.8	76.1
United Kingdom	156.2	164.1
Spain	85.4	95.8
Germany	72.5	81.1
Belgium	72.1	91.6
Netherlands	96.7	129.2
Other European countries	71.0	43.7
United Arab Emirates	68.4	85.0
Other Asian countries	119.2	126.3
Other countries	13.4	12.8
	$1,434.5	$1,561.0

130 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

NOTE 28 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed if its consolidated financial statements had been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

The effect of these principal differences on the Company’s consolidated financial statements is described and quantified as follows:

Reconciliation of consolidated net earnings in Canadian GAAP to U.S. GAAP

(amounts in millions, except per share amounts)	Notes	2010	2009	2008
			Restated (Note 2)	Restated (Note 2)
Net earnings in accordance with Canadian GAAP		$144.5	$201.1	$151.3
Results of discontinued operations in accordance with Canadian GAAP		–	(1.1)	(12.1)
Earnings from continuing operations in accordance with Canadian GAAP		$144.5	$202.2	$163.4
Deferred development costs excluding amortization	A	(11.2)	(5.7)	1.8
Amortization of deferred development costs	A	3.4	3.3	2.9
Financial instruments	B	21.0	(7.8)	6.2
Reduction of the net investment in self-sustaining operations	D	0.3	(1.9)	–
Defined benefit and other post-retirement benefit plans	E	1.1	0.2	–
Stock-based compensation	F	1.1	(2.2)	(5.9)
Acquisition-related costs	G	(2.7)	–	–
Future income tax relating to the above adjustments		(5.3)	1.6	(5.4)
Non-controlling interests, net of tax	J	1.9	0.5	2.1
Earnings from continuing operations – U.S. GAAP		$154.1	$190.2	$165.1
Results from discontinued operations in accordance with U.S. GAAP		–	(1.1)	(12.1)
Net earnings in accordance with U.S. GAAP		$154.1	$189.1	$153.0
Net earnings attributable to the non-controlling interests in accordance with U.S. GAAP	J	(1.9)	(0.5)	(2.1)
Net earnings attributable to the equity holders of the Company in accordance with U.S. GAAP		$152.2	$188.6	$150.9
Basic and diluted earnings per share from continuing operations attributable to the equity holders of the Company in accordance with U.S. GAAP		$0.59	$0.75	$0.64
Basic and diluted results per share from discontinued operations attributable to the equity holders of the Company in accordance with U.S. GAAP		$–	$(0.01)	$(0.05)
Basic and diluted net earnings per share attributable to the equity holders of the Company in accordance with U.S. GAAP		$0.59	$0.74	$0.59
Dividends per common share		$0.12	$0.12	$0.04
Weighted average number of common shares outstanding (Basic)		255.8	254.8	253.4
Weighted average number of common shares outstanding (Diluted)		255.8	255.0	254.6

CAE Annual Report 2010 | 131

Notes to the Consolidated Financial Statements

Consolidated statements of comprehensive income in accordance with U.S. GAAP

(amounts in millions)	Notes	2010	2009	2008
Net earnings in accordance with U.S. GAAP		$154.1	$189.1	$153.0
Other comprehensive (loss) income
Available-for-sale financial asset
Net change in fair value on available-for-sale financial asset		$(1.2)	$(0.6)	$–
Income tax		0.2	0.1	–
		$(1.0)	$(0.5)	$–
Defined benefit and other post-retirement benefit plans
Net change in actuarial (losses) gains	E	$(41.2)	$19.0	$(5.9)
Reclassifications to income	E	3.9	2.6	2.7
Income tax	E	10.1	(6.6)	(0.5)
		$(27.2)	$15.0	$(3.7)
Foreign currency translation adjustment
Net foreign exchange (losses) gains on translation of financial statements of self-sustaining foreign operations	D,J	$(228.3)	$114.4	$(50.2)
Net change in gains (losses) of certain long-term debt denominated in foreign currency and designated as hedges on net investments in self-sustaining foreign operations		18.3	(7.7)	15.7
Income tax	D	(0.6)	(1.4)	(0.6)
		$(210.6)	$105.3	$(35.1)
Total other comprehensive (loss) income in accordance with U.S. GAAP		$(238.8)	$119.8	$(38.8)
Comprehensive (loss) income in accordance with U.S. GAAP		$(84.7)	$308.9	$114.2
Comprehensive loss (income) attributable to the non-controlling interests in accordance with U.S. GAAP	J	$2.1	$(0.5)	$(2.1)
Comprehensive (loss) income attributable to the equity holders of the Company in accordance with U.S. GAAP		$(82.6)	$308.4	$112.1

Reconciliation of consolidated shareholders’ equity in Canadian GAAP to U.S. GAAP

(amounts in millions)	Notes	2010	2009	2008
			Restated (Note 2)	Restated (Note 2)
Shareholders’ equity in accordance with Canadian GAAP		$1,155.8	$1,197.8	$939.3
Deferred development costs, net of tax recovery of $7.8 (2009 – $6.4; 2008 – $6.3)	A	(22.4)	(16.0)	(13.7)
Financial instruments, net of tax recovery of $1.0 (2009 – tax expense of $9.8; 2008 – tax recovery of $0.1)	B	(2.7)	22.6	0.7
Foreign currency translation adjustment	D	0.8	0.1	(0.8)
Defined benefit and other post-retirement benefit plans, net of tax recovery of $20.8 (2009 – $11.6; 2008 – $17.5)	E	(57.7)	(30.7)	(43.7)
Stock-based compensation, net of tax expense of $0.9 (2009 – $0.5; 2008 – $1.0)	F	1.8	1.0	2.1
Acquisition-related costs, net of tax recovery of $0.8 (2009 – $nil; 2008 – $nil)	G	(1.9)	–	–
Shareholders’ equity in accordance with U.S. GAAP		$1,073.7	$1,174.8	$883.9

132 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Consolidated balance sheets in accordance with U.S. GAAP

(amounts in millions)	Notes		2010		2009
	H	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
				Restated (Note 2)
Assets
Current assets
Cash and cash equivalents		$312.9	$312.9	$195.2	$195.2
Accounts receivable	B	237.5	244.3	322.4	339.6
Contracts in progress		220.6	220.6	215.3	215.3
Inventories	B	126.9	127.1	118.9	119.5
Prepaid expenses		33.7	33.7	31.3	31.3
Income taxes recoverable		24.3	24.3	11.5	11.5
Future income taxes		7.1	7.1	5.3	5.3
		$963.0	$970.0	$899.9	$917.7
Property, plant and equipment, net	B	1,147.2	1,144.8	1,302.4	1,305.7
Future income taxes	A,B,E,F,G	82.9	87.2	86.1	90.3
Intangible assets	A	125.4	95.2	99.5	77.1
Goodwill	G	161.9	170.6	159.1	159.1
Other assets	B,E	141.5	118.3	118.8	104.4
		$2,621.9	$2,586.1	$2,665.8	$2,654.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	B,E,G	$467.8	$491.6	$540.4	$549.0
Deposits on contracts	B	199.7	195.1	203.8	196.4
Current portion of long-term debt	B	51.1	51.9	125.6	126.6
Future income taxes	A,B,F	23.0	21.8	20.9	26.7
		$741.6	$760.4	$890.7	$898.7
Long-term debt	B	441.6	442.5	354.7	355.2
Deferred gains and other long-term liabilities	B,E,F,G,J	200.5	232.8	184.9	177.3
Future income taxes	A,B,E,F	82.4	58.7	37.7	28.2
		$1,466.1	$1,494.4	$1,468.0	$1,459.4
Equity
Capital stock	C	$441.5	$685.7	$430.2	$674.4
Contributed surplus	F	10.9	10.9	10.1	10.0
Retained earnings	A,B,C,D,E,F,G	918.8	645.2	805.0	523.7
Accumulated other comprehensive loss	B,D,E	(215.4)	(268.1)	(47.5)	(33.3)
Shareholders’ equity		$1,155.8	$1,073.7	$1,197.8	$1,174.8
Non-controlling interests	J	–	18.0	–	20.1
		$1,155.8	$1,091.7	$1,197.8	$1,194.9
		$2,621.9	$2,586.1	$2,665.8	$2,654.3

Reconciliation items

A)    Deferred development costs

Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral. Under U.S. GAAP, development costs are expensed as incurred.

In addition, the consolidated statement of cash flow under U.S. GAAP would have the effects of net cash provided by operating activities being lower and the net cash used in investing activities being lower by $14.6 million (2009 – $10.5 million;
2008 – $16.5 million).

B)    Financial instruments

Under Canadian GAAP, the accounting for changes in fair value (i.e. gains and losses) of derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship.

CAE Annual Report 2010 | 133

Notes to the Consolidated Financial Statements

Cash flow hedges

For strategies designated as cash flow hedges, the effective portion of the changes in the fair value of the derivative is accumulated in Other Comprehensive Income (OCI) until the variability in the cash flow being hedged is recognized in earnings in future accounting periods. For cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. The ineffective portion of cash flow hedges is recorded in earnings in the current period.

Under U.S. GAAP the Company has not applied hedge accounting. As a result, all amounts accumulated in OCI under Canadian GAAP are reversed into earnings and retained earnings of U.S. GAAP purposes.

Fair value hedges

The Company has an outstanding interest rate swap contract that replaced a swap contract that had previously been put in place when the private placement was raised. The existing swap contract is designated as a fair value hedge of its private placement resulting from changes in LIBOR interest rates. With regards to the outstanding fair value hedge, the gains or losses on the hedged items attributable to the hedged risk are accounted for as an adjustment to the carrying value of the hedged items. For the fair value hedge that was discontinued prior to the transaction date, the carrying amount of the hedged item is adjusted by the remaining balance of any deferred gain or loss on the hedging item. As such, the hedge accounting adjustment has been recorded with the private placement as an increase to the gross long-term debt amount.

Under U.S. GAAP, the interest rate swap is recorded on the consolidated balance sheet at fair value with changes in fair value recognized in earnings. The Company has not applied hedge accounting. As a result, the hedge accounting adjustment has been recorded in earnings for U.S. GAAP purposes.

Embedded foreign currency derivatives

Under Canadian GAAP, the Company elects to record, as a single contract, an embedded foreign currency derivative in a host contract that is not a financial instrument, provided:

(i)     it is not leveraged;

(ii)    it does not contain an option feature; and

(iii)   it requires payments denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (for example, a relatively stable and liquid currency that is commonly used in local business transactions or external trade).

This policy choice is not permitted under U.S. GAAP which requires the embedded derivative to be bifurcated from the host contract, unless the currency is the functional currency of one of the substantial parties to the contract or is the routinely denominated currency for that particular good or service.

Transaction costs

Under Canadian GAAP, the Company elected to record transaction costs with the asset or liability to which they are associated thereby reclassifying deferred financing costs from other assets to long-term debt. Under U.S. GAAP, transaction costs are recorded as deferred financing costs presented in other assets.

C)    Capital stock

On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under U.S. GAAP, the reduction of stated capital would not be permitted.

Under Canadian GAAP, costs related to share issuance can be presented in retained earnings, net of tax. In fiscal 2004, the Company included share issued costs of $5.1 million into its retained earnings. Under U.S. GAAP, these costs were recorded as a reduction of capital stock.

D)    Foreign currency translation adjustment

Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in OCI is recognized in earnings when there has been a reduction in the net investment in a self-sustaining foreign operation. A reduction in the net investment occurs when there has been a dilution or sale of part or all of the Company’s interest in the foreign operation or a reduction in the equity of the foreign operation as a result of capital transactions. Under U.S. GAAP, a reduction in currency translation adjustment account is permitted only upon sale or upon complete or substantially complete liquidation of an investment in a self-sustaining foreign operation.

The Company measures its reconciliation items in the foreign currency of the related entity. Upon consolidation, the translation of these items creates a foreign currency translation adjustment.

134 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

E)    Defined benefit and other post-retirement benefit plans

As at March 31, 2007, the Company prospectively adopted SFAS 158, Employer’s Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FAS statements No. 87, 88, 106 and 132 (R) (now included in FASB ASC topic 715, Compensation-Retirement Benefits). Under this statement, the over-funded or under-funded status of a defined benefit pension and other post-retirement benefit plans are recognized as assets or liabilities on the consolidated balance sheet. Any unrecognized actuarial gains or losses, prior service cost or credits and unrecognized net transitional assets or obligations are recognized as a component of accumulated other comprehensive income. This concept does not currently exist under Canadian GAAP.

Under Canadian GAAP, plan assets and obligations are measured as at the date of the annual financial statements or not more than three months prior to that date. The Company measures its plan assets and obligations on December 31 of each year. Starting fiscal 2009, under U.S. GAAP, ASC 715 requires defined benefit plan assets and obligations to be measured as at the year end balance sheet date, March 31 of each year. As a result, the Company recorded a reduction of $2.1 million, net of tax recovery of $0.8 million, to retained earnings representing the net periodic benefit cost for the period between January 1, 2008 and March 31, 2008.

F)     Stock-based compensation

Under Canadian GAAP, the Company has adopted Emerging Issues Committee (EIC)-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, in the third quarter of fiscal 2007, with restatement of prior periods. Under U.S. GAAP, the Company adopted SFAS 123R, Share-Based Payment (revised 2004), (now included in FASB ASC topic 718, Compensation-Stock Compensation), on April 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except that SFAS 123R is to be applied prospectively from April 1, 2006 to new option awards that have retirement eligibility provisions. The nominal vesting period approach is continued for any option awards granted prior to adopting ASC 718 and for the remaining portion of unvested outstanding options. Consequently, this creates a discrepancy in the compensation expense reported in each year.

G)    Business combinations

Under Canadian GAAP, the Company includes, in the determination of a purchase price acquisition-related costs incurred in the pre-acquisition period. Under U.S. GAAP, these costs are expensed.

Under Canadian GAAP, the Company recognizes contingent consideration when it can be reasonably estimated and determined beyond reasonable doubt. Under U.S. GAAP, contingent consideration are initially measured at fair value and remeasured to fair value at each balance sheet date.

H)    Accounting for joint ventures

U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the SEC, accounting for joint ventures needs not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

I)      Investment tax credits

Under Canadian GAAP, the Company records its ITCs arising from research and development activities on a net basis against the costs to which they relate. Under U.S. GAAP, when the Company recognizes its federal ITCs into earnings, the credit is reflected as a reduction of tax expense.

J)     Non-controlling interests

Under Canadian GAAP, non-controlling interests are classified as a liability and net earnings and comprehensive income exclude the portion attributable to the non-controlling interests. Under U.S. GAAP, non-controlling interests are classified as equity and net earnings and comprehensive income include the portion attributable to the non-controlling interests.

The changes in non-controlling interests were as follows for the years ended March 31:

(amounts in millions)	2010	2009	2008
Balance, beginning of year	$20.1	$19.4	$17.3
Net earnings	1.9	0.5	2.1
Other comprehensive loss	(4.0)	–	–
Acquisition of non-controlling interest	–	0.2	–
Balance, end of year	$18.0	$20.1	$19.4

CAE Annual Report 2010 | 135

Notes to the Consolidated Financial Statements

Changes in accounting policies

Fair value measurements

In February 2008, the FASB delayed the effective date of ASC 820 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company has adopted ASC 820 to its non-financial assets and non-financial liabilities in fiscal 2010. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

Business combination and non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, and No. 160, Non-controlling Interests in Consolidated Financial Statements (now included in FASB ASC topic 805, Business Combinations, and ASC 810, Consolidation, respectively). These statements require a greater number of acquired assets and assumed liabilities to be measured at fair value as at the acquisition date. As well, liabilities related to contingent consideration should be remeasured to fair value at each subsequent reporting period. In addition, an acquirer should expense all acquisition-related costs in the pre-acquisition period. Finally, non-controlling interests in subsidiaries should initially be measured at fair value and classified as a separate component of equity. The Company adopted these statements in fiscal 2010 and were applied prospectively to business combinations for which the acquisition date was on or after the beginning of fiscal 2010.

Subsequent events

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (now included in FASB ASC topic 855, Subsequent Events). The standard addresses the recognition and disclosure of events that occur after the balance sheet date but before the issuance of the financial statements. As amended by FASB Accounting Standards Update (ASU) No. 2010-09 dated February 2010, an SEC filer is not required to disclose the date through which subsequent events have been evaluated. The Company adopted this statement prospectively in fiscal 2010. This statement did not have a material impact on the Company’s consolidated financial statements.

Future changes to accounting standards

Revenue recognition

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, an amendment to FASB ASC topic 605, Revenue Recognition, and ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements, an amendment to FASB ASC subtopic 985-605, Software – Revenue Recognition. The updates provide guidance on arrangements that include software elements, including tangible products that have software components that are essential to the functionality of the tangible product and will no longer be within the scope of the software revenue recognition guidance, and software-enabled products that will now be subject to other relevant revenue recognition guidance. The updates provide authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor-specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The updates must be adopted in the same period using the same transition method and are effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of the updates on the consolidated financial statements.

Transfers of financial assets

In June 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (now included in FASB ASC 860 topic, Transfers and Servicing), which amends the derecognition guidance in SFAS 140. In addition, this statement removes the concept of a qualifying special-purpose entity and the exception from applying ASC 810-10-15 subtopic, Variable Interest Entities, to qualifying special-purpose entities. These amendments are effective for financial asset transfers occurring on or after the first annual reporting period beginning after November 15, 2009 and early adoption is permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Variable Interest Entities

In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (now included in FASB ASC subtopic
810-10-15, Variable Interest Entities), which amends guidance on variable interest entities. These amendments include requiring an entity to perform an analysis to determine whether the enterprise’s variable interest gives it controlling financial interest in a variable interest entity and requiring ongoing reassessment of whether an enterprise is the primary beneficiary. These amendments are effective as of the beginning of the first fiscal year beginning after November 15, 2009 and early adoption is permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

136 | CAE Year-End Financial Results 2010

Notes to the Consolidated Financial Statements

Additional U.S. GAAP disclosure

(amounts in millions)	Notes		2010		2009		2008
	H	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
				Restated (Note 2)		Restated (Note 2)
Revenues from sales of simulators(1)	B	$829.7	$829.2	$961.0	$969.0	$819.0	$813.7
Revenues from sales of training and services(1)	B	$696.6	$696.2	$701.2	$701.9	$604.6	$604.6
Cost of sales from simulators(2)	A,B,E,I	$585.2	$609.0	$668.6	$684.4	$571.9	$575.5
Cost of sales from training and services(2)	A,B,E,I	$415.0	$414.7	$420.4	$423.8	$361.1	$362.6
Rental expenses		$73.9	$73.9	$72.4	$72.4	$66.1	$66.1
Selling, general and administrative expenses	F,G	$188.1	$189.4	$194.1	$196.3	$186.5	$192.4
Foreign exchange loss (gain)	B,D	$–	$(12.8)	$0.9	$6.7	$(12.6)	$(26.1)
Interest expense, net	B	$26.0	$16.5	$20.2	$26.9	$17.5	$19.6

(1)  Taxes assessed by government authorities that are directly imposed on revenue-producing transactions between the Company and customers are excluded from revenue.

(2)  Includes research and development expenses.

note 29 – COMPARATIVE FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

note 30 – SUBSEQUENT EVENTS

Credit facility refinancing

On April 6, 2010, the Company announced the conclusion of an agreement to refinance its existing credit facility due to expire in
July 2010. The new agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million.

The Datamine Group

On April 19, 2010, the Company announced the acquisition of The Datamine Group (Datamine) for an initial total cost of $22.8 million. Datamine is a supplier of mining optimization software tools and services.

CAE Annual Report 2010 | 137

Board of Directors and Officers

BOARD OF DIRECTORS

Lynton R. Wilson, O.C.[1,3]
Chairman of the Board
CAE Inc.
Oakville, Ontario

Marc Parent
President and Chief Executive Officer
CAE Inc.
Lorraine, Québec

Brian E. Barents[1]
Corporate Director
Andover, Kansas

John A. (Ian) Craig[2]
President
Lanzsmirn Investments
Ottawa, Ontario

H. Garfield Emerson, Q.C.[2,3]
Principal, Emerson Advisory and Corporate Director
Toronto, Ontario

Anthony S. Fell, O.C.[3]
Corporate Director
Toronto, Ontario

Paul Gagné[2]
Chairman
Wajax Income Fund
Montréal, Québec

James F. Hankinson[2,3]
Corporate Directort
Toronto, Ontario

E. Randolph (Randy) Jayne II[1]
Managing Partner
Heidrick & Struggles International, Inc.
Webster Groves, Missouri

Robert Lacroix, Ph.D[3]
Corporate Director
Montréal, Québec

John Manley[1]
Counsel
President and CEO of the Canadian Council of Chief Executives
Ottawa, Ontario

Gen. Peter J. Schoomaker U.S.A (Ret.)[3]
Corporate Director
Tampa, Florida

Katharine B. Stevenson[2]
Corporate Director
Toronto, Ontario

Lawrence N. Stevenson[1]
Managing Director
Callisto Capital
Toronto, Ontario

OFFICERS

Lynton R. Wilson
Chairman of the Board

Marc Parent
President and Chief Executive Officer

Martin Gagné
Group President
Military Products, Training and Services

Jeff Roberts
Group President
Civil Simulation Products, Training and Services

Alain Raquepas
Vice President, Finance and Chief Financial Officer

Antoine Auclair
Vice President and Corporate Controller

Jacques Ferraro
Treasurer

Hartland J. A. Paterson
Vice President, Legal General Counsel and Corporate Secretary

[1] Member of the Human Resources Committee
[2] Member of the Audit Committee
[3] Member of the Corporate Governance Committee

138	| CAE Annual Report 2010

Shareholder and Investor Information

CAE SHARES

CAE's shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol "CAE".

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Tel. 514-982-7555 or
1-800-564-6253
(toll free in Canada and the U.S.)
www.computershare.com

DIVIDEND REINVESTMENT PLAN

Canadian resident registered shareholders of CAE Inc. who wish to receive dividends in the form of CAE Inc. common shares rather than a cash payment may participate in CAE's dividend reinvestment plan. In order to obtain the dividend reinvestment plan form, please contact Computershare Trust Company of Canada.

DIRECT DEPOSIT DIVIDEND

Canadian resident registered shareholders of CAE Inc. who receive cash dividends may elect to have the dividend payment deposited directly to their bank accounts instead of receiving a cheque. In order to obtain the direct deposit dividend form, please contact Computershare Trust Company of Canada.

DUPLICATE MAILINGS

To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their investment brokers.

INVESTOR RELATIONS

Quarterly and annual reports as well as other corporate documents are available on our website at www.cae.com. These documents can also be obtained from our Investor Relations department:

Investor Relations

CAE Inc.
8585 Côte-de-Liesse
Saint-Laurent, Québec
H4T 1G6
Tel. 1-866-999-6223
investor.relations@cae.com

Version française

Pour obtenir la version française du rapport annuel, s'adresser à investisseurs@cae.com.

2010 ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:30 a.m. (Eastern Time), Wednesday, August 11, 2010 at the Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario. The meeting will also be webcast live on CAE's website, www.cae.com.

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants
Montréal, Québec

TRADEMARKS

Trademarks and/or registered trademarks of CAE Inc. and/or its affiliates include but are not limited to CAE, CAE & Design, CAE Medallion, CAE Tropos, CAE Simfinity, CAE True Electric Motion, CAE True Airport, CAE True Environment, CAE Augmented Engineering Environment and CAE Advanced Visionics System. All other brands and product names are trademarks or registered trademarks of their respective owners. All logos, tradenames and trademarks referred to and used herein remain the property of their respective owners and may not be used, changed, copied, altered, or quoted without the written consent of the respective owner. All rights reserved.

CORPORATE GOVERNANCE

The following documents pertaining to CAE's corporate governance practices may be accessed either from CAE's website (www.cae.com) or by request from the Corporate Secretary:

- Board and Board Committee mandates
- Position descriptions for the Board Chair, the Committee Chairs and the Chief Executive Officer
- CAE's Code of Business Conduct, and the Board Member's Code of Conduct
- Corporate Governance Guideline.

Most of the New York Exchange's (NYSE) corporate governance listing standards are not mandatory for CAE. Significant differences between CAE's practices and the requirements applicable to U.S. companies listed on the NYSE are summarized on CAE's website. CAE is otherwise in compliance with the NYSE requirements in all significant respects.

CAE Annual Report 2010 | 139

FORWARD-LOOKING STATEMENTS

Certain statements made in this annual report are forward-looking statements under the Private Securities Litigation Reform Act of 1995 and Canadian securities regulations. All statements, other than statements of historical facts, included herein that pertain to activities, events or developments that we expect or anticipate will or may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, prices for our major products, inventory levels, capital spending and tax rates are forward-looking statements. The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Such expectations and assumptions involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Important risks that could cause such differences include, but are not limited to, the length of sales cycle, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical in-puts, foreign exchange rate of currencies and doing business in foreign countries. These and other risks that could cause actual results or events to differ materially from current expectations or assumptions are described in the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2010, filed with the Canadian securities commissions and the U.S. Securities and Exchange Commission. Any forward-looking statements made in this annual report represent our expectations as of May 13, 2010, and accordingly, are subject to change after such date. We disclaim any intention or obligation to update any forward-looking statements unless legislation requires us to do so.

140	| CAE Annual Report 2010

As an eTree member, CAE Inc. is committed to meeting shareholder needs while being environmentally friendly. For each shareholder that receives electronic copies of shareholder communications, CAE will plant a tree through Tree Canada, the leader in Canadian urban reforestation.

Contains 47% post-consumer

Certified EcoLogo and FSC Mixed Sources

Manufactured using biogas energy